As filed with the Securities and Exchange Commission on March 22, 2004
Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Accent Optical Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3823	22-3719377
(State of other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

131 NW Hawthorne Avenue, Suite 207

Bend, Oregon 97701
(541) 322-2500
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Bruce C. Rhine

President, Chief Executive Officer and Chairman
Accent Optical Technologies, Inc.
131 NW Hawthorne Avenue, Suite 207
Bend, Oregon 97701
(541) 322-2500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Roy W. Tucker Neil M. Nathanson Perkins Coie LLP 1120 N.W. Couch, Tenth Floor Portland, Oregon 97209 (503) 727-2000	Patrick J. Schultheis Mark J. Handfelt Wilson Sonsini Goodrich & Rosati Professional Corporation 5300 Carillon Point Kirkland, Washington 98033 (425) 576-5800

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate Offering	Registration
Securities to be Registered	Price(1)	Fee

Common Stock, par value $0.00001 per share	$60,000,000	$7,602

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee.

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated           , 2004

PROSPECTUS

                           Shares

Accent Optical Technologies, Inc.
Common Stock

          This is Accent Optical Technologies, Inc.’s initial public offering of its common stock. We are offering            shares and the selling stockholders are offering            shares. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

          We expect the public offering price to be between $          and $          per share. Currently, no public market exists for the shares. After pricing of this offering, we expect the shares will be quoted on the Nasdaq National Market under the symbol “AXNT.”

          Investing in our common stock involves risks that are described in our “Risk Factors” section beginning on page 7 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Accent Optical Technologies	$	$
Proceeds, before expenses, to selling stockholders	$	$

          The underwriters may also purchase up to an additional            shares from us, and up to an additional            shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about           , 2004.

Merrill Lynch & Co.

UBS Investment Bank

Piper Jaffray

Needham & Company, Inc.

Adams, Harkness & Hill, Inc.

The date of this prospectus is           , 2004.

[Graphics to be inserted]

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

          We have registered “Accent Optical Technologies” and “Accent” with our logo as trademarks in the United States. We also own the following trademarks used in this prospectus: Caliper, CDS200, DIVA, DL8000, ECV-Pro, HL5500, HL5580, Illumina, PLM100, PN4400, Q200, QS1200, QS2200, QS3300, QSFRS, RPM 2000, RPM Sigma, SiPHER, Stratus and Vektor. All other brand names, trademarks and trade names appearing in this prospectus are the property of their respective holders.

Our fiscal year runs concurrent with the calendar year.

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and the risks of investing in our common stock discussed under “Risk Factors” before making an investment decision. References to “Accent Optical Technologies,” the “Company,” “we,” “us” and “our” refer to Accent Optical Technologies, Inc. and not the underwriters or selling stockholders.

Accent Optical Technologies, Inc.

          We design, manufacture, sell and service a broad suite of process control and metrology systems used by manufacturers of semiconductor wafers and compound and silicon semiconductor devices for the advanced computing, communications and consumer electronics markets. Our systems measure optical, electrical and material properties, including the structural composition of compound and silicon semiconductor devices, the amount of impurities or contaminants in semiconductor devices, electron mobility and the wavelength and intensity of light from light-emitting diodes, or LEDs, and laser diodes. Our systems also measure the degree of alignment and dimensions of semiconductor device features. Customers use our process control and metrology systems to lower their costs by enhancing their manufacturing efficiency and increasing their production yields, and to improve their product performance and quality. We sell our systems globally to leading semiconductor device and wafer manufacturers, including IBM, Samsung, Intel, Toshiba, Shin-Etsu Handotai, Komatsu Silicon, Nichia, Sony, DongbuAnam Semiconductor, Matsushita Chemical, Semiconductor Manufacturing International Corp., Texas Instruments and STMicroelectronics.

          Our business is principally comprised of the former Semiconductor Measurements Division of Bio-Rad Laboratories, or Bio-Rad SMD, which we acquired in July 2000. For two decades, this division produced innovative process control and metrology systems for the semiconductor manufacturing industry. To further our business objectives, we have acquired three businesses since July 2000. Amecon, acquired in 2001, provided us with certain technologies which we have not yet commercialized. GaAsCode, acquired in 2001, provided us with our DIVA product line. In 2002, we purchased a portion of the Waterloo, Canada business of Philips Electronics, which expanded our photoluminescence mapping product line and provided us with our x-ray diffraction product line.

Our Industry

          Semiconductor devices are enabling a wide variety of advanced computing, communications and consumer electronics products such as high-performance computing clusters, engineering workstations, routers, switches, cell phones, digital cameras, portable MP3 players, game boxes, DVD players, high-definition televisions, global positioning systems and flat panel displays. In addition, because of their enhanced energy efficiency, semiconductor devices such as high-brightness light-emitting diodes, or HBLEDs, are being used for illumination in cell phones and other mobile appliances, as well as traffic signals, automobiles and advertisement displays.

          The increasing complexity of these semiconductor devices creates numerous manufacturing challenges associated with smaller device geometries, additional device layers, larger silicon wafers and larger die sizes. Improvements to the traditional semiconductor manufacturing process are limited in their ability to achieve the higher speed, lower power and enhanced functionality required for some applications. As a result, semiconductor device manufacturers are using advanced materials such as compound semiconductors or are modifying the lattice, or basic crystal structure, of pure silicon using technologies such as strained silicon and silicon on insulator to enhance device performance and functionality. Devices using advanced materials or modified lattices introduce numerous additional design and manufacturing challenges due to differences in the size, spacing and shape of the atoms between the various layers.

          As a result of these manufacturing challenges, semiconductor device manufacturers are investing in process control and metrology systems that improve their yield and throughput by detecting process

variations sooner and facilitating rapid diagnosis and corrective actions. According to                          , the process control and metrology systems market is expected to grow from $2.4 billion in 2003 to $4.6 billion in 2005, representing a compound annual growth rate of 39.1%.

Our Solutions

          We provide a broad suite of lattice engineering metrology and photolithography process control and metrology systems to semiconductor device and wafer manufacturers that enable them to improve their manufacturing efficiency and increase their production yields.

Lattice Engineering Metrology Solutions

          Our lattice engineering metrology solutions address specific yield challenges that arise when semiconductor device and wafer manufacturers use advanced materials such as compound semiconductors or modify the lattice of pure silicon in order to achieve higher device performance characteristics. Our lattice engineering metrology solutions offer the following benefits:

•	Accurate Measurement of Silicon Dopants — Our fourier transform infrared spectrometers, or FTIRs, enable silicon semiconductor device and wafer manufacturers to measure the amount of dopants such as boron and phosphorus incorporated into the silicon lattice and the thickness of differently-doped silicon layers used to form transistors.

•	Highly Sensitive, Automated Defect Mapping — Our SiPHER system uses photoluminescence, or PL, technology that analyzes the wavelength of light emitted from the silicon wafer surface to provide real-time, automated wafer mapping of electrically active defects and contamination in the lattice with sub-micron resolution.

•	Improved Process Control — Our series of other photoluminescence mapping systems enable manufacturers of compound semiconductors used for HBLEDs, laser diodes, photodetectors and power amplifiers to improve their manufacturing efficiency by detecting process variations sooner and facilitating rapid diagnosis and corrective actions.

•	Accurate Characterization of Lattice Properties — Our x-ray diffraction product line accurately measures lattice strain, crystal structure, composition, alignment, defects and layer thickness.

Photolithography Process Control and Metrology Solutions

          Our photolithography process control and metrology solutions are used by silicon semiconductor device manufacturers to analyze device dimensions and alignment at critical steps in the manufacturing process in order to identify, diagnose and minimize fabrication process variations. Our photolithography process control and metrology solutions offer the following benefits:

•	Greater Precision — Our overlay systems are capable of measuring vertical alignment of layers for device structures smaller than 100 nanometers. Our critical dimension, or CD, scatterometers enable greater precision for some applications as compared to competing CD-SEM solutions.

•	Enhanced Device Characterization — By using test patterns inserted in the dead space between the die on a wafer, our CD scatterometers provide critical length and width measurements and, for certain applications, critical depth measurements, of device structures.

•	Greater Reliability — We offer Linux-based CD scatterometers and overlay systems, which we believe result in greater reliability and uptime compared to competing systems based on other operating systems. In addition, our CD scatterometers operate at atmospheric conditions, resulting in greater reliability and uptime than competing CD-SEM solutions that operate under vacuum conditions.

•	Advanced Yield Analysis Software — Our proprietary software collects and analyzes metrology data and generates actionable information that can help identify defect patterns caused by underlying process problems. This information helps semiconductor device and wafer manufacturers eliminate unnecessary wafer rework and develop long-term yield improvement strategies.

Our Strategy

          Our objectives are to become the leading provider of a broad suite of process control and metrology systems for the lattice engineering metrology market and to enhance our competitive position in the photolithography process control and metrology market. In order to accomplish these objectives, our strategy is to:

•	Expand and Enhance Our Product Offerings Through Internal Development — We intend to continue to actively expand our technology and intellectual property portfolio by investing in research and development and pursuing new applications for our core technologies.

•	Grow Our Business Through Acquisitions and Licenses — We intend to acquire and license complementary product lines or technologies that enhance our family of systems or provide opportunities for future growth.

•	Strengthen Our Relationships with Customers and Industry Consortia — All levels of our company will continue to focus on building close relationships with customers, industry consortia and research centers. These relationships provide insight into industry trends that enable us to develop new products with broad market appeal.

•	Improve Our Manufacturing Efficiencies — We intend to continue to lower our fixed cost structure and improve our ability to manage costs by selectively outsourcing the production of components and sub-assemblies.

•	Provide Focused Distribution Channels — Our direct sales personnel work closely with our technologists, who possess an in-depth understanding of the specific challenges faced by semiconductor device and wafer manufacturers for lattice engineering metrology and photolithography process control and metrology applications. By integrating our sales and technology teams, we believe we are better able to serve our customers and pursue new opportunities.

Corporate Information

          We were incorporated in Delaware on April 6, 2000. Our principal executive offices are located at 131 NW Hawthorne Avenue, Suite 207, Bend, Oregon 97701, and our telephone number is (541) 322-2500.

The Offering

Common stock offered by:

Accent Optical Technologies	shares

Selling stockholders	shares

Total	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	We estimate that our net proceeds from this offering without exercise of the overallotment options, will be approximately $ million. We intend to use approximately $16.5 million of our net proceeds to repay existing debt, and the remainder for working capital, capital expenditures and other general corporate purposes, including potential acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market symbol	AXNT

          The number of shares of common stock to be outstanding after this offering is based on the pro forma number of shares outstanding as of           , 2004 and reflects the conversion of all shares of our outstanding Series A preferred stock and convertible preferred stock plus accrued and unpaid dividends thereon into common stock. This number excludes:

•	shares issuable upon exercise of outstanding options issued under our 2000 stock incentive plan with a weighted-average exercise price of $ per share,

•	shares authorized for issuance under our 2004 stock incentive plan,

•	shares reserved for purchase by employees under our 2004 employee stock purchase plan and

•	shares issuable upon conversion of dividends on our Series A preferred stock and convertible preferred stock that accrue subsequent to , 2004.

          In addition, the underwriters have a 30-day option to purchase up to           additional shares from us and           additional shares from the selling stockholders to cover overallotments. Some of the disclosures in this prospectus would be different if the underwriters were to exercise their overallotment options. Except as otherwise indicated, the information in this prospectus reflects the following assumptions:

•	all outstanding shares of our Series A preferred stock, plus accrued and unpaid dividends, convert into shares of our common stock (assuming an initial public offering price of $ per share) upon completion of this offering,

•	all outstanding shares of our convertible preferred stock convert into shares of our common stock, and accrued and unpaid dividends convert into an additional shares of our common stock (assuming an initial public offering price of $ per share), upon completion of this offering,

•	the underwriters do not exercise their overallotment options to purchase additional shares in this offering and

•	the completion of a -for- reverse split of our common stock prior to consummation of this offering.

Summary Consolidated Financial Data

          The summary consolidated financial data set forth below should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and the notes to the audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of results for any future period. The “Pro Forma” data in the table below reflects our capitalization as of December 31, 2003 with adjustments for the conversion of all outstanding shares of our Series A preferred stock, plus accrued and unpaid dividends as of December 31, 2003, into            shares of common stock, assuming an initial public offering price of $          per share, all outstanding shares of our convertible preferred stock into            shares of common stock and all accrued and unpaid dividends on the convertible preferred stock as of December 31, 2003 into            shares of common stock, assuming an initial public offering price of $          per share. The “Pro Forma As Adjusted” column in the table below reflects the application of the net proceeds from the sale by us of the shares of common stock in this offering at an assumed initial public offering price of $          per share, after the deduction of the underwriting discount and estimated offering expenses, and the application of a portion of these net proceeds to repay certain of our debt obligations as set forth under “Use of Proceeds.”

	Period from
	April 6, 2000
	(date of
	inception) to	For the Years Ended December 31,
	December 31,
	2000	2001	2002	2003

	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues
Products	$31,822	$63,409	$30,402	$28,078
Services	2,058	6,583	7,774	9,477

Total revenues	33,880	69,992	38,176	37,555

Cost of revenues
Products	13,289	26,696	16,219	14,103
Services	2,452	4,599	4,057	4,698

Total cost of revenues	15,741	31,295	20,276	18,801

Gross profit	18,139	38,697	17,900	18,754

Operating expenses
Research and development	2,733	7,460	6,166	6,979
Selling, general and administrative	7,103	23,417	15,324	15,401
Restructuring, amortization and impairment	5,879	7,443	4,756	1,164

Total operating expenses	15,715	38,320	26,246	23,544

Income (loss) from operations	2,424	377	(8,346)	(4,790)

Total other expenses, net	1,471	2,085	1,837	2,408

Income (loss) before income taxes	953	(1,708)	(10,183)	(7,198)
Benefit (provision) for income taxes	(557)	(2,696)	894	166

Net income (loss)	396	(4,404)	(9,289)	(7,032)
Cumulative dividends on preferred stock	(713)	(2,684)	(2,880)	(3,022)

Net income (loss) attributable to common stockholders	$(317)	$(7,088)	$(12,169)	$(10,054)

Net income (loss) per common share — basic and diluted(1)	$(0.00)	$(0.06)	$(0.10)	$(0.08)

Pro forma per share amounts(1):
Pro forma net loss per share — basic and diluted				$(0.05)

(1)	Restated to reflect completion of a -for- reverse stock split prior to consummation of this offering.

	As of December 31, 2003

		Pro Forma As
	Actual	Adjusted

		(unaudited)

	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$5,508	$
Working capital	16,641
Total assets	33,629
Long-term debt, less current portion	14,272
Total stockholders’ equity	7,474

RISK FACTORS

          Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our common stock. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business and Our Industry

The unpredictability of our quarterly operating results may cause the trading price of our common stock to decline.

          Our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. As a result, you should not rely upon quarter-to-quarter comparisons of our revenues and operating results as indications of future performance. Some of the factors that could cause our revenues and operating results to fluctuate include:

•	the demand for semiconductor devices,

•	the rate of capital spending by semiconductor device and wafer manufacturers,

•	the volume of our systems that we and our subcontractors can manufacture and deliver in a quarter,

•	the ability of our suppliers to timely deliver components necessary for the manufacture and assembly of our systems,

•	the timing, cancellation or delay of orders, the delay of acceptance or the return of our systems by our customers,

•	the timing and success of the introduction of new systems and technologies by our competitors or us,

•	competitive pressures on selling prices,

•	the length of our sales cycle, which can range from two to 24 months,

•	fluctuations in foreign currency exchange rates, particularly with the British pound and Japanese yen,

•	the efficiency of our manufacturing operations,

•	changes in our product mix or the mix between sales of our systems and services,

•	charges associated with stock-based compensation and acquisitions,

•	the cost of installing systems and providing warranty service relative to established reserves and

•	the implementation of new accounting standards on revenue recognition, stock-based compensation or other issues.

          Additionally, our operating expenses are based, in part, on anticipated future revenues and a high percentage of our expenses are fixed in the short term. If our revenues are below our expectations in any quarter, the negative effect on our operating results may be magnified by our inability or our deliberate decision not to adjust spending in a timely manner to offset the revenue shortfall. These factors may cause our operational and financial performance to fall below market analysts’ expectations, which could cause the trading price of our common stock to decline.

We have experienced net losses during our limited history operating as an independent company and we may not attain profitability in the future.

          From the inception of our business on April 6, 2000 through December 31, 2003, we incurred cumulative net losses of $20.3 million. While we achieved net income in the period starting on the date of inception and ending December 31, 2000, we have subsequently incurred net losses each year and may continue to do so in the future. We incurred non-cash charges related to stock-based compensation in the past, and will incur non-cash charges related to stock-based compensation in future periods as a result of past option grants, which will further hamper our ability to achieve and maintain profitability. Further, to support our worldwide customer base, we maintain significant operations around the world. Our revenues may not be sufficient to cover the costs of sustaining these operations. We may not be able to attain profitability on a quarterly or annual basis in the future.

Cyclicality in the semiconductor industry may lead to substantial decreases in demand for our systems and technologies.

          The semiconductor industry is highly cyclical. It has been subject to significant downturns at various times, characterized by diminished demand, accelerated erosion of average selling prices and production overcapacity. In the past, such downturns have also been reflected in the markets for capital equipment related to semiconductor manufacturing, as semiconductor companies suspend capital expenditures. During such downturns the increased availability of used equipment may further reduce demand for our systems. According to                          , worldwide semiconductor capital spending increased 14.6% and 82.0% in 1999 and 2000, respectively. Following these periods of strong growth, capital spending declined by 29.3% and 38.5% in 2001 and 2002, respectively. In 2003, capital spending grew by approximately 5.7%. Our revenues declined from a peak of $70.0 million in 2001 to $37.6 million in 2003. Potential slower growth or contraction in the industries served by our customers or adverse changes in our customers’ capital expenditures would harm our business.

Our business plan is premised in part on growth in the market for lattice engineering metrology systems and our business will not be successful if this market does not develop as we expect.

          Our business plan is premised in part on growth in the demand for advanced semiconductor devices such as compound semiconductors, HBLEDs and strained silicon devices and the adoption of technologies for manufacturing these devices that are compatible with our metrology systems. If the market for these advanced semiconductor devices fails to grow as we expect or if the manufacturers of these advanced semiconductor devices adopt manufacturing technologies for which our metrology systems are not well suited, the demand that we anticipate for our lattice engineering metrology systems will not materialize.

In order to remain competitive, we must develop and introduce new systems as well as improve our existing systems on a timely basis.

          The semiconductor industry is characterized by rapid change, emerging standards and the introduction of new technologies. Our future success will depend upon our ability to design, develop and introduce new systems that achieve market acceptance, as well as our ability to improve our current systems, on a timely basis. We may experience difficulty in delivering systems that meet our customers’ changing needs. Even if we are able to design and deliver systems that meet our customers’ needs, we may not be able to do so on a cost-effective basis. In order to remain competitive, we must demonstrate the superiority of our solutions when customers are designing their next generation of products or facilities, and our systems must be qualified and available for purchase when semiconductor device manufacturers begin equipping their facilities. We may experience difficulties or delays in our development efforts with respect to new or existing systems. Any difficulty or significant delay in developing enhancements to our existing systems or releasing new systems could adversely affect our reputation, provide a competitor a first-to-market advantage or cause a competitor to achieve greater market share. Some of our systems use measurement techniques that destroy the semiconductor device being measured and are therefore only used to test a sample of the devices manufactured. If a competitor developed equally effective non-destructive systems capable of testing each device while in production, we would be at a significant disadvantage and our operating results and financial condition would be harmed.

Our systems have long development cycles, and we may encounter numerous obstacles to successful commercialization.

          We expect to spend a significant amount of time and resources to develop new systems and upgrades for our existing systems. In light of the long product development cycles inherent in our industry, we will make these expenditures well in advance of any revenues from the sale of new systems and upgrades. Our ability to commercially introduce and successfully market any new system or upgrade is subject to a variety of challenges including problems associated with transitioning development prototypes to production, design defects and other challenges that could increase our costs and prevent or delay introduction of these systems or upgrades to the marketplace. If we are unable to introduce new systems or upgrades on a timely basis, or if we are unable to recover the research and development costs associated with such systems, our operating results and financial condition would be harmed.

The high cost of switching system vendors in our markets makes it difficult for us to win customers from our competitors even if our systems are superior.

          Once a vendor’s system has been installed in a production line application, a semiconductor device manufacturer must often make costly technical modifications, retrain personnel and suffer production downtime in order to switch to another vendor’s system. To avoid these costs, semiconductor device manufacturers generally rely upon the system from the incumbent vendor and, to the extent possible, subsequent generations of the same vendor’s system, for the life of the application. Accordingly, unless our systems offer performance or cost advantages that substantially outweigh the expense of switching to our systems, it will be difficult for us to achieve significant sales to a potential customer after it has selected another vendor’s system.

The markets in which we participate are intensely competitive, and if we are unable to compete effectively, our business would be harmed.

          We compete in the emerging market for lattice engineering metrology systems and the more mature market for photolithography process control and metrology systems. The market for lattice engineering metrology systems is highly fragmented. Competition typically consists of privately held companies or divisions of large, established companies such as Spectris and Thermo Electron. We expect intense competition in this market to continue. Our market share and operating results can fluctuate dramatically as a result of the introduction of new, competitive systems and the ability of competitors to secure patent and other intellectual property rights.

          The market for photolithography process control and metrology systems is highly competitive with numerous large, established companies. Our most significant competitors in this market are Hitachi, KLA-Tencor, Nanometrics, Nikon and Therma-Wave. These companies have substantially superior distribution capabilities and larger research and development budgets than we do and greater ability to offer bundled and integrated product offerings to customers. In addition, significant competition for our critical dimension scatterometers has emerged from manufacturers of traditional reflectometers and ellipsometers that have extended their technology by using new algorithms that enable their tools to perform critical dimension measurements.

          Many of our existing and potential competitors in both the lattice engineering metrology and photolithography process control and metrology markets have greater name recognition, larger customer bases, more established customer relationships and greater financial, technical, manufacturing, marketing and other resources than we do. As a result, they may be able to respond more quickly to new or emerging technologies and to changes in customer requirements, to devote greater resources to the development, promotion, sale and support of their products and to reduce prices to increase market share. They may also be able to drive industry standards or influence standard-setting bodies in order to limit our access to or exclude us from markets. If the research and development efforts of our competitors are more effective than our own, some or all of our systems and technologies may become non-competitive or obsolete. Potential customers may also decide for risk management reasons to purchase products from our larger competitors who have greater financial resources than we do. Moreover, there has been significant merger and acquisition activity among our existing and potential competitors. These combinations may provide our existing and potential competitors with an advantage over us by enabling them to expand their product offerings and service capabilities to meet a broader range of customer needs.

Our photolithography process control and metrology systems are subject to competitive threat from integrated metrology systems.

          A significant portion of our revenues is derived from the sale of stand-alone overlay systems and critical dimension scatterometers that are used to detect and diagnose problems in the photolithography process. Semiconductor device manufacturers may demand integration of these systems with other semiconductor processing equipment to lower their costs. To provide integrated systems, we would need to establish relationships with a small number of original equipment manufacturers, or OEMs, that control a large portion of the semiconductor processing systems markets. Some of these OEMs are our competitors or may choose to work with our competitors to our exclusion. Further, we may not be able to timely or cost-effectively adapt our systems to be competitive in the market for integrated metrology tools. If we are unable to compete effectively with integrated metrology systems, or if we are unable to establish relationships with OEMs on commercially satisfactory terms, our sales, operating results and financial condition would be harmed.

Competitive conditions in our industry may require us to reduce our prices.

          We may be required to enact price reductions to maintain our competitive position. Customers in the semiconductor industry have significant buying power. Some customers have adopted dual-source strategies that result in downward pressure on pricing. Constrained customer budgets and the availability of used process control and metrology systems could also result in price reductions. The advent of Internet auctions for used equipment has intensified this pressure by increasing the transparency and efficiency of used equipment transactions. Maintaining technological advantages to mitigate the adverse effect of pricing pressures will require a continued high level of investment by us in research and development and sales and marketing. We may not have sufficient resources to continue to make such investments and we may not be able to make the technological advances necessary to maintain such competitive advantages. To the extent that we are unable to demonstrate that our systems provide technological advantages over products offered by our competitors, we are likely to experience increased price competition or loss of market share with respect to such systems.

We depend on a small number of high-revenue sales to a limited number of customers, and the loss of any such sale or any one of our customers may harm our business.

          A small number of customers typically account for a significant portion of our total revenues in any particular period. Sales to our top five customers were 37.0%, 39.0% and 42.9% of our total revenues for 2001, 2002 and 2003, respectively. Sales to Intel were 29.3%, 13.5% and 9.5% of our total revenues in 2001, 2002 and 2003, respectively. Sales to IBM were 10.1% and 14.9% of our total revenues for 2002 and 2003, respectively. Sales to Samsung were 10.3% of our total revenues in 2003. The loss of any significant customer will cause our revenues to decline. For example, in 2000, Intel conducted an evaluation of vendors for 300mm overlay systems and selected one of our competitors, resulting in a significant decline in revenues from Intel over the past two years. Moreover, consolidation in the semiconductor industry could reduce the number of available customers.

          During any quarter, a significant portion of our revenues is derived from the sale of a relatively small number of systems. Our overlay systems and critical dimension scatterometers for the photolithography process are priced at up to $900,000 per system. In some cases, a single system has accounted for approximately 10% of a quarter’s revenues. Accordingly, a small change in the number of systems we sell during any period will cause significant changes in our operating results.

As our customers transition to 300mm diameter silicon wafer production, they are experiencing increasing manufacturing efficiencies which may reduce future demand for semiconductor capital equipment.

          In recent years, major semiconductor device manufacturers have transitioned production from 200mm to 300mm diameter wafers. The larger wafers can contain more than three times as many devices per wafer. This transition to 300mm wafers, coupled with improvements in automation and manufacturing throughput, are increasing the productivity of semiconductor manufacturing equipment. As their productivity improves, it may reduce the demand for our process control and metrology systems.

Variations in the amount of time it takes for us to sell our systems may cause fluctuations in our operating results.

          Variations in the length of our sales cycles could cause our revenues and operating results to fluctuate significantly from period to period. Our customers generally take a long time to evaluate systems before committing to make a purchase. We expend significant resources educating and providing information and test systems to our prospective customers. The length of time it takes us to close a sale depends upon many factors, including:

•	the process development cycle of the customer,

•	the effectiveness of our sales force and our independent sales representatives and distributors,

•	the complexity of the customer’s fabrication processes,

•	the internal technical capabilities and sophistication of the customer,

•	the availability of our personnel to install systems and

•	the capital expenditure budget of the customer.

          Because of the number of factors influencing our sales cycle, the period between our initial contact with a potential customer and the time when we recognize revenue from that customer, if ever, varies widely in length. Our sales cycle can range from two to more than 24 months. Sometimes our sales cycle can be much longer than 24 months, particularly with our international customers. In addition, the subsequent build cycle, or the time it takes us to build a system to customer specifications after receiving an order, can take up to six months depending on capacity and parts availability. During these cycles, we commit substantial resources to our sales and manufacturing efforts in advance of receiving any revenues.

Our customers may cease purchasing our systems at any time.

          We typically do not have long-term purchase commitments from our customers or a substantial noncancelable backlog. Generally:

•	our customers are not obligated to purchase a specified number of our systems and can cancel purchase orders or return systems prior to payment,

•	our customers are free to purchase systems from our competitors,

•	we are exposed to competitive price pressure on each order and

•	our customers are not required to make minimum purchases.

          As a result, our sales and revenues over the long term depend on our ability to provide our customers with the best systems and service. Depending on our customers’ needs and competitive conditions in the marketplace, anticipated system orders may not materialize, and orders that do materialize may be cancelled or delayed. The lack of long-term purchase commitments from our customers and a substantial noncancelable backlog impedes our ability to allocate our capacity efficiently and forecast our future revenues. In addition, because our expense levels are based in part on our expectations of future revenues, we may be unable to adjust costs in a timely manner to offset revenue shortfalls.

We may experience reductions in product or service revenues or income as a result of changes in product mix.

          A significant portion of our 2003 revenues came from sales of our overlay and FTIR systems. Continued market acceptance of these product lines is critical to our success. Any decline in demand for these systems would harm our business. Revenues from service contracts, systems support and spare parts sales to owners of our systems were 9.4%, 20.4% and 25.2% of total revenues in 2001, 2002 and 2003, respectively. Our overlay systems for photolithography control generate more service revenue per dollar of capital equipment sold than do our other systems. Thus, if overlay systems become a smaller percentage of our revenues, our service revenues are likely to decline as a percentage of revenues. Similarly, approximately 59.8% and 39.5% of our 2003 revenues from the sale of systems came from sales of our lattice engineering metrology systems and photolithography process control and metrology systems, respectively. As our lattice engineering metrology systems typically have higher gross margins than our photolithography process control and metrology systems, if customer purchasing patterns or other factors result in any increase in the number of photolithography process control and metrology systems sold relative to lattice engineering metrology systems, our operating margins would be harmed.

Sales to manufacturers of HBLEDs may be negatively affected by lawsuits and intellectual property disputes between these manufacturers.

          Our future success will depend in part on growth in the worldwide market for semiconductor devices such as HBLEDs. The HBLED market consists of a few large manufacturers, several of which have asserted infringement of intellectual property rights against each other. This litigation, if it continues, may constrain market acceptance of HBLED products. Further, a resolution that requires manufacturers to pay royalties to intellectual property holders or that otherwise increases costs for manufacturers may result in investment decisions or pricing that delays or prevents market acceptance. We supply lattice engineering metrology systems to the manufacturers of HBLEDs and, to the extent that the sales growth of their products is limited, it would reduce the demand for our systems.

If our third-party distributors and sale representatives do not meet our sales objectives, our revenues will fall below expectations.

          We use third parties to sell, and in some cases to sell and service, our systems in certain geographic markets, primarily China, Taiwan and Singapore, and for particular systems, primarily our DIVA product line, throughout the world. Sales to, or originated by, distributors or third-party sales representatives accounted for approximately 4.4%, 2.9% and 4.3% of total revenues in 2001, 2002 and 2003, respectively. Our agreements with our distributors and third-party sales representatives permit termination by either party following a notice period that ranges from 60 to 120 days. The loss of any of our key distribution partners or sales representative would result in the immediate loss of sales as well as a loss of sales momentum in the market in which such partner or sales representative operated.

Failure to manage and sustain our growth may harm our business.

          Our ability to grow successfully requires an effective planning and management process. In the past, we have reduced personnel and consolidated facilities in an attempt to reduce operating costs. The reduction in available resources, coupled with the manufacturing challenges associated with our broad product line, may make it difficult to meet increases in demand. In addition, if we add new systems to our portfolio, increase production levels or hire a significant number of new employees such changes will place a significant strain on our infrastructure, internal systems and other resources. This strain will be increased by the geographic dispersion of our operations and our senior management. To manage our growth effectively, we must continue to improve and expand our management information systems, accounting and internal controls, processes and procedures, manufacturing capacity, sales and marketing functions and research and development capabilities in a timely and efficient manner and to invest the necessary capital to make this possible. Those resources may not be available when we need them or we may not have sufficient capital to invest.

Expansion of our business through acquisitions, licensing or joint ventures could result in diversion of resources and extra expenses, which may disrupt our business and harm our financial condition.

          We intend to pursue acquisitions of businesses, to pursue acquisitions or licensing of products and technologies and to establish joint venture relationships in order to expand our business. The negotiation of potential acquisitions, licenses or joint ventures, as well as the integration of an acquired or jointly developed business, product or technology, could cause diversion of management’s time and our resources. Such transactions could result in:

•	additional operating expenses without additional revenues,

•	dilutive issuances of equity securities,

•	the incurrence of debt and contingent liabilities,

•	amortization or impairment of goodwill and other intangibles assets,

•	unrealized synergies,

•	write-offs of in-process research and development and

•	other acquisition related expenses.

          We may not be able to successfully integrate acquired businesses, technologies or joint ventures with our operations or retain key employees from acquired businesses. We may not receive the intended benefits of any acquisition, license or joint venture that occurs. Revenues derived from licenses may be disrupted if we breach license agreements or if the licensee fails to meet its obligations. In addition, future acquisitions or joint ventures may disrupt our operations and our business may suffer.

If we fail to attract and retain qualified personnel, our business will be harmed.

          Due to the specialized nature of our business, our success largely depends upon the continued service of our executive officers and other key management, technical and sales personnel, and on our continued ability to hire and retain qualified management, technical and sales personnel. Many of our technologists in particular require years of education, training and experience in multiple fields of science and engineering. There is not a meaningful pool of such technologists in the vicinity of our major facilities in Bend, Oregon and York, United Kingdom, and we may find it difficult to recruit sufficient talent to these locations. Competition for these employees in the semiconductor and semiconductor capital equipment industries is intense, and we may not be successful in our recruiting efforts. We also rely significantly on Bruce C. Rhine, our President, Chief Executive Officer and Chairman, who is a co-founder of our company. The loss of any key employee, the failure of any key employee to perform in his or her current position or our inability to attract and retain additional skilled employees as needed could impair our ability to meet customer and technological demands and would harm our business.

We depend on third parties to supply many of the components for our systems, which reduces our control over the production and delivery of our systems.

          As a result of our outsourcing strategy, we are and will continue to depend on third-party suppliers, including sole-source suppliers, for several critical components for our systems. We intend to minimize the number of suppliers from which we buy, which will magnify our dependence on particular suppliers. Our dependence on third parties has significant risks that could potentially harm our operating results, including:

•	we have no guaranteed long-term level of supply for components with any third party. The available capacity of each supplier may limit its ability to provide us with necessary components and our suppliers could allocate that limited capacity to other customers. Suppliers could lose production capacity as a result of labor issues, power outages, fire or other natural and man-made disasters. Suppliers could reduce or even eliminate the capacity allocated to us on short notice, even after we have submitted a purchase order. In particular, we have difficulty maintaining an adequate supply of some circuit boards used in our systems because board level components, such as microprocessors and microcontrollers, tend to have shorter life cycles than our systems;

•	if we lose an existing supplier, we would experience delay and expense in finding and qualifying a replacement supplier and helping the new supplier develop the particular component that we need. In addition, some of our customers have policies that do not allow us to change a component supplier and, as a result, sales may be delayed or lost until they consent to an acceptable replacement component. In 2000, for example, a supplier could not meet our requirements for a critical component of our overlay systems because it elected to service the needs of a larger customer. As a result, our production was delayed and our revenue and operating results for the period were harmed. We may experience similar problems in the future;

•	although we provide our suppliers with rolling forecasts of our production requirements, these forecasts may prove to be inaccurate. In particular, a number of components such as factory automation and environmental control interfaces, wafer stages and monochromators represent a significant portion of the cost of our systems and require long lead-times. If we underestimate our need for such components, we may lose sales or have revenues deferred as a result of production delays. If we overestimate our need for such components, we will have increased inventory costs and will bear greater risk relating to part obsolescence;

•	we incorporate third-party software into our systems which would be difficult to replace if the third parties were to cease providing or supporting their software;

•	we have limited control over delivery schedules and we may not receive components within the time frames and in the volumes required to meet our customers’ needs; and

•	we have limited control over our suppliers’ quality assurance, which may result in an unsatisfactory level of defective components. At times, for example, we have had quality issues with purchased lasers.

If our systems contain defects or fail to achieve industry reliability standards, our reputation will be harmed, and we may incur significant unexpected expenses and lose sales opportunities.

          Our systems have in the past contained, and may in the future contain, undetected errors or defects. For example, in the past, our customers have encountered bugs and other defects in the software used to configure and operate our metrology systems, causing us to spend significant time and resources to fix these problems to our customers’ satisfaction. Any similar problem in the future may:

•	cause delays in system introductions and shipments,

•	result in increased costs and diversion of development resources,

•	cause us to incur increased charges due to obsolete or unusable inventory,

•	cause us to exceed our warranty reserves,

•	require design modifications and

•	decrease market acceptance or customer satisfaction with our systems, which could result in system returns and therefore harm our operating results.

          Our customers also might seek to recover from us any losses resulting from defects or failures in our systems. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any of these claims, moreover, whether or not successful, could damage our reputation and business.

We manufacture most of our systems at a single facility, and our results of operations would be harmed if manufacturing disruptions cause us to not meet customer requirements.

          We manufacture most of our systems in York, United Kingdom. Our manufacturing operations could be disrupted as a result of a number of events, including power outages, fire, and natural or man-made catastrophes. As part of our restructuring efforts in 2003, we closed our operations in Randolph, Massachusetts, Waterloo, Canada and Albuquerque, New Mexico. The Randolph facility was primarily responsible for our FTIR product line, including engineering, product marketing, final test and qualification. We are transferring all FTIR production, testing and qualification procedures to our primary manufacturing facility in York, United Kingdom. The Waterloo facility was responsible for engineering, product marketing, final test and manufacturing of our x-ray diffraction and PLM100 systems. We have transferred all such activities to our facilities in the United Kingdom. The Albuquerque facility was responsible for engineering, product marketing, final test and qualification of our CDS product line, all of which have been transferred to our York, United Kingdom and Bend, Oregon facilities. We may experience difficulties meeting delivery deadlines and quality expectations during the transition period.

If we are not able to protect our intellectual property rights adequately, our revenues and profits will be harmed.

          Our patents, copyrights, trademarks, trade secrets and similar intellectual property rights are important to our success. We rely on a combination of patent, trademark, copyright and trade secret laws to protect our proprietary rights. As of December 31, 2003, we owned seven United States patents and held an exclusive license to one United States patent. We also have or have applied for foreign patents on some technologies in some jurisdictions in which we have substantial sales activities. However, we do not have patents and have not applied for patents in all such jurisdictions, including the United States, on some of our technologies. We have submitted, and may in the future submit, additional patent applications. In particular, our business plan for our SiPHER product line is premised in part upon the validity of, and our ability to enforce, a foreign patent, as well as prosecute pending United States and foreign applications to issuance, relating to defect and contamination detection in the lattice through photoluminescence. Additionally, our business plan for our CDS product line is premised in part upon the validity of, and our ability to enforce, a key U.S. patent relating to the use of lasers in multiangle scatterometry. Patents may not be issued from any patent applications submitted, and any patents we hold, including our key patents, may be challenged, invalidated, held unenforceable or circumvented, and the claims in any of our patents may not be of sufficient scope or strength to provide any meaningful protection or commercial advantage to us.

          In 2003, approximately 63.1% of our revenues were derived from sales in foreign countries, including Taiwan, South Korea, Japan, China and Singapore. The laws of some foreign countries, including countries in which we have employees or sell our systems, do not protect our proprietary rights to as great an extent as do the laws of the United States, and many United States companies have encountered substantial problems in protecting their proprietary rights against infringement in such countries.

          We typically use licensing agreements and employee and third-party nondisclosure and assignment agreements to limit access to, and distribution of, our proprietary information and to obtain ownership of technology developed by our employees or contractors on a work-for-hire basis. However, not all of our non-U.S. employees who might develop proprietary technology have executed such agreements. We may not be able to detect unauthorized uses and take immediate or effective steps to enforce our rights. The steps we take to obtain ownership of any intellectual property may not be sufficient to assure our ownership of all proprietary rights. We also rely on unpatented trade secrets to protect our proprietary technology; however, others may be able to independently develop or otherwise acquire the same or substantially equivalent technologies or otherwise gain access to our proprietary technology or disclose that technology. We ultimately may not be able to protect our rights to our unpatented proprietary technology. In addition, third parties may obtain patent rights to such unpatented trade secrets, which could be used to assert infringement claims against us.

Third parties may claim we are infringing their intellectual property rights, and we could suffer significant litigation or licensing expenses and we may be prohibited from selling our products.

          Third parties may claim that we are infringing their intellectual property rights, and we may be found to infringe those intellectual property rights. While we do not believe that any of our technologies infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology and services.

          We may be required to license technology from third parties to develop new systems or system enhancements or to resolve third-party infringement claims. Third-party licenses may not be available to us on commercially reasonable terms or at all. We could be required to obtain substitute technology of lower quality or performance or at higher cost. The inability to obtain necessary third-party licenses could adversely affect our ability to develop new systems or upgrade current systems.

          Any litigation regarding patents or other intellectual property would be costly and time-consuming and would divert our management and key personnel from our business operations. The complexity of our technology and the uncertainty of the outcome of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into royalty or license agreements that we may not be able to obtain on terms acceptable to us, or at all. We also may become subject to significant damages or injunctions that could prohibit us from selling or licensing our technologies.

Due to our significant level of international operations, we are subject to international operational, financial and political risks.

          Sales to customers outside the United States accounted for 42.2%, 57.3% and 63.1% of our total revenues in 2001, 2002 and 2003, respectively. Further, almost all of our manufacturing operations are in the United Kingdom. Risks associated with our doing business outside of the United States include:

•	compliance with a wide variety of foreign laws and regulations, particularly labor, environmental and other laws and regulations that govern our operations in the United Kingdom,

•	changes in laws and regulations relating to the import or export of semiconductor capital equipment and related systems,

•	legal uncertainties regarding taxes, tariffs, quotas, export controls, export licenses and other trade barriers,

•	economic instability in the countries of our customers, particularly in the Asia-Pacific region, causing delays or reductions in orders for our systems,

•	political instability in the countries of our customers, particularly in South Korea relating to its disputes with North Korea and in Taiwan relating to its disputes with China,

•	delays and costs resulting from medical epidemics such as SARS,

•	threats from terrorist organizations,

•	difficulties in collecting accounts receivable and longer accounts receivable payment cycles,

•	difficulties in staffing and managing personnel, distributors and representatives in foreign countries,

•	ability of senior management to devote adequate time to manage international operations,

•	limited protection for intellectual property rights in some countries, such as South Korea, Taiwan and China,

•	seasonal fluctuations in purchasing patterns in some countries,

•	potentially adverse tax consequences and

•	challenges by taxing authorities related to transfer pricing agreements and other tax sharing arrangements.

          Any of these factors could harm our existing international operations and business and impair our ability to continue expanding into international markets. To the extent we are unable to expand our international sales in a timely and cost-effective manner, our business would be harmed.

Because a significant portion of our expenses are incurred in foreign currencies, our results of operations may be harmed by inflation and currency fluctuations.

          We generate most of our revenues in United States dollars but we incur a significant portion of our expenses in the local currencies where we have our facilities and offices. If the rate of inflation of the local currencies in these countries increases, we may experience an increase in our expenses without a corresponding increase in our revenues. If the dollar costs of our operations in these countries increase, our dollar-measured results of operation would be harmed. A significant portion of our assets, and substantially all of our manufacturing operations, are in the United Kingdom. The British pound has appreciated significantly since the end of 2001, increasing from 1.45 dollars per pound at the end of 2001 to 1.78 dollars per pound at the end of 2003. While increasing the value of pound-denominated assets, this appreciation also has the effect of increasing the cost of operations in the United Kingdom. Similarly, a portion of our assets are held in Japanese yen, which has also experienced volatility.

          Our operations could be harmed if we are unable to protect ourselves against currency fluctuations in the future. We do not currently enter into currency hedging transactions to decrease the risk of financial exposure fluctuations in the exchange rate of the dollar against the currencies in other countries. If we do elect to enter into hedging transactions in the future, the costs of such transactions may be more than any resulting benefit.

Risks Related to the Offering

Our common stock price may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

          Our common stock has not been publicly traded, and an active trading market may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price. The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to factors such as:

•	changes in or failure by us to meet market analysts’ expectations,

•	announcements of technological innovations,

•	competitive trends, including timely adoption and market acceptance of competing standards,

•	introduction of new systems by us or our competitors,

•	developments with respect to intellectual property rights,

•	market momentum for publicly traded semiconductor capital equipment vendors,

•	conditions and trends in the semiconductor industry and

•	market perception of our growth prospects.

          In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the trading prices for the common stock of technology companies. These broad market fluctuations may result in a material decline in the trading price of our common stock. In the past, following periods of volatility in the trading price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and resources needed to manage our business successfully.

We may invest or spend the net proceeds of this offering in ways with which you may not agree.

          Our management will retain broad discretion over the use of net proceeds from this offering. You may not agree with how we spend the net proceeds, and our use of the net proceeds may not yield a significant return or any return at all. Because of the number and variability of factors that determine our use of the net proceeds from this offering, our ultimate use of the net proceeds might vary substantially from our currently planned uses.

Our directors, executive officers and individuals or entities affiliated with our directors or executive officers hold a substantial portion of our outstanding common stock and could reject mergers or other business combinations that other stockholders may believe are desirable.

          Our directors, executive officers and individuals or entities affiliated with our directors or executive officers will beneficially own approximately           % of our outstanding common stock as a group immediately after this offering closes, or           % if the underwriters exercise their overallotment options in full. Acting together, these stockholders would be able to significantly influence all matters that our stockholders vote upon, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control even if beneficial to our stockholders and could deprive the stockholders of a control premium for their shares.

We will incur increased costs as a result of being a public company.

          We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, the Public Company Accounting Oversight Board and The Nasdaq National Market, require changes in the corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs, to divert management attention from operations and strategic opportunities and to make legal, accounting and administrative activities more time-consuming and costly. We also expect to incur substantially higher costs to maintain directors and officers insurance.

Future sales of our common stock could depress the market price of our common stock.

          Sales of substantial amounts of our stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our stock. The shares offered under this prospectus will be freely tradeable. The remaining outstanding shares of the Company will be available for sale at various times, provided that a substantial portion of such shares are subject to a 180-days lockup period, which may be waived by Merrill Lynch & Co., in whole or in part, at any time, in its sole discretion. See “Shares Eligible for Future Sale” for a discussion of potential future sales of our common stock.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could harm our business.

          We may in the future elect to raise additional funds through public or private financing, strategic relationships or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants.

Our certificate of incorporation, bylaws and 2004 stock incentive plan contain provisions that could discourage a takeover and therefore limit the trading price of our common stock.

          Our certificate of incorporation, bylaws and 2004 stock incentive plan contain provisions that could delay or prevent a change of control. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Some of these provisions:

•	stagger the election of our board of directors,

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock,

•	prohibit stockholder action by written consent,

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting and

•	provide for the automatic acceleration of unvested options in some situations relating to nonconsensual acquisition activities.

You will incur immediate and substantial dilution in the net tangible book value of the stock you purchase.

          The initial public offering price is substantially higher than the prices paid for our common stock in the past. This is referred to as dilution. Accordingly, if you purchase common stock in this offering, you will incur immediate dilution of approximately $          per share in the net tangible book value per share of our common stock from the price you pay for our common stock. The exercise of outstanding options or, if issued in the future, warrants may result in further dilution. See “Dilution.”

Special Note Regarding Forward-Looking Statements

          This prospectus contains forward-looking statements that involve many risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including “could,” “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. We cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

          Assuming an initial public offering price of $           per share, we will receive approximately $           million from our sale of            shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses of approximately $           million. The selling stockholders will receive $           million from their sale of shares of our common stock in this offering, after deducting the underwriting discount. We will not receive any portion of the net proceeds received by the selling stockholders from the sale of their shares. If the underwriters exercise their overallotment options in full, we will receive an additional $           million and the selling stockholders will receive an additional $           million in net proceeds.

          We intend to use the net proceeds of this offering as follows:

•	approximately $13.4 million to repay the outstanding principal and accrued interest on an outstanding note to Bio-Rad bearing interest at the rate of 13.5% per annum, payable semi-annually, with a maturity date of July 7, 2007, which was issued in connection with our acquisition of Bio-Rad SMD and

•	approximately $3.1 million to repay the outstanding principal and accrued interest on existing debt payable to Comerica Bank bearing interest at the lower of either Comerica Bank’s prime rate or LIBOR plus 2.75%, which was 3.97% per annum as of December 31, 2003, payable in monthly installments through December 17, 2006, under our Loan and Security Agreement with Comerica Bank.

          We expect to use the remaining net proceeds of this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire products, technologies or businesses that are complementary to our business, to expand existing or construct new facilities or to purchase training, demonstration and research and development equipment. However, we have no agreements or arrangements with respect to any such transactions at the present time. Our management may spend the net proceeds of this offering in ways that the stockholders may not deem desirable. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the growth of our business.

          After repaying the indebtedness described above, and pending its use for the other purposes described above, we intend to invest the remaining net proceeds of this offering in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

          We have never declared or paid cash dividends on our common stock. We intend to retain any future earnings for the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including anticipated future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and other factors our board of directors may deem relevant.

CAPITALIZATION

          The following table summarizes our capitalization as of December 31, 2003 on:

•	an actual basis;

•	an unaudited, pro forma basis to give effect to:

—	the conversion of all outstanding shares of our Series A preferred stock, plus accrued and unpaid dividends, into shares of common stock, assuming an initial public offering price of $ per share,

—	the conversion of all outstanding shares of our convertible preferred stock into shares of common stock, plus the conversion of accrued and unpaid dividends into shares of common stock, assuming an initial public offering price of $ per share and

—	the completion of a -for- reverse split of our common stock prior to consummation of this offering; and

•	an unaudited, pro forma as adjusted basis to give effect to:

—	our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the underwriting discount and estimated offering expenses, and our receipt of the net proceeds from that sale and

—	the application of a portion of those net proceeds to repay certain of our debt obligations as set forth under “Use of Proceeds.”

          You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2003

			Pro Forma
	Actual	Pro Forma	As Adjusted

		(unaudited)	(unaudited)

	(in thousands, except share data)
Current portion of notes payable and capital lease obligations	$2,062	$	$
Long-term debt, net of current portion	14,272
Stockholders’ equity (deficit)
Series A preferred stock, par value $0.01
Authorized 9,550 shares; issued and outstanding 9,445 shares (actual); no shares (pro forma and pro forma as adjusted)	—
Convertible preferred stock, par value $0.01
Authorized 9,756,098 shares; issued and outstanding 7,787,804 shares (actual); no shares (pro forma and pro forma as adjusted)	78
Common stock, par value $0.00001 per share
Authorized 150,000,000 shares; issued and outstanding 128,941,114 shares (actual); shares (pro forma); and shares (pro forma as adjusted)	1
Additional paid-in capital	27,076
Accumulated other comprehensive income (loss)	1,391
Deferred compensation	(743)
Retained earnings (accumulated deficit)	(20,329)

Total stockholders’ equity	7,474

Total capitalization	$23,808	$	$

          The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of           , 2004 and excludes the following:

•	shares issuable upon exercise of outstanding options issued under our 2000 stock incentive plan with a weighted-average exercise price of $ per share,

•	shares authorized for issuance under our 2004 stock incentive plan,

•	shares reserved for purchase by employees under our 2004 employee stock purchase plan and

•	shares issuable upon conversion of dividends on our Series A preferred stock and convertible preferred stock that accrue subsequent to , 2004.

          To the extent that the above options are exercised, there will be further dilution to new investors. See “Management — Employee Benefit Plans” for further information about our stock incentive plan and employee stock purchase plan.

DILUTION

          Our historical net tangible book value as of December 31, 2003, after giving effect to the           -for-          reverse stock split to be completed prior to the completion of this offering, was approximately $           million, or $           per share of common stock. Historical net tangible book value per share represents the amount of our total assets less intangible assets and total liabilities, divided by            shares of common stock outstanding as of December 31, 2003.

          Our pro forma net tangible book value as of December 31, 2003 was approximately $           million, or $           per share of common stock. Pro forma net tangible book value per share represents the amount of our total assets less intangible assets and total liabilities, divided by the pro forma number of shares of common stock outstanding as of December 31, 2003, after giving effect to the            -for-           reverse stock split to be completed prior to the completion of this offering, the conversion of our Series A preferred stock, plus accrued and unpaid dividends, into            shares of our common stock, assuming an initial public offering price of $           per share, the conversion of our convertible preferred stock into            shares of common stock, plus the conversion of accrued and unpaid dividends on the convertible preferred stock into            shares of our common stock assuming an initial public offering price of $           per share, immediately before the closing of this offering.

          Dilution to net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of            shares of common stock offered in this offering by us and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2003, would have been approximately $           million, or $           per share of common stock. This represents an immediate increase in pro forma net tangible book value of $           per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $           per share to investors purchasing our common stock in this offering.

          The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2003	$
Pro forma net tangible book value per share as of December 31, 2003
Increase in pro forma net tangible book value per share attributable to new investors

As adjusted pro forma net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors		$

          The following table summarizes, on a pro forma basis as of December 31, 2003, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock from us in this offering. We have assumed an initial offering price of $           per share and have not deducted the underwriting discount and estimated offering expenses payable by us in our calculations.

	Shares Purchased		Total Cash Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders(1)		%	$	%	$
New investors(2)

Total		%	$	%

(1)	Includes shares of common stock outstanding and shares of common stock issuable upon the conversion of our outstanding Series A preferred stock and convertible preferred stock and the accrued and unpaid dividends thereon.

(2)	The shares in this offering include shares to be sold by existing stockholders.

          The foregoing discussion and tables assume no exercise of any outstanding stock options after December 31, 2003. The exercise of all options outstanding as of December 31, 2003 having an exercise price less than the offering price would increase the dilutive effect to new investors to $           per share. See “Capitalization,” “Management — Employee Benefit Plans” and “Description of Capital Stock.”

          If the underwriters exercise their overallotment options in full, the following will occur:

•	the number of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering and

•	the number of shares of our common stock held by new investors will increase to shares, or approximately % of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

          The following selected consolidated financial data has been prepared using the historical financial statements of:

•	our predecessor, Bio-Rad SMD, for the year ended December 31, 1999 and the period from January 1, 2000 through July 31, 2000 and

•	Accent Optical Technologies for the period from April 6, 2000 (we acquired Bio-Rad SMD in July 2000) through December 31, 2000, and each of the years ended December 31, 2001, 2002 and 2003.

          The historical financial statements for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 have been audited and are included elsewhere in this prospectus. The historical financial statements for the period from April 6, 2000 to December 31, 2000 and as of December 31, 2000 have been audited but are not included in this prospectus. The other historical financial statements have been audited by independent accountants who have ceased operations but are not included in this prospectus. Due to the significant changes in our operations since July 31, 2000, we believe that the financial information of our predecessor is not directly comparable to our current results of operations. Our historical results are not necessarily indicative of results for any future period. You should read this selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those statements included elsewhere in this prospectus.

	Predecessor Company		Accent Optical Technologies

			Period from
			April 6,
		Period from	2000 (date of
	Year Ended	January 1 to	inception) to
	December 31,	July 31,	December 31,	For the Years Ended December 31,

	1999	2000	2000	2001	2002	2003

	(in thousands)		(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues
Products	$32,691	$24,731	$31,822	$63,409	$30,402	$28,078
Services	4,607	3,674	2,058	6,583	7,774	9,477

Total revenues	37,298	28,405	33,880	69,992	38,176	37,555

Cost of revenues
Products (including stock compensation of $12, $13 and $14 for the years ended December 31, 2001, 2002 and 2003, respectively)	13,475	10,314	13,289	26,696	16,219	14,103
Services (including stock compensation of $26, $26 and $27 for the years ended December 31, 2001, 2002 and 2003, respectively)	3,246	2,421	2,452	4,599	4,057	4,698

Total cost of revenues	16,721	12,735	15,741	31,295	20,276	18,801

Gross profit	20,577	15,670	18,139	38,697	17,900	18,754

Operating expenses
Research and development	5,627	3,985	2,733	7,460	6,166	6,979
Selling, general and administrative	10,349	7,579	7,103	23,417	15,324	15,401
Restructuring costs	—	—	—	145	274	126
In process research and development of acquired business	—	—	4,600	—	—	—
Amortization of acquired intangibles and goodwill	—	—	1,228	3,050	1,676	555
Amortization of deferred stock compensation	—	—	51	297	306	327
Impairment of acquired intangibles	—	—	—	3,951	2,500	156

	Predecessor Company				Accent Optical Technologies

					Period from
					April 6,
			Period from		2000 (date of
	Year Ended		January 1 to		inception) to
	December 31,		July 31,		December 31,		For the Years Ended December 31,

	1999		2000		2000		2001		2002	2003

	(in thousands)				(in thousands, except per share data)
Total operating expenses	15,976		11,564		15,715		38,320		26,246	23,544

Income (loss) from operations	4,601		4,106		2,424		377		(8,346)	(4,790)

Other expenses
Interest expense, net	—		—		1,226		1,347		1,414	1,676
Other expense, net	—		—		245		738		423	732

Total other expenses, net	—		—		1,471		2,085		1,837	2,408

Income (loss) before income taxes	4,601		4,106		953		(1,708)		(10,183)	(7,198)
Benefit (provision) for income taxes	(1,226	) $3,375	(1,635	) $2,471	(557	) 396	(2,696	) (4,404)	894 (9,289)	166 (7,032)
Net income (loss)

Cumulative dividends on preferred stock					(713)		(2,684)		(2,880)	(3,022)

Net loss attributable to common stockholders					$(317)		$(7,088)		$(12,169)	$(10,054)

Net loss per share — basic and diluted(1)					$(0.00)		$(0.06)		$(0.10)	$(0.08)

Weighted average shares outstanding — basic and diluted					67,336		116,774		120,289	126,219

Pro forma per share amounts(1):
Pro forma net loss per share — basic and diluted(2)										$(0.05)

Weighted average shares outstanding used in pro forma calculations — basic and diluted (2)										150,022

(1)	Restated to reflect completion of a -for- reverse stock split prior to the consummation of this offering.

(2)	Pro forma net loss per share and pro forma shares used in computing pro forma net loss per share are calculated as if all outstanding shares of Series A preferred stock, plus accrued and unpaid dividends, convert into shares of common stock (assuming an initial public offering price of $ per share); all outstanding shares of convertible preferred stock convert into shares of common stock; and accrued and unpaid dividends on the convertible preferred stock convert into shares of common stock (assuming an initial public offering price of $ per share).

	For the Years Ended December 31,

	2000(1)	2001	2002	2003

Consolidated Statement of Cash Flows Data:
Cash provided by (used in):
Operating activities	$5,292	$12,044	$(2,235)	$(4,713)
Investing activities	(30,289)	(2,012)	(1,544)	(1,533)
Financing activities	37,290	(4,820)	(3,057)	(1,317)

(1)	For the period from April 6, 2000 (date of inception) to December 31, 2000.

	Predecessor	Accent Optical Technologies
	Company

	December 31,	As of December 31,

	1999	2000	2001	2002	2003

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	—	$12,352	$17,273	$11,239	$5,508
Working capital	$12,722	27,831	24,329	20,026	16,641
Total assets	20,141	65,853	56,692	40,837	33,629
Long-term debt, less current portion	—	18,592	15,512	14,736	14,272
Total stockholders’ equity	—	25,686	21,354	13,237	7,474

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

          We design, manufacture, sell and service a broad suite of process control and metrology systems used by manufacturers of semiconductor wafers and compound and silicon semiconductor devices for the advanced computing, communications and consumer electronics markets. Our systems measure optical, electrical and material properties, including the structural composition of compound and silicon semiconductor wafers, the amount of impurities or contaminants in semiconductor devices, electron mobility and the wavelength and intensity of light emitted by LEDs and laser diodes. Our systems also measure the degree of alignment and dimensions of semiconductor device features. Customers use our process control and metrology systems to lower their costs by enhancing their manufacturing efficiency and increasing their production yields, and to improve their product performance and quality. We sell our systems globally to leading semiconductor device and wafer manufacturers, including IBM, Samsung, Intel, Toshiba, Shin-Etsu Handotai, Komatsu Silicon, Nichia, Sony, DongbuAnam Semiconductor, Matsushita Chemical, Semiconductor Manufacturing International Corp., Texas Instruments and STMicroelectronics.

          Our business is principally comprised of Bio-Rad SMD, which we acquired on July 31, 2000. To further our business objectives, we have since acquired three additional businesses. Amecon, acquired for cash in 2001, provided us with certain technologies which we have not yet commercialized. GaAsCode, acquired for cash in 2001, provided us with our DIVA product line. In 2002, we purchased a portion of the Waterloo, Canada business of Philips Electronics, which expanded our photoluminescence mapping product line and provided us with our x-ray diffraction product line. The consideration for this acquisition consisted of a nominal amount of cash, together with assumed liabilities. Our results of operations include the results from each of these acquired businesses from their respective dates of acquisition.

          The markets which we serve are subject to sharp cyclical changes in supply and demand. According to                          , worldwide semiconductor capital spending increased 14.6% in 1999 and 82.0% in 2000. Following these periods of strong growth, capital spending declined 29.3% in 2001 and 38.5% in 2002. In 2003, capital spending grew approximately 5.7%. Our revenues decreased from $70.0 million in 2001 to $38.2 million and $37.6 million in 2002 and 2003, respectively, in large part due to these industrywide trends.

          A significant portion of our revenues in each quarter and year has been derived from sales to relatively few customers, and we expect this characteristic of our business to continue. In 2003, together with our distributors, we sold our lattice engineering metrology systems and photolithography process control and metrology systems to 96 customers. Sales to our top five customers accounted for 37.0%, 39.0%, and 42.9% of our revenues in 2001, 2002, and 2003, respectively. Sales to IBM, our largest customer in 2003, accounted for 10.1% of our revenues in 2002 and 14.9% of our revenues in 2003. Sales to Samsung were 10.3% of our revenues during 2003. Sales to Intel represented 29.3%, 13.5%, and 9.5% of our revenues in 2001, 2002 and 2003, respectively.

          We derive a substantial portion of our total revenues from sales outside the United States. Sales in Japan, in particular, have increased as a percentage of our revenues due to higher demand for our lattice engineering metrology systems from Japanese customers who increased their capital spending budgets for HBLED, bare silicon wafer and semiconductor device manufacturing. During 2003, 63.1% of our revenues were derived from customers outside of the United States. Managing our global operations presents challenges and involves uncertainties that may affect our business, financial condition and results of operations. Substantially all of our revenues to date, except revenues in Japan, have been denominated in United States dollars.

          The geographic distribution of our revenues is as follows:

	For the Years Ended
	December 31,

	2001	2002	2003

United States	57.8%	42.7%	36.9%
Japan	13.7	14.4	26.2
Asia (excluding Japan)	18.2	28.8	24.6
Europe	10.3	14.1	12.3

Total	100.0%	100.0%	100.0%

          We acquired Bio-Rad SMD in July 2000 for approximately $36.4 million (excluding $6.6 million in assumed liabilities), which consisted of $27.2 million in cash, a subordinated note payable to Bio-Rad in the original principal amount of $8.0 million and the issuance to Bio-Rad of 21,951,000 shares of our common stock valued at $220,000 (based on the most recent issuance of common stock at the time of the acquisition), representing approximately 20% of our issued and outstanding common stock immediately after the acquisition, and incurred transaction costs of approximately $1.0 million. We financed the acquisition with bank debt, loans from stockholders, a subordinated note issued to Bio-Rad and proceeds from the issuance of common and preferred stock. We have also made three other subsequent cash acquisitions. A summary of our purchase transactions is outlined as follows (dollars in thousands):

		Cost, Including	Acquired	In-Process Research
Acquisition	Acquired	Assumed Liabilities &	Intangible	and Development
Year	Company/Assets	Transaction Expenses	Assets	Expenses

2000	Bio-Rad SMD	$43,000	$14,700	$4,600
2001	Amecon	135	135	—
2001	GaAsCode	530	530	—
2002	Waterloo	2,340	1,140	—

          Each year, as part of our review of our financial results, we perform an assessment of the carrying value of our long-lived assets to be held and used, including acquired intangible assets other than goodwill. The assessment is performed pursuant to Statement of Financial Accounting Standards, or SFAS, No. 144 and is determined using undiscounted cash flows. For the years ended December 31, 2001 and 2002, as a result of the significant negative industry and economic trends affecting our operations and expected future sales, as well as the general decline of technology company valuations, we concluded that the carrying value of our acquired intangibles, primarily developed technology related to our Bio-Rad SMD acquisition, was impaired and took impairment charges of approximately $4.0 million and $2.5 million, respectively. We recorded an impairment charge of approximately $156,000 for the year ended December 31, 2003 related to the assets we acquired from the Waterloo, Canada business of Philips Electronics. This impairment is primarily related to the continuing substantial development efforts required for certain product lines that we acquired.

          During 2002 and 2003 we consolidated certain operations and reduced our number of employees worldwide to enhance operational efficiencies and reduce operating costs to a level more commensurate with industry conditions at that time. In late 2002 and early 2003 we reduced our workforce and closed our Waterloo, Canada facility. Also during 2003, we closed our Albuquerque, New Mexico and Randolph, Massachusetts facilities.

          We sell our systems primarily through our direct sales force and in certain locations or for certain products through sales representatives and distributors. Our sales cycle can range from two to 24 months. Sometimes our sales cycle can be much longer than 24 months, particularly with our international customers. Due to the length of these cycles, we invest significantly in research and development and sales and marketing in advance of generating revenues related to these investments.

          Additionally, we do not have purchase contracts with any of our customers that obligate them to continue to purchase our systems, and they could cease purchasing systems from us at any time. Generally, our customers are able to delay or cancel orders, often without penalty. A delay in purchase or cancellation by any of our large customers could cause our quarterly revenues to vary significantly. Given the high price of certain of our systems, a small change in the number of systems we sell or in our product mix may cause significant changes in our operating results and financial position.

Results of Operations

          The following describes certain of the line items appearing in our consolidated statements of operations.

          Revenues. We currently derive revenues from the sales of systems to semiconductor wafer and device manufacturers and by providing service and technical support to our customers. Service and technical support include non-warranty maintenance, spare parts sales and contract services.

          Cost of Revenues and Gross Profit. We manufacture most of our systems in York, United Kingdom. We use third party suppliers for components of our systems, the most significant of which are robotic front-ends, lasers, environmental chambers and stages. Subcontractors are utilized for services such as general machining, cable assembly and electronic board and rack manufacture. Accordingly, a majority of our cost of revenues consists of payments to our suppliers and subcontractors. Cost of products revenues also encompasses our internal manufacturing, which primarily consists of direct labor, a portion of our facilities costs, and installation and warranty costs. Cost of revenues for services primarily consists of service and technical support personnel and spare parts.

          Research and Development. Research and development expenses primarily consist of salaries and related personnel costs, fees paid to consultants and outside service providers, and prototype costs related to the fabrication of our systems. We expense our research and development costs as they are incurred. Several components of our research and development initiatives require significant expenditures, such as prototype expenses, the timing of which can cause significant quarterly variability in our expenses. Because our research and development is critical to our future success, we expect to continue to incur significant research and development expenditures.

          Selling, General and Administrative. Selling, general and administrative expenses consist primarily of salaries, commissions and related expenses for executives, as well as finance, accounting, information services, human resources, recruiting, professional fees and other corporate expenses, and costs associated with selling and marketing activities. We expect these expenses to increase over the next year as we hire additional sales and marketing personnel, initiate additional marketing programs to support our systems, amortize deferred stock compensation associated with our stock option plan, add personnel and incur additional costs related to the continued growth of our business. We also expect to have increased costs associated with being a public company, including higher legal, auditing, administrative support and directors’ and officers’ insurance expenses.

          Amortization of Acquired Intangibles and Goodwill. Acquired intangibles and goodwill consist of, respectively, identifiable intangible assets and the excess of purchase price over identifiable assets, in each case arising from our acquisitions of Bio-Rad SMD and the other businesses and related assets that we have acquired. Through 2001, we amortized acquired intangibles and goodwill over three to five years. Beginning in 2002, we no longer amortized goodwill or intangible assets with indefinite lives because of our adoption of SFAS No. 142.

          Amortization of Deferred Stock Compensation. We have incurred, and expect to incur in future periods, amortization of deferred stock compensation, which represents non-cash charges incurred as a result of the issuance of stock options to employees with exercise prices lower than the fair market value of our common stock. These charges are recorded based on the difference between the deemed fair value of our common stock and the option exercise price of such options at the date of grant. The unamortized deferred stock compensation was $743,000 at December 31, 2003. We granted additional options in January 2004 which will increase deferred stock compensation by an aggregate of $3.0 million. This amount is presented as a reduction of stockholders’ equity and is being amortized using a straight-line method over the vesting period of the applicable options, generally four years. Based upon outstanding options through January 2004, we expect to amortize deferred stock compensation of $1.1 million, $870,000, $870,000 and $845,000 in 2004, 2005, 2006 and 2007, respectively.

          Interest Expense. Interest expense consists of interest on our subordinated note payable to Bio-Rad, which bears interest at 13.5% per annum, floating rate bank debt and capitalized leases. Through December 31, 2003, semi-annual interest on the Bio-Rad note was added to the outstanding principal. In November 2003, the Bio-Rad note was amended to provide for current payments of interest beginning in July 2004 and for the remainder of its term. We intend to use a portion of the net proceeds from this offering to repay both the Bio-Rad note and bank debt.

          Provision for Income Taxes. As of December 31, 2003, we had net operating loss carryforwards before valuation allowance of $13.2 million. These net operating loss carryforwards will expire at various dates beginning in 2007. A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be realized. We recorded a valuation allowance on net deferred tax assets of $3.5 million and $6.6 million at December 31, 2002 and 2003, respectively.

          The following table shows our consolidated statements of operations as a percentage of revenue for the periods indicated.

	For the Years Ended December 31,

	2001	2002	2003

Revenues
Products	90.6%	79.6%	74.8%
Services	9.4	20.4	25.2

Total revenue	100.0	100.0	100.0

Cost of revenues
Products	38.1	42.5	37.6
Services	6.6	10.6	12.5

Total cost of revenues	44.7	53.1	50.1

Gross profit	55.3	46.9	49.9

Operating expenses
Research and development	10.7	16.2	18.6
Selling, general and administrative	33.5	40.1	41.0
Restructuring, impairment and amortization	10.6	12.5	3.1

Total operating expenses	54.8	68.8	62.7

Income (loss) from operations	0.5	(21.9)	(12.8)

Other expenses
Total other expenses, net	2.9	4.8	6.4

Income (loss) before income taxes	(2.4)	(26.7)	(19.2)

Benefit (provision) for income taxes	(3.9)	2.3	0.4

Net loss	(6.3)%	(24.4)%	(18.8)%

Years Ended December 31, 2003 and 2002

          Revenues. Our revenues declined slightly in 2003 from 2002 as the worldwide downturn in the semiconductor industry continued. Revenues were $37.6 million in 2003, down 1.6% from $38.2 million in 2002. While products revenues declined 7.6% in 2003 from 2002, service revenues offset a portion of this decline with an increase of 21.9%. The increase in service revenues resulted from our larger installed base of systems, higher factory utilization of our installed base and sales of spare parts, billable service and contract revenue from systems which had previously been under warranty. Revenues from U.S. customers declined as a percentage of total revenues, primarily as a result of lower sales to Intel. Sales to customers in Japan increased, both in absolute dollars and as a percentage of our revenues, due to higher demand for our lattice engineering metrology systems from Japanese customers who increased their capital spending budgets for HBLED, bare silicon wafer and semiconductor device manufacturing.

          Cost of Revenues and Gross Profit. Our gross profit was $18.8 million, or 49.9% of our revenues, in 2003, and $17.9 million, or 46.9% of our revenues, in 2002. The increase in gross profit percentage from 2002 to 2003 was primarily attributable to three factors. First, we consolidated our manufacturing into our York facility and outsourced the remainder of our manufacturing requirements. Second, we reduced our work force to more appropriately match manufacturing and service expenses with our level of business. Finally, the gross profit in our service business increased due to improved utilization of our service and support staff and higher levels of spare parts sales, which generate higher gross profit than other service revenues.

          Research and Development. Our research and development expenses were $7.0 million, or 18.6% of our revenues, in 2003, and $6.2 million or 16.2% of our revenues in 2002. Research and development expenses increased during 2003 due to increased development efforts on our SiPHER, x-ray diffraction and overlay systems. In addition, slightly more personnel were engaged in research and development efforts during 2003 than in 2002.

          Selling, General and Administrative. Our selling, general and administrative expenses were $15.4 million, or 41.0% of our revenues, in 2003 and $15.3 million, or 40.1% of our revenues, in 2002. Expenses were slightly higher in 2003 due to shutdown costs associated with our Waterloo, Canada facility and costs associated with the reaudit of our 2000 and 2001 financial statements due to the discontinuance of operations by our former auditors. These factors were partially offset by reduced staffing of sales and administrative personnel as compared to 2002, and by the favorable impact of a reduction in our reserve for doubtful accounts during 2003.

          Amortization of Acquired Intangibles and Goodwill. We amortized acquired intangibles of $555,000 in 2003 and $1.7 million in 2002. The reduction in 2003 primarily reflects the impact of impairment charges recognized in 2002, which reduced the level of amortizable intangibles.

          Amortization of Deferred Stock Compensation. We amortized deferred stock compensation of $368,000 in 2003 and $345,000 in 2002. We expect to record an additional $3.0 million in deferred stock compensation in the first quarter of 2004 as a result of options granted in January 2004. This deferred stock compensation will be amortized to results of operations over the next four years.

          Interest Expense. Interest expense in 2003 and 2002 was $1.7 million and $1.4 million, respectively. Most of this interest expense is related to the Bio-Rad note. The increase in interest expense in 2003 resulted from higher average borrowings in 2003 as accrued interest was added to the principal balance of that note every six months through December 31, 2003. Beginning in 2004, we will be required to make interest payments on this note in cash. We expect to repay the note with a portion of the net proceeds from this offering.

          Provision for Income Taxes. We recorded income tax benefit of $166,000 in 2003, as compared to a $894,000 income tax benefit in 2002. This tax benefit is related to our foreign sales and services operations. These benefits primarily reflect the benefit of net operating losses and the ability to carry back portions of these losses.

Years Ended December 31, 2002 and 2001

          Revenues. Our revenues were $38.2 million in 2002, a 45.4% decline from $70.0 million in 2001. Products revenues declined by 52.1%, as a result of the decline in the semiconductor and telecommunications equipment industries. The decline in products revenue also resulted from Intel, our largest customer in 2001, shifting in 2002 from our 200mm overlay systems to 300mm overlay systems, which we do not supply to Intel. To reduce excess capacity and to liquidate insolvent operations, several of our customers resold used systems in third-party markets at reduced prices, causing additional competition in a period of reduced product demand. Service revenues increased by 18.1% from 2001 to 2002, reflecting the increase in our installed base.

          Cost of Revenues and Gross Profit. Our gross profit was $17.9 million, or 46.9% of our revenues, in 2002, and $38.7 million, or 55.3% of our revenues, in 2001. The decline in gross profit as a percentage of products revenue was due to reduced factory utilization resulting from lower system sale volumes, manufacturing inefficiencies due to the rapid deterioration in market conditions and, to a lesser extent, lower average sales prices during 2002.

          Research and Development. Our research and development expenses were $6.2 million, or 16.2% of our revenues, in 2002, and $7.5 million, or 10.7% of revenues, in 2001. Because of a decline in the semiconductor industry, we reduced costs in 2002 by restraining spending. The lower revenues caused research and development expense to increase as a percent of revenues during 2002.

          Selling, General and Administrative. Our selling, general and administrative expenses were $15.3 million, or 40.1% of our revenues, in 2002 and $23.4 million, or 33.5% of our revenues, in 2001. Selling, general and administrative personnel costs were lower in 2002 due to a reduction in personnel as part of various restructuring efforts, a decline in sales commissions due to lower revenues and our decision to restrain spending due to market conditions. Selling, general and administrative expenses in 2001 included the costs associated with an aborted financing transaction, increased spending on an information technology infrastructure and costs associated with the transition of Bio-Rad SMD to a standalone entity.

          Amortization of Acquired Intangibles and Goodwill. We amortized acquired intangibles and goodwill of $1.7 million in 2002 and $3.1 million in 2001. This reduction reflects the discontinuance of amortization of goodwill, beginning in 2002, due to adoption of SFAS No. 142 and the impact of impairment charges taken in 2001, which reduced the level of amortizable intangibles.

          Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation charges was $345,000 in 2002 and $335,000 in 2001.

          Interest Expense. Interest expense was $1.4 million in 2002 and $1.3 million in 2001. The slight increase in interest expense resulted from higher average borrowings in 2002, as accrued interest was added to the principal on the Bio-Rad note.

          Provision for Income Taxes. We recorded an income tax benefit of $894,000 in 2002 versus income tax expense of $2.7 million in 2001. Income tax expenses were incurred despite net losses due to taxable income in certain foreign jurisdictions and temporary differences in the recognition of expenses for tax purposes versus financial reporting purposes. As of December 31, 2002, we had a valuation allowance against our gross deferred tax asset of $3.5 million. In addition, in both 2002 and 2001 we added to our valuation allowance on deferred tax assets. The valuation allowance was provided primarily because of our cumulative pre-tax losses during the periods since our inception. After these periods of losses, we have only recorded tax assets to the extent that we can recover taxes paid in prior periods.

Quarterly Results of Operations

          The following table sets forth our unaudited selected quarterly results of operations data for the eight quarters in the period ended December 31, 2003 and such data expressed as percentages of our revenues for the same periods. This information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus and, in our management’s opinion, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited quarterly results of operations set forth below. Results of operations for any previous quarter are not necessarily indicative of the results to be expected for the entire year or any future period.

	For the Quarters Ended

	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
	2002	2002	2002	2002	2003	2003	2003	2003

Consolidated Statement of Operations Data:
Revenues	$8,054	$9,488	$9,779	$10,855	$10,798	$10,060	$8,211	$8,486
Cost of revenues	4,148	5,003	5,047	6,078	5,900	4,902	4,063	3,936

Gross profit	3,906	4,485	4,732	4,777	4,898	5,158	4,148	4,550
Operating expenses
Research and development	1,510	1,581	1,456	1,619	1,811	1,985	1,580	1,603
Selling, general and administrative	3,725	3,881	4,190	3,528	4,275	3,996	3,594	3,536
Restructuring, amortization and impairment	495	584	690	2,987	369	222	194	379

Total operating expenses	5,730	6,046	6,336	8,134	6,455	6,203	5,368	5,518
Loss from operations	(1,824)	(1,561)	(1,604)	(3,357)	(1,557)	(1,045)	(1,220)	(968)

Other (income) expenses	647	(312)	528	974	755	488	42	1,123
Loss before provision for income taxes	(2,471)	(1,249)	(2,132)	(4,331)	(2,312)	(1,533)	(1,262)	(2,091)

Benefit (provision) for income taxes	398	552	(56)	—	(7)	(97)	(36)	306

Net loss	$(2,073)	$(697)	$(2,188)	$(4,331)	$(2,319)	$(1,630)	$(1,298)	$(1,785)

As a Percentage of Revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	51.5	52.7	51.6	56.0	54.6	48.7	49.5	46.4

Gross profit	48.5	47.3	48.4	44.0	45.4	51.3	50.5	53.6
Operating expenses
Research and development	18.7	16.7	14.9	14.9	16.8	19.7	19.2	18.9
Selling, general and administrative	46.3	40.9	42.8	32.5	39.6	39.7	43.8	41.7
Restructuring, amortization and impairment	6.1	6.2	7.1	27.5	3.4	2.2	2.4	4.4

Total operating expenses	71.1	63.8	64.8	74.9	59.8	61.6	65.4	65.0
Loss from operations	(22.6)	(16.5)	(16.4)	(30.9)	(14.4)	(10.3)	(14.9)	(11.4)

Other (income) expenses	8.0	(3.3)	5.4	9.0	7.0	4.9	0.5	13.2
Loss before provision for income taxes	(30.6)	(13.2)	(21.8)	(39.9)	(21.4)	(15.2)	(15.4)	(24.6)

Benefit (provision) for income taxes	4.9	5.8	(0.6)	—	(0.1)	(1.0)	(0.4)	3.6

Net loss	(25.7)%	(7.4)%	(22.4)%	(39.9)%	(21.5)%	(16.2)%	(15.8)%	(21.0)%

          As more thoroughly discussed in “Risk Factors,” our operating results have historically been subject to significant quarterly and annual fluctuations. We anticipate that factors affecting our future operating results will include the timing of significant orders, the timing of new systems announcements and releases by us or our competitors, patterns of capital spending by our customers, market acceptance of new and enhanced versions of our systems, and changes in our pricing, our industry or in the markets served by our customers. We derive a substantial portion of our annual revenues from the sale of a relatively small number of systems. Our revenues and operating results for a period may be affected by the timing of orders received, orders shipped and system acceptances during that period. Revenues may decrease if we lose any of our significant customers, which will harm our operating results.

          Our revenues varied between $8.1 million and $10.9 million during the eight quarters ended December 31, 2003 and 2002. These quarters were characterized by a significant industry downturn. The volatility in our revenues during the period resulted from a variety of factors including: reduced customer capital spending budgets, design wins for our systems, substantial availability of competitive used equipment in third party markets and the impact of customers’ more demanding product specifications on timing of acceptance of our systems. Certain of our photolithography process control and metrology systems carry a higher average selling price than our other systems and the sale of a few systems can significantly influence our level of quarterly revenue. Service revenues have varied between $1.5 million and $2.5 million, generally trending higher in recent quarters.

          Our gross profit fluctuates each quarter due to changes in product and service mix, the overall level of revenues, inventory adjustments and changes to our warranty reserves. In the last two quarters of 2003, we benefited from the release of excess warranty reserves, which were partially offset by inventory reserves taken during the same period. The net impact of these adjustments increased gross profit as a percentage of revenue by approximately 0.9% in the third quarter of 2003 and 4.6% in the fourth quarter of 2003.

          Our operating expenses have varied quarter to quarter, depending upon the timing of various restructuring efforts, the level of sales and timing and level of product development efforts. Our operating expenses have declined in the last two quarters as compared to the first two quarters of 2003 as our restructuring efforts have resulted in a lower operating expense run rate. Our expenses for the fourth quarter of 2002 included $2.5 million of impairment of intangibles.

Liquidity and Capital Resources

          Since our inception in April 2000 we have financed our operations from the issuance of common and preferred stock and incurrence of debt and capital lease obligations, aggregating $43.9 million, and from cash generated by operating activities. Our working capital was $24.3 million, $20.0 million and $16.6 million at December 31, 2001, 2002 and 2003, respectively. Our cash equivalents and short-term investments were $17.3 million, $11.2 million and $5.5 million at December 31, 2001, 2002 and 2003, respectively.

          Net cash generated by operating activities was $12.0 million in 2001. Cash generated by operating activities in 2001 was provided by non-cash expenses and improved use of working capital, including the more effective management of accounts receivable. Cash used by operating activities was $2.2 million and $4.7 million in 2002 and 2003, respectively. Cash used by operating activities in 2002 and 2003 was primarily due to operating losses.

          Net cash used in investing activities was $2.0 million, $1.5 million and $1.5 million for 2001, 2002 and 2003, respectively. Investing activities during each of these years consisted primarily of our acquisition of businesses and related assets. Capital expenditures were $3.0 million, $1.2 million and $408,000 in 2001, 2002 and 2003, respectively. Capital expenditures for 2001 through 2003 were primarily used to upgrade our information technology equipment.

          Net cash used in financing activities was $4.8 million, $3.1 million and $1.3 million in 2001, 2002 and 2003, respectively. Cash used in financing activities primarily consisted of payments on debt incurred in connection with our acquisition of Bio-Rad SMD, as described below.

          We issued a note for $8.0 million to Bio-Rad in connection with our acquisition of Bio-Rad SMD in July 2000. This note bears interest at a rate of 13.5% per annum and was originally scheduled to mature on July 31, 2005. Accrued interest has been added to the principal balance each June 30 and December 31 since issuance, and the principal balance of this note was $12.6 million at December 31, 2003. In November 2003, we renegotiated the terms of this note to extend the maturity date to July 31, 2007 and to require that cash interest payments be made semi-annually beginning on June 30, 2004. The Bio-Rad note must be repaid in full with the net proceeds of this offering.

          As an additional source of financing for the Bio-Rad SMD acquisition, we borrowed approximately $19.0 million from Fleet National Bank through two term loans. These loans were secured by substantially all of our assets. We repaid approximately $14.0 million of these two loans and refinanced the balance in December 2002 with a new term loan from Comerica Bank. The Comerica Bank loan is secured by all of our assets and the assets of our subsidiaries. The loan bears interest at the lower of either Comerica Bank’s prime rate or LIBOR plus 2.75%. At December 31, 2003 the interest rate on the Comerica Bank loan was 3.97% per annum. The loan is payable in 48 monthly installments of principal, plus accrued interest on amounts outstanding. At December 31, 2003 the balance on the Comerica Bank loan was $3.8 million. The loan contains certain financial covenants and may be prepaid in whole or in part without penalty or premium. We expect to pay the balance of this loan with the net proceeds from this offering.

          The following is a summary of our contractual commitments and obligations as of December 31, 2003 (in thousands):

	Amount of Commitment Maturing by Year

						2007 and
	Total	2004	2005	2006	2007	Beyond

Bio-Rad Note	$12,584	$812	—	—	$11,772	—
Comerica Bank Loan	3,750	1,250	$1,250	$1,250	—	—
Purchase Order Commitments	3,916	3,916	—	—	—	—
Capital and Operating Leases	5,585	1,336	1,127	639	526	$1,957

Total	$25,835	$7,314	$2,377	$1,889	$12,298	$1,957

          Our future capital requirements will depend on many factors, including our sales growth, market acceptance of our existing and new systems, the amount and timing of our research and development expenditures, the timing of our introduction of new systems, expansion of our sales and marketing efforts, potential acquisitions and working capital. We believe that our net proceeds from this offering, which we anticipate to be approximately $           million (assuming no exercise of the underwriters’ overallotment options), combined with our existing capital resources and cash generated from operations will be sufficient to meet our needs for the next            months, although we may seek to raise additional capital during that period. There can be no assurance that we will not require additional financing beyond this time frame or that additional equity or debt financing, if required, will be available on satisfactory terms.

Critical Accounting Policies and Estimates

          The preparation of our consolidated financial statements requires that we make certain estimates and judgments that affect amounts reported and disclosed in our consolidated financial statements and related notes. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. The following are the critical accounting policies that we believe require significant estimation and management judgment.

          Revenue Recognition. Our revenue recognition policy complies with Staff Accounting Bulletin No. 104 and its related implementation guidance. Our revenues are derived from the sale of our systems and from fees associated with service and technical support offered to our customers. Revenues from systems sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. For sales of standard systems to existing customers who have purchased the same equipment with the same customer-specified acceptance provisions in the past, revenue is recognized upon title transfer, which is generally upon shipment of the system to the customer. For sales of existing systems with new specifications or acceptance clauses to a new customer, and for all sales of new systems, revenue is recognized upon customer acceptance. Service and technical support for systems is provided under separate maintenance agreements. Revenues from maintenance agreements, typically from one to two years, are recognized ratably over the term of the respective agreement as the service is provided.

          Valuation of Accounts Receivable/ Doubtful Accounts. The allowance for doubtful accounts is estimated based on past collection history and known trends with current customers. The risk related to accounts receivable is mitigated by sales to well-established companies, ongoing credit evaluation of our customers, and frequent contact with our customers, especially our most significant customers, thus enabling us to monitor current changes in business operations and to respond accordingly. Our estimates for allowance for doubtful accounts are reviewed and updated on a quarterly basis. Changes to the reserve occur based upon changes in revenue levels, associated balances in accounts receivable and estimated changes in credit quality. Our allowance for doubtful accounts totaled $1.1 million and $742,000, respectively, at December 31, 2002 and 2003. Actual losses from accounts receivable have been within our estimates.

          Inventory Valuation. Inventories are stated at the lower of cost (first-in, first-out method) or market. Finished goods and work-in-process include cost of materials, labor and manufacturing overhead costs. Reserves, when required, are recorded to reduce excess and obsolete inventories to their estimated net realizable values. Because of the long-lived nature of many of our systems, we maintain a substantial supply of parts for possible use in future repairs and customer field service. As these service parts become older, we apply a higher reserve percentage against the recorded balance, recognizing that the older the part, the less likely it will be used. If circumstances related to our inventories change, our estimates of the value of inventory could materially change. We record estimated inventory write-downs quarterly as a component of cost of revenues. Inventory reserves of $9.3 million and $10.6 million were recorded at December 31, 2002 and 2003, respectively.

          Stock-Based Compensation. We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and comply with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, Amendment to SFAS No. 123. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the stock and the exercise price of the option. We account for stock and stock options issued to non-employees in accordance with the provisions of Emerging Issues Task Force Consensus on Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling, Goods or Services. Compensation and services expense are recognized over the vesting period of the options or the periods the related services are rendered, as appropriate.

          Income Taxes. Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the difference between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes are recorded at the tax rates expected to be in effect when amounts are to be included in future taxable income. We regularly assess the recoverability of deferred tax assets and record a valuation allowance to reduce the deferred tax assets to the amounts believed to be realizable, considering whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon carry back to prior periods, tax planning strategies, the scheduled reversal of deferred tax liabilities and the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon our recent taxable losses and the uncertainty of future taxable income, we have recorded, and continue to believe that it is appropriate to record, a full valuation allowance against the deferred tax assets. The valuation allowance at December 31, 2003 was $6.6 million.

          Product Installation and Warranty Expense. At the time product revenue is recognized, we provide for estimated installation and warranty costs, typically for a period of 12 to 24 months. We estimate the cost of installation and warranty based on historical installation costs and actual field repair rates. While we believe that the warranty provisions are adequate over the average life of products sold, the timing of installation and warranty repairs may result in fluctuations in quarter to quarter costs. We re-evaluate the adequacy of our warranty reserves on a quarterly basis.

          Acquired Intangibles and Goodwill. Acquired intangibles and goodwill represent, respectively, developed technology and assembled work force and the purchase price in excess of identifiable assets arising from acquisitions. Through 2001 acquired intangibles were amortized on a straight-line basis over their remaining estimated economic lives of between three and five years.

          In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized. In addition, SFAS No. 142 no longer recognizes assembled work force as an intangible asset separate from goodwill. Assembled work force has been combined with goodwill for all periods presented. The effect of adopting SFAS No. 142 reduced amortization expense by $837,000 annually, beginning in 2001.

          Upon implementation of SFAS No. 142, we were required to evaluate goodwill for impairment. In addition, under SFAS No. 142 goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually for impairment, or more frequently if impairment indicators arise. If we determine that the carrying value of goodwill will not be recoverable, we calculate and record impairment losses using future discounted cash flows. We estimate future discounted cash flows using assumptions about our expected future operating performance. Our estimates of discounted cash flows may differ from actual cash flow due to, among other things, technological changes, economic conditions, or changes to business operations. We have completed our annual testing in 2002 and 2003 and have determined that there was no impairment of goodwill.

          Impairment of Long-Lived Assets. Property, plant and equipment are reviewed for impairment in accordance with SFAS No. 144, Accounting for the Disposal of Long-Lived Assets. We assess impairment of property, plant and equipment whenever changes in circumstances indicate that the carrying values of the assets may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeded its fair market value.

Qualitative and Quantitative Disclosures About Market Risks

          We are subject to financial market risks, including changes in foreign currency exchange rates and interest rates. A significant portion of our revenues is from customers located in Asia and Europe. With the exception of Japan, nearly all of our sales are denominated in U.S. dollars.

          A substantial portion of our operating expenses are denominated in foreign currencies, primarily the British pound and, to a lesser extent, the Japanese yen. Weakness in the U.S. dollar as compared to these currencies will have the effect of increasing our operating expenses. At December 31, 2003, the pound was higher than the average level maintained through 2003, having increased to 1.78 dollars per pound from an average of 1.64 dollars per pound in 2003.

          We do not currently enter into currency hedging transactions to decrease the risk of financial exposure fluctuations in the exchange rate of the dollar against the pound or yen.

          Our interest income will be sensitive to changes in the general level of U.S. interest rates. An increase or decrease in interest rates will cause fluctuations in our interest income on cash balances due to our cash being primarily invested in short-term investments.

Recently Issued Accounting Pronouncements

          In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections, which updates, clarifies and simplifies existing accounting pronouncements, addresses the reporting of debt extinguishments and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. We adopted the provisions of SFAS No. 145 as of January 1, 2003. The adoption of SFAS No. 145 did not have a material impact on our consolidated financial statements.

          In July 2002, the FASB issued SFAS No. 146, Accounting for Certain Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 had an impact on the timing of our recognition of costs associated with an exit activity but did not have a material impact on our consolidated financial statements.

          In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34, which clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN No. 45 are effective for the year ended December 31, 2003. Disclosure of the changes in our warranty obligations is included in Note 7 to our consolidated financial statements. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year end. The impact of FIN No. 45 was not material for our consolidated financial statements.

          In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, Amendment of SFAS No. 123, which provides additional transition guidance for those entities that elect to voluntarily adopt the provisions of SFAS No. 123. Furthermore, SFAS No. 148 mandates new disclosures in both interim and year-end consolidated financial statements. We have elected not to adopt the recognition provisions of SFAS No. 123, as amended by SFAS No. 148. However, we have adopted the disclosure provisions for the current year and have included this information in Note 2 to our consolidated financial statements.

          In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, which clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities, or VIEs, created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We have not identified any VIEs for which we are the primary beneficiary or have significant involvement.

          In December 2003, the FASB issued FIN No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN No. 46-R), which addresses certain FIN 46 implementation issues. The effective dates and impact of FIN No. 46 and FIN No. 46-R are as follows:

•	For special purpose entities, or SPEs, created prior to February 1, 2003, we must apply either the provisions of FIN No. 46 or early adopt the provisions of FIN No. 46-R at the end of the first interim or annual reporting period ending after December 15, 2003.

•	For all other types of entities created prior to February 1, 2003, we are required to adopt the provisions of FIN No. 46-R for periods ending after March 15, 2004.

          The adoption of the provisions applicable to SPEs did not have an impact on our financial statements. We are currently evaluating the impact of adopting FIN No. 46-R applicable to all other entities, but do not expect a material impact.

          In October 2002, the EITF issued EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, which addresses revenue recognition accounting for multiple revenue-generating activities. This statement was effective for the quarter ended September 30, 2003. The adoption of the provisions of this statement did not have a material effect on our financial position, results of operations or cash flows. In December 2003, the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104), which updates the previously issued revenue recognition guidance in SAB 101, based on the EITF 00-21. If the deliverables in a sales arrangement constitute separate units of accounting according to the EITF’s separation criteria, the revenue-recognition policy must be determined for each identified unit. If the arrangement is a single unit of accounting under the separation criteria, the revenue-recognition policy must be determined for the entire arrangement. The application of SAB 104 has not had a material effect on our financial position, results of operations or cash flows.

          In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends SFAS No. 133 to clarify the definition of a derivative and incorporate many of the implementation issues cleared as a result of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement did not have a material effect on our financial position, results of operations or cash flows.

          In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on our consolidated financial statements.

Change in Accountants

          In 2002, Arthur Andersen LLP, our outside accounting firm ceased operations. We dismissed Arthur Andersen as our independent accountants in April 2002. The reports of Arthur Andersen on the financial statements as of and for the periods ended December 31, 2000 and 2001 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle. In connection with its audits of the 2000 and 2001 financial statements and through April 2002, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Arthur Andersen would have caused them to make reference thereto in their report on the financial statements for such periods. Because Arthur Andersen is no longer operating, we cannot obtain a letter from them regarding their agreement with the above statements.

          In June of 2002, we selected PricewaterhouseCoopers LLP, or PwC, as our independent auditors and notified PwC of such selection. This appointment was subject to PwC’s completion of its client acceptance procedures. These procedures were completed by PwC during mid-2002 and we formally engaged PwC pursuant to its October 21, 2002 engagement letter. Our Board of Directors ratified this selection.

          In 2002, after our selection of PwC but prior to the signing of the PwC engagement letter, we consulted with PwC regarding the impact of changing our stock option plan to allow for the early exercise of unvested employee stock options. PwC indicated that adding this feature to our stock option plan, if we also required repurchase of the unvested shares at the original exercise price upon termination of employment, did not cause variable accounting or a new measurement date under APB Opinion 25, provided that certain other criteria were met. We did not consult with Arthur Andersen on this subject.

BUSINESS

Overview

          We design, manufacture, sell and service a broad suite of process control and metrology systems used by manufacturers of semiconductor wafers and compound and silicon semiconductor devices for the advanced computing, communications and consumer electronics markets. Our systems measure optical, electrical and material properties, including the structural composition of compound and silicon semiconductor devices and wafers, the amount of impurities or contaminants in semiconductor devices, electron mobility and the wavelength and intensity of light emitted by LEDs and laser diodes. Our systems also measure the degree of alignment and dimensions of semiconductor device features. Customers use our process control and metrology systems to lower their costs by enhancing their manufacturing efficiency and increasing their production yields, and to improve their product performance and quality. We sell our systems globally to leading semiconductor device and wafer manufacturers, including IBM, Samsung, Intel, Toshiba, Shin-Etsu Handotai, Komatsu Silicon, Nichia, Sony, DongbuAnam Semiconductor, Matsushita Chemical, Semiconductor Manufacturing International Corp., Texas Instruments and STMicroelectronics.

          Semiconductor manufacturers are striving to make devices that are smaller, faster and more power efficient. In addition, semiconductor manufacturers are striving to make devices that emit light more intensely and across a broader, more controlled spectrum of wavelengths. Semiconductor manufacturers are achieving device performance enhancements in part by using advanced materials such as compound semiconductors or by modifying the lattice, or basic crystal structure, of pure silicon. We provide process control and metrology systems that meet the emerging design, engineering and manufacturing challenges associated with these advanced technologies.

          Our business is principally comprised of the former Semiconductor Measurements Division of Bio-Rad Laboratories, or Bio-Rad SMD. We acquired this division in July 2000. For two decades, this division produced innovative process control and metrology systems for the semiconductor industry. Our objectives are to become the leading provider of a broad suite of metrology systems for the lattice engineering metrology market and to enhance our competitive position in the photolithography process control and metrology market. We plan to achieve these objectives by expanding and enhancing our product offerings through internal development, acquisitions and licenses, strengthening our relationships with customers and industry consortia, improving our manufacturing efficiency and providing focused distribution channels.

Industry Overview

          Semiconductor devices are enabling a wide variety of advanced computing, communications and consumer electronics products such as high-performance computing clusters, engineering workstations, routers, switches, cell phones, digital cameras, portable MP3 players, game boxes, DVD players, high-definition televisions, global positioning systems and flat panel displays. In addition, because of their enhanced energy efficiency, semiconductor devices are being used for illumination in cell phones and other mobile appliances, as well as traffic signals, automobiles and advertisement displays. The increasing demand for these sophisticated products is driving the need for lower-cost semiconductor devices that are smaller, faster and more power-efficient. In the case of light-emitting semiconductor devices, such as HBLEDs, manufacturers must meet additional requirements for increased brightness and the ability to emit light over a broader, more controlled spectrum of wavelengths.

The Semiconductor Device Manufacturing Process

          The fabrication of silicon semiconductor devices, or integrated circuits, is accomplished through a complex, multi-step process of precisely depositing and removing layers of materials upon a silicon wafer. Each individual integrated circuit is sometimes called a die. The first layers of the device structure, known as the active region, typically consist of millions of transistors and capacitors, which are formed, in part, by introducing dopants such as phosphorus and boron into the lattice. Subsequent layers form the interconnects that connect the device’s transistors, capacitors and other components into an integrated circuit. Many steps in the manufacturing process are repeated multiple times. Among the most critical of these steps is photolithography, which creates the precise patterns required for each successive layer of the device. The patterning of layers requires precise alignment with previously patterned layers in order to ensure the correct formation and connection of device structures and interconnects.

          HBLED fabrication steps differ from traditional silicon semiconductor device fabrication steps. Because HBLEDs are discrete devices that perform the sole function of converting an electrical input into a light output, they typically do not require additional component integration, extensive use of photolithography processes or interconnection layers. HBLEDs are ordinarily manufactured through a crystal growth process in which very thin layers of compound semiconductors, known as epilayers, are grown on a dissimilar substrate. Because compound semiconductors are grown on a dissimilar substrate, HBLED manufacturers are forced to introduce additional buffer layers, sometimes comprised of altogether different materials, to aid in the growth of subsequent layers. As a result, differences in crystal structure, material properties and physical stress between the layers frequently cause defects that affect device yield in HBLEDs.

          The demand for smaller, faster, more power-efficient and more cost-effective semiconductor devices creates numerous semiconductor manufacturing challenges, including:

•	Smaller Device Geometries — In order to fit more transistors into the same amount of surface area, manufacturers must produce devices with ever smaller feature sizes, including transistors as small as 50 nanometers and interconnect line diameters thinner than 250 nanometers. As the physical features of semiconductor devices continue to shrink, device sensitivity to defects in both transistor formation and layer deposition increases significantly.

•	More Device Layers — The increasing number of transistors per device, the need to operate devices at higher speeds and the desire for greater functionality per device are requiring more interconnect layers per device. For example, today’s advanced microprocessors are manufactured with seven or more interconnect layers. Each additional layer increases the potential for improper alignment during each photolithography process step.

•	Larger Silicon Wafers — To reduce costs and enhance capital efficiencies, silicon semiconductor manufacturers are transitioning from 200mm to 300mm diameter wafers, which enable significantly more semiconductor device production per wafer. As a result of this transition, for a given device type, any material or process defect that affects an entire wafer represents a significantly greater financial loss for the device manufacturer.

•	Larger Die Sizes — Semiconductor device manufacturers are incorporating greater functionality into each device, resulting in larger die sizes for certain complex applications. As an example, some manufacturers are integrating several functions, including memory, logic and analog circuitry, onto a single die. These devices, known as systems on a chip, increase the size of the die and the chance for defects or alignment errors in any one component, which can render the entire device inoperable.

Lattice Engineering

          Improvements to the traditional semiconductor device manufacturing process are limited in their ability to achieve higher speed, lower power and enhanced functionality for certain applications. As a result, semiconductor device manufacturers are using advanced materials such as compound semiconductors or are modifying the lattice, or basic crystal structure, of pure silicon using technologies such as strained silicon, or SSi, and silicon on insulator, or SOI, to enhance device performance and functionality.

          Compound semiconductors, which combine elements such as gallium with arsenic or nitrogen, indium with phosphorus, or even silicon with germanium, are used in a wide variety of applications, including wireless communications, broadband data communications, HBLEDs and laser diodes. Strained silicon and SOI technologies enable higher performance silicon semiconductor devices used in logic applications such as microprocessors. Strained silicon is formed by depositing a thin layer of silicon over a mixture of silicon and germanium. The strain induced upon the silicon lattice increases the mobility of electrons that move through the strained silicon region, increasing the operating speed and frequency, and reducing the power consumption of the device. SOI is a form of silicon wafer on which a thin top layer of silicon is isolated from the rest of the silicon wafer by an underlying layer of silicon dioxide. This insulating layer of silicon dioxide reduces power leakage to the silicon underneath and speeds the movement of electrons in the device’s active region.

          Devices using advanced materials or modified lattices offer significant improvements in device performance, but introduce numerous additional design and manufacturing challenges due to:

•	Increased Likelihood of Defects — Advanced technologies such as compound semiconductors, strained silicon and SOI introduce new challenges with respect to defects, contamination, crystal structure and verification of material composition and thickness. In the case of compound semiconductors, such as HBLEDs, and strained silicon, defects are more prevalent due to differences in the size, spacing and shape of the atoms between the various layers.

•	Sophisticated Thermal Modeling Requirements — The electrical properties of some advanced semiconductor devices are sensitive to heat generated by the operation of the device. Measurements during final test, however, are typically taken without operating semiconductor devices at frequencies or power levels equal to or greater than their normal operating levels. Accurate design and development of devices requires accurate measurement tools that account for the complex and non-linear variations in device performance as a function of operating frequency and power.

•	Increased Sensitivity to Defects — Advanced devices frequently operate at lower voltages in order to further decrease their power consumption. At lower voltages, tolerance of contamination and defects in the lattice becomes smaller. This requires greater measurement and control of dopant amount and placement, contamination and atomic structure.

Process Control and Metrology

          With the cost of new semiconductor manufacturing facilities, or fabs, in some cases exceeding $2 billion, manufacturers are seeking ways to improve fab throughput, or the rate of device production, while simultaneously increasing yield, or the number of functional devices per wafer. Improving fab throughput lowers the amount of in-process inventory, speeds the time to market of devices in production and spreads fixed fab overhead expenses across more devices. One means of improving throughput is to reduce the time necessary to take the many process control measurements required in the manufacturing process. Increasing yield generates more functional devices per wafer, which may increase revenues and lower costs by reducing the amount of scrapped materials. Higher yield can be achieved by identifying defects and process variations as early as possible in the manufacturing process.

          As a result, semiconductor device and wafer manufacturers are investing in process control and metrology systems that improve their manufacturing efficiency by detecting process variations sooner and facilitating rapid diagnosis and corrective action. Process control and metrology systems measure and characterize the physical dimensions, material composition, optical and electrical characteristics and other critical parameters of semiconductor devices during their fabrication. For the photolithography process, overlay and critical dimension systems provide enhanced control of layer alignment and device dimensions. For lattice engineering applications, metrology systems monitor the physical, optical, electrical and material characteristics of compound semiconductor, strained silicon and silicon on insulator devices, including composition, crystal structure, layer thickness, dopant concentration, contamination and electron mobility.

          The market for process control and metrology systems, like other semiconductor capital equipment, is influenced primarily by activity in the underlying market for semiconductor devices. According to                          , worldwide revenues for semiconductor devices are expected to grow from

$177.0 billion in 2003 to $245.8 billion in 2005, representing a compound annual growth rate of 17.8%. We believe growth may be more robust for compound and other advanced semiconductor devices. For example, according to Strategies Unlimited, the market for packaged HBLEDs, an important compound semiconductor application, is expected to grow from $2.5 billion in 2003 to approximately $4.2 billion in 2005, representing a compound annual growth rate of 29.6%. According to                               , the process control and metrology systems market is expected to grow from $2.4 billion in 2003 to $4.6 billion in 2005, representing a compound annual growth rate of 39.1%.

Our Solutions

          We provide a broad suite of lattice engineering and photolithography process control and metrology systems to semiconductor device and semiconductor wafer manufacturers. Our lattice engineering metrology solutions address specific yield challenges that arise when device and wafer manufacturers use advanced materials such as compound semiconductors or modify the lattice, or basic crystal structure, of pure silicon, in order to achieve higher device performance characteristics. Our photolithography process control and metrology solutions are used by silicon semiconductor device manufacturers to analyze device dimensions and alignment at critical steps in the semiconductor manufacturing process in order to identify, diagnose and minimize fabrication process variations. We believe that our process control and metrology systems enable semiconductor device and wafer manufacturers to improve manufacturing efficiency, production yields and product performance and quality.

Lattice Engineering Metrology Solutions

          Our broad suite of lattice engineering metrology solutions helps semiconductor device and wafer manufacturers address the challenges encountered when utilizing advanced technologies such as compound semiconductors, strained silicon and silicon on insulator, in many cases with greater speed and accuracy than competing systems. Our lattice engineering metrology solutions offer the following benefits:

•	Accurate Measurement of Silicon Dopants — We believe we are a leading supplier of FTIR systems for semiconductor device and wafer manufacturing. Our FTIR systems enable silicon semiconductor device and wafer manufacturers to measure the amount of dopants such as boron and phosphorus incorporated into the silicon lattice and the thickness of differently-doped silicon layers used to form transistors. Our systems can also be used to measure the amount of boron, phosphorus, carbon and fluorine in insulating films.

•	Highly Sensitive, Automated Defect Mapping — We believe that we are the first company to market a PL mapping system for silicon semiconductor devices and wafers. Our SiPHER system uses PL technology that analyzes the wavelength of light emitted from the silicon wafer surface to provide real-time, automated wafer mapping of electrically active defects and contamination in the lattice with sub-micron resolution. Our PL technology is applicable to strained silicon and silicon on insulator technologies as well as traditional integrated-circuit materials, and is able to detect minute levels of metallic contamination and other structural defects that impede device performance.

•	Improved Process Control — We believe we are the leading supplier of photoluminescence mapping systems for compound semiconductors. Our photoluminescence mapping systems enable manufacturers of compound semiconductors used for HBLEDs, laser diodes, photodetectors and power amplifiers to improve their manufacturing efficiency by detecting process variations sooner and facilitating rapid diagnosis and corrective action. Our systems are also non-destructive, making them well-suited for production use.

•	Accurate Characterization of Lattice Properties — Our x-ray diffraction product line characterizes and measures properties of compound semiconductors and modified lattices. In particular, our systems accurately measure lattice strain, crystal structure, composition, alignment, defects and layer thickness.

Photolithography Process Control and Metrology Solutions

          Our photolithography process control and metrology solutions are used by silicon semiconductor device manufacturers to analyze device dimensions and alignment during the manufacturing process in order to identify, diagnose and minimize fabrication process variations. Customers use our overlay systems to measure vertical alignment of the layers on silicon semiconductor wafers. Customers use our CD scatterometers to measure line widths, line shapes and cross-sectional profiles of device features. Our photolithography process control and metrology solutions offer the following benefits:

•	Greater Precision — Our overlay systems are capable of measuring vertical alignment of layers for device structures smaller than 100 nanometers. We believe our technology is extendible to 65-nanometer device structures. Our CD scatterometers use lasers as a light source, enabling greater precision for some applications as compared to competing scanning electron beam microscope-based critical dimension measurement, or CD-SEM, solutions.

•	Enhanced Device Characterization — By using test patterns inserted in the dead space between the die on a wafer, our CD scatterometers provide critical length and width measurements and, for certain applications, critical depth measurements, of device structures.

•	Greater Reliability — We offer Linux-based CD scatterometers and overlay systems, which we believe result in greater reliability and uptime compared to competing systems based on other operating systems. In addition, our CD systems are based on laser scatterometry, permitting them to operate at atmospheric conditions. Competing CD-SEM systems only operate under vacuum conditions, increasing downtime due to vacuum equipment or pump maintenance and failure.

•	Advanced Yield Analysis Software — Our proprietary software collects and analyzes metrology data and generates actionable information that can help identify defect patterns caused by underlying process problems. This information helps device manufacturers eliminate unnecessary wafer rework and develop long-term yield improvement strategies.

Our Strategy

          Our objectives are to become the leading provider of a broad suite of process control and metrology systems for the lattice engineering metrology market and to enhance our competitive position in the photolithography process control and metrology market. In order to accomplish these objectives, our strategy is to:

•	Expand and Enhance Our Product Offerings Through Internal Development — We plan to introduce new process control and metrology systems to broaden our product portfolio and address emerging technology trends in semiconductor device manufacturing. In addition, we plan to continue to enhance our systems by integrating additional features and measurement modules in subsequent product generations. To further differentiate our systems and solutions, we intend to continue to actively expand our technology and intellectual property portfolio by investing in research and development and pursuing new applications for our core technologies.

•	Grow Our Business Through Acquisitions and Licenses — We regularly evaluate potential acquisition opportunities to support and strengthen our business. We intend to acquire and license complementary product lines or technologies that enhance our family of systems or provide opportunities for future growth.

•	Strengthen Our Relationships with Customers and Industry Consortia — All levels of our company will continue to focus on building close relationships with customers, industry consortia and research centers. Our customers and industry consortia are driving leading-edge technology and process development and our relationships with them are integral to our understanding of the technical challenges involved in the design and production of higher-performance semiconductor devices. These relationships also provide insight into industry trends that enable us to develop new products with broad market appeal. We intend to leverage our existing customer base by cross-selling new products and services and offering enhancements to existing products.

•	Improve Our Manufacturing Efficiencies — We perform the design, final assembly and test functions for most of our systems in-house and outsource the manufacture of a significant portion of our components and sub-assemblies. We intend to continue to lower our fixed cost structure and improve our ability to manage costs by selectively outsourcing the production of components and sub-assemblies.

•	Provide Focused Distribution Channels — Our direct sales personnel work closely with our technologists, who possess an in-depth understanding of the specific challenges faced by semiconductor device and wafer manufacturers for lattice engineering metrology and photolithography process control and metrology markets. By integrating our sales and technology teams, we believe we are better able to serve our customers and pursue new opportunities.

Our Products

          We provide a broad suite of lattice engineering metrology and photolithography process control and metrology systems to semiconductor device and wafer manufacturers. Our lattice engineering metrology systems address specific yield challenges that arise when device and wafer manufacturers use advanced materials such as compound semiconductors or modify the lattice, or basic crystal structure, of pure silicon, in order to achieve higher device performance characteristics. Our photolithography process control and metrology systems are used by silicon semiconductor device manufacturers to analyze device dimensions and alignment in the manufacturing process in order to identify, diagnose and minimize fabrication process variations. Our current systems include:

Lattice Engineering Metrology Systems

          Our lattice engineering metrology systems include the following:

          Photoluminescence Mapping Systems — Our PL mapping systems are used to non-destructively measure the light emitted by a compound semiconductor wafer after illumination by a laser in order to determine composition uniformity, material quality and defects in substrates, lattices and device structures. The information obtained by the PL mapping system allows manufacturers to determine whether a wafer should be further processed or if it should be removed from production due to defects or contamination.

          Silicon Photoluminescence Mapping Systems — Our SiPHER system uses a variation of our PL mapping technology that analyzes the wavelength of light emitted from the silicon wafer surface to provide real-time, automated wafer mapping of electrically-active defects and contamination in the lattice with sub-micron resolution. Our PL technology is applicable to strained silicon and silicon on insulator technologies as well as traditional integrated circuit materials, and is able to detect minute levels of metallic contamination and other structural defects that impede proper device performance.

      The following table summarizes our photoluminescence mapping systems:

Sample Applications

Semiconductor Device Manufacturing

					SSi/	Wafer
System	Function/ Measurements Provided	Traditional	Compound	HBLED	SOI	Mfg.

PLM 100	Epilayer uniformity, defects and contamination, with high-resolution capability		✓	✓		✓*
RPM 2000	Epilayer uniformity, defects and contamination, with an option for cryogenic, low temperature applications		✓	✓		✓*
RPM Sigma	Epilayer uniformity defects and contamination, with automated wafer handling		✓	✓		✓*
SiPHER	Defects and contamination near the silicon wafer surface	✓			✓	✓

*	Compound semiconductor wafers only.

          Fourier Transform Infrared Spectrometers — Our FTIR systems use mathematical computations relating to the separation of wavelengths of light absorbed by wafers to nondestructively measure the amount of dopants such as boron and phosphorus incorporated into the silicon lattice and the thickness of differently-doped silicon layers used to form transistors. Our systems can also be used to measure the amount of boron, phosphorus, carbon and fluorine in insulating films.

          The following table summarizes our fourier transform infrared spectrometers:

Sample Applications

Semiconductor Device Manufacturing

					SSi/	Wafer
System	Function/ Measurements Provided	Traditional	Compound	HBLED	SOI	Mfg.

QS2200/ QS3300	Dopant concentration and layer thickness in silicon for device and wafer manufacturers, dopant concentration in dielectric insulating films for device manufacturers	✓			✓	✓
QSFRS	Dopant concentration and impurities, with automatic ingot scanning					✓
QS1200	Tabletop system for dopant concentration and layer thickness, with manual handling	✓				✓
Stratus	Dopant concentration and layer thickness, with faster wafer handling					✓
Illumina	Tabletop system for dopant concentration and layer thickness, with manual handling		✓	✓		✓*

*	Compound semiconductor wafers only.

          X-Ray Diffraction Systems — Our Vektor product line uses x-ray diffraction to characterize and measure properties of compound semiconductors and modified lattices. In particular, our Vektor systems accurately measure lattice strain, crystal structure, composition, alignment, defects and layer thickness. Vektor is available with options optimized for use with respect to particular compound semiconductor devices, as well as strained silicon and silicon on insulator semiconductor devices.

          The following table summarizes our x-ray diffraction systems:

Sample Applications

Semiconductor Device Manufacturing

					SSi/	Wafer
System	Function/ Measurements Provided	Traditional	Compound	HBLED	SOI	Mfg.

Vektor — DCD	Lattice strain and structure, composition and layer thickness for gallium arsenide, indium phosphide and silicon germanium materials		✓	✓
Vektor — GaN	Lattice strain and structure, composition and layer thickness for gallium nitride materials		✓	✓
Vektor — SSi	Lattice strain and structure, composition and layer thickness for strained silicon and SOI materials				✓	✓*

*	SOI wafers only.

          Pulsed Current Voltage Measurement Systems — Our DIVA systems measure pulsed current and voltage in devices under actual operating conditions that exist in radio frequency, microwave and millimeter wave circuits. Dynamic current-voltage measurements provide accurate parameters for the design and development of these circuits.

          Electrochemical Capacitance Voltage Profiling System — Our dopant profiling systems measure the change in dopant concentration between and within each compound semiconductor device layer in order to verify desired composition.

          Deep Level Transient Spectrometers — Our deep level transient spectrometers detect, identify and quantify impurities that could lead to device failure or substandard performance, such as reduced light output from LEDs.

          Hall Mobility Measurement Systems — Our Hall mobility measurement systems use the Hall Effect to measure the mobility of electrons and other carriers within the semiconductor material. The Hall Effect is a phenomenon where electrons change their direction under the influence of a magnetic field. By measuring this phenomenon, our systems help determine the purity of the material, allowing semiconductor device manufacturers to make faster and more efficient devices.

          The following table summarizes our other lattice engineering metrology systems:

Sample Applications

Semiconductor Device Manufacturing

					SSi/	Wafer
System	Function/ Measurements Provided	Traditional	Compound	HBLED	SOI	Mfg.

Pulsed Current Voltage Measurement Systems
DIVA	Tabletop system for pulsed current and voltage, to enhance accuracy of modeling and optimize process designs	✓*	✓		✓
Electrochemical Capacitance Voltage Profilers
PN4400	Dopant concentration as a function of depth		✓	✓		✓**
ECV-Pro	Dopant concentration as a function of depth, with automated sample handling		✓	✓		✓**
Deep Level Transient Spectrometers
DL8000	Impurity concentration	✓	✓	✓	✓	✓

footnotes on following page

Sample Applications

Semiconductor Device Manufacturing

					SSi/	Wafer
System	Function/ Measurements Provided	Traditional	Compound	HBLED	SOI	Mfg.

Hall Mobility Measurement Systems
HL5500	Electron mobility	✓*	✓	✓	✓*	✓*
HL5580	Electron mobility in very high resistivity films or at extremely low current levels	✓*	✓	✓	✓*	✓*

*	Potential applications, but we have had no sales for these applications to date.

**	Compound semiconductor wafers only.

Photolithography Process Control and Metrology Systems

          Our photolithography process control and metrology systems include the following:

          Overlay Systems — Our overlay systems non-destructively measure the vertical alignment of layers of an integrated circuit. Misalignment can lead to device failure, reduced yield or reduced performance. Our Caliper system runs on the Linux operating system which we believe results in high reliability.

          Critical Dimension Scatterometers — Our critical dimension scatterometers use laser light at various angles to illuminate test patterns inserted in the dead space between the die on a wafer. These non-destructive measurements calculate line widths, line shapes and cross-sectional profiles quickly and accurately. Our CDS200 runs on the Linux operating system, which we believe results in high reliability.

          The following table summarizes our photolithography process control and metrology systems:

Sample Applications

Semiconductor Device Manufacturing

					SSi/	Wafer
System	Function/ Measurements Provided	Traditional	Compound	HBLED	SOI	Mfg.

Overlay Systems
Caliper	Vertical alignment of device structures extendible to 65 nanometers on 200mm and 300mm wafers	✓			✓
Q200	Vertical alignment of device structures extendible to 90 nanometers on 200mm wafers	✓			✓
Critical Dimension Scatterometers
CDS200	Line widths, line shapes and cross-sectional profiles of device features for 200mm wafers	✓			✓

Customers

          We sell our systems globally to a variety of semiconductor device and wafer manufacturers and research and educational institutions. Our customers include:

• IBM	• Sony
• Samsung	• DongbuAnam Semiconductor
• Intel	• Matsushita Chemical
• Toshiba	• Semiconductor Manufacturing International Corp.
• Shin-Etsu Handotai	• Texas Instruments
• Komatsu Silicon	• STMicroelectronics
• Nichia

          We depend on a relatively small number of customers and end users for a large percentage of our revenues. In 2003, together with our distributors, we sold our lattice engineering metrology systems and photolithography process control and metrology systems to 96 customers. Sales to our top five customers were 37.0%, 39.0% and 42.9% of our revenues in 2001, 2002 and 2003, respectively. Sales to IBM, our largest customer in 2003, were 10.1% and 14.9% of our revenues for 2002 and 2003, respectively. Sales to Samsung were 10.3% of our total revenues in 2003. Sales to Intel were 29.3%, 13.5% and 9.5% of our revenues in 2001, 2002 and 2003, respectively.

          Our backlog was $6.1 million as of December 31, 2003. Our backlog consists of accepted purchase orders with assigned shipment dates falling within the next 12 months. Orders are subject to delay, cancellation or return by our customers prior to payment. We have experienced such delays, cancellations and returns in prior periods. Accordingly, our backlog as of any particular date may not be a reliable indicator of actual sales for any succeeding period.

Sales, Marketing and Service

          Sales — We believe that a direct sales and support capability is essential for developing and maintaining close customer relationships and for rapidly responding to changing customer requirements. We maintain a direct sales force of highly trained, technically sophisticated sales engineers, many of whom have Ph.D.s. These engineers are knowledgeable in the use of process control and metrology systems in general and the features and advantages of our systems in particular. As of December 31, 2003, our sales force included 35 people located in the United States, Japan, Taiwan, South Korea, Singapore, France and Germany. We use third-party sales representatives and distributors to supplement our direct sales force in certain geographic regions and to provide sales coverage for specific product lines where we lack a direct sales force for such product lines. Our largest third-party sales representative is Hermes-Epitek Corporation, an exclusive representative of most of our systems for silicon semiconductor device manufacturers in Taiwan, China and Singapore. Our largest third-party distributor is Quatek, which exclusively distributes our systems for compound semiconductor device manufacturers in Taiwan and China. We also engage a variety of sales representatives in Europe and the United States to sell our DIVA product line.

          Marketing — Marketing functions include global marketing strategy, advertising and sales promotion, product definition and evaluation of new systems. In order to raise market awareness of our systems, we advertise in trade publications, distribute promotional materials, publish technical articles, conduct marketing programs, issue press releases regarding new systems, employ the services of a public relations firm and participate in industry trade shows and conferences.

          Service — Customer service and technical support are important competitive factors and help build and maintain close long-term relationships with our customers. Our teams of highly trained technologists and customer service personnel are organized by the same geographical regions as our sales teams. Through these personnel, we provide support before, during and after the delivery our systems, including training programs, dedicated on-site service, service contracts, spare parts and technical support. Hermes-

Epitek and Quatek are responsible for installation, warranty service and ongoing support for our systems that they sell. New system warranties typically range from 12 to 24 months for most of our systems. We derive a substantial portion of our revenues by providing post-warranty service and upgrades for our growing installed base of systems. In 2003, service revenues accounted for 25.2% of our total revenues. As of December 31, 2003, our service personnel included 52 people.

Manufacturing

          We perform the design, final assembly and test function for most of our systems in-house. Our main manufacturing facility is located in York, United Kingdom. To improve our manufacturing efficiency, we selectively outsource the production of subsystems and components in many cases to sole-source suppliers. In addition, a third party manufactures our DIVA systems. A portion of our FTIR product line, the QS1200 and QS2200, is also currently manufactured by a third party. For competitive reasons, however, we intend to bring that work in-house by the end of 2004. A number of components and subsystems, such as factory automation and environmental control interfaces, wafer stages and monochromators, are expensive and require long lead-times. As a result, we typically enter into long-term purchase agreements with our suppliers and regularly update them as to our forecasted demand.

Competition

          We compete in the emerging market for lattice engineering metrology systems and the more mature market for photolithography process control and metrology systems. The market for lattice engineering metrology systems is highly fragmented. Competition typically consists of privately held companies or divisions of large, established companies such as Spectris and Thermo Electron. We expect continuing intense competition in this market. Our market share and operating results can fluctuate dramatically as a result of the introduction of new, competitive systems and the ability of competitors to secure patent and other intellectual property rights.

          The market for photolithography process control and metrology systems is highly competitive with numerous large, established companies. Our most significant competitors in this market are Hitachi, KLA-Tencor, Nanometrics, Nikon and Therma-Wave. These companies have substantially superior distribution capabilities, larger research and development budgets and greater ability to offer bundled and integrated product offerings to customers. In addition significant competition for our critical dimension scatterometers has emerged from manufacturers of traditional reflectometers and ellipsometers that have extended their technology by using new algorithms that enable their tools to perform critical dimension measurements.

          Competition among process control and metrology system manufacturers is intense at the design-in stage when semiconductor manufacturers are selecting process control and measurement tools for potential future generations of devices. Significant competitive factors for each of the markets that we serve include system performance, ease of use, reliability, cost of ownership, technical support, customer relationships, the size and financial stability of vendors and on-time delivery. We believe that we compete favorably with respect to these factors, but believe we will need to maintain a high level of investment in research and development and sales and marketing in order to maintain our competitive position.

Research and Development

          The markets in which we compete are characterized by rapid technological development and product innovation. We believe that continued and timely development of new systems and enhancements to existing systems are necessary to maintain our competitive position. Accordingly, we devote a significant portion of our resources to research and development and seek to maintain close relationships with customers to remain responsive to their needs. Our research and development costs were $7.5 million, $6.2 million and $7.0 million in 2001, 2002 and 2003, respectively. As of December 31, 2003, we had a total of 51 employees performing research and development activities in York, United Kingdom, Hemel

Hempstead, United Kingdom, San Jose, California and Bend, Oregon. Of these employees, 16 of them hold Ph.D.s in physics, chemistry or engineering.

          To further differentiate our systems and solutions, we intend to continue to actively expand our intellectual property portfolio by investing in research and development and pursuing new applications for our core technologies. Our team focuses on providing increased functionality, new applications for current technologies, more accurate and reliable metrology and automation through robotics and other means. We enhance our research and development efforts through our affiliations with academic institutions and teaching staff at various universities, research organizations and industry consortia. We are committed to new product development, and we expect that our level of research and development expenses will increase in future periods.

Intellectual Property and Other Proprietary Rights

          At December 31, 2003, we owned seven United States patents and exclusively licensed one United States patent as part of our ongoing research, development, and manufacturing activities. We have or have applied for foreign patents on some technologies in some of the countries where our systems are sold and used. The patents we own or exclusively license have expiration dates ranging from 2005 to 2020. Our patents principally cover various aspects of process control and metrology and semiconductor materials characterization.

          We have submitted and may in the future submit additional patent applications. Our pending patents may never be issued, and even if they are, these patents, our existing patents and the patents we license may not provide sufficiently broad protection of our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions and licenses. These patents or other proprietary rights issued or licensed by us may be challenged, invalidated or circumvented. In addition, the rights granted under these patents or other proprietary rights may not provide us with a competitive advantage.

Employees

          As of December 31, 2003, we had 223 employees. None of our employees is represented by a collective bargaining agreement. To date, we have experienced no work stoppages, and we believe that our relationship with our employees is good.

Facilities

          As of December 31, 2003, we leased facilities in the following cities:

Location	Square Footage	Use

York, United Kingdom	40,000	Manufacturing, sales and marketing and research and development
Hemel Hempstead, United Kingdom	11,500	Sales and marketing and research and development
San Jose, California	8,137	Sales and marketing and spare parts depot
Bend, Oregon (two facilities)	6,100	Corporate headquarters and advanced research and development

          These leases expire between 2004 and 2008, and most of the leases have options to extend their terms. We believe our current facilities are adequate to meet our needs for the immediate future, but when our current leases expire, we may need to find alternative facilities. Although such facilities may generally be available, we may not be able to obtain them on commercially reasonable terms.

          When we acquired the Waterloo, Canada business of Philips Electronics we agreed to assume certain liabilities including a lease on a 25,305 square foot facility that expires in 2011, with an option to buy out the lease in 2006. We do not currently utilize this facility and are attempting to sublease this facility to a third party.

          We also have offices primarily supporting sales and service activities in Japan, Switzerland and South Korea.

Legal Proceedings

          We currently are not a party to any legal proceedings the effect of which would have a material adverse affect on our operations and financial condition.

MANAGEMENT

Executive Officers and Directors

          The following table and brief biographies set forth specific information regarding the persons currently serving as executive officers and directors of our company.

Name	Age	Position(s)

Bruce C. Rhine	46	President, Chief Executive Officer and Chairman
Reid Langrill	43	Vice President and Chief Financial Officer
Bruce Crawford	51	Senior Vice President of Global Operations and Secretary
Gregory A. Kaiser	47	Senior Vice President of Marketing and Business Development and Treasurer
Rajeev Mundhe	49	Vice President of Global Sales
Joseph Dox(1)(2)	61	Director
Peter M. Joost(3)(4)	45	Director
William Landreth(1)(4)	56	Director
Jeffrey J. Rosen(2)(3)	54	Director
David Schwartz(3)	80	Director
Robert J. Therrien(1)	69	Director

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of governance committee.
(4)	Member of nominating committee.

          Bruce C. Rhine. Mr. Rhine has served as Chairman and Chief Executive Officer since August 2000 and President since January 2003 and from August 2000 to September 2001. From February 2000 to July 2000, he was Chairman and Chief Executive Officer of Timbre Technologies, Inc., a software supplier to semiconductor manufacturers. From October 1999 to February 2000, he was a Vice President of Applied Materials, Inc., a semiconductor equipment manufacturer. In 1997, he founded Obsidian, Inc., a startup supplying chemical mechanical polishing tools to the semiconductor industry, and was its President and Chief Executive Officer until the company was sold to Applied Materials, Inc. in 1999. From 1996 to 1997, Mr. Rhine was a consultant to various semiconductor equipment and materials companies. From 1994 to 1996, Mr. Rhine served as President and Chief Operating Officer of Asyst Technologies, Inc., a manufacturer of semiconductor fabrication automation and atmospheric control solutions, and, from 1994 to 1997, as a director of Tylan General, Inc., a provider of process management equipment. Mr. Rhine received a BS in Chemical Engineering and an MBA in Finance and Management Science from The Pennsylvania State University.

          Reid Langrill. Mr. Langrill has served as Vice President and Chief Financial Officer since May, 2003. From August 2002 to May 2003, he served as a consultant to the Company. From May 2000 to December 2001, Mr. Langrill served as the Chief Operating Officer of Photobit Corp., a fabless semiconductor design company. From 1984 to 1995, he served in a variety of positions at Micron Technology, Inc., a semiconductor manufacturer, including Chief Financial Officer from 1988 to 1994. Mr. Langrill received a BS in Accounting and Information Systems from Boise State University.

          Bruce Crawford. Mr. Crawford has served as Senior Vice President, Global Operations since September 2001 and Secretary since January 2003, and served as Vice President, Operations from October 2000 to September 2001. From October 1999 to October 2000, he was Senior Director of Materials in the CMP Division at Applied Materials, Inc. From May 1997 to October 1999, Mr. Crawford served as Vice President of Operations at Obsidian, Inc. From May 1996 to April 1997 he served as an operations consultant for Tylan General. From November 1994 to April 1996 served as the Director of Customer

Service and Vice President of Manufacturing for Asyst Technologies. Mr. Crawford received an Associates Degree from DeAnza College and studied finance at San Jose State University.

          Gregory A. Kaiser. Mr. Kaiser has served as Senior Vice President, Marketing and Business Development since October 2003 and Treasurer since January 2003 and served as Vice President from January 2003 to September 2003, President from September 2001 to December 2002 and Vice President, Semiconductor Markets from November 2000 to September 2001. From October 1998 to November 2000, Mr. Kaiser was a managing director at Baion GmbH, a company which provides consulting services to semiconductor capital equipment manufacturers. From September 1996 to October 1998, he served as a Managing Director at Obsidian GmBH, a company which provides consulting services to technology companies. Mr. Kaiser received a BS in Ceramic Science and Engineering from The Pennsylvania State University and studied solid state device physics at Southern Methodist University.

          Rajeev Mundhe. Mr. Mundhe has served as Vice President, Global Sales since September 2002 and served as Vice President, Sales, Optoelectric Markets from October 2000 to August 2002. From June 1990 to September 2000, he served as a regional manager for Bio-Rad Laboratories, Inc. Mr. Mundhe received a BTech in Metallurgical Engineering from the Indian Institute of Technology, Bombay, an MS in Materials Science from the University of California, Berkeley and an MBA from Santa Clara University.

          Joseph Dox. Mr. Dox has served as a member of our board of directors since December 2000. He is currently retired. From 1987 to 1994, he served in a variety of positions at Novellus Systems, a manufacturer of advanced automated water fabrication systems, including as President and Chief Operating Officer during his final two years with that company. Mr. Dox received a BS in Accounting from Northern Arizona University and an MBA from Santa Clara University.

          Peter M. Joost. Mr. Joost has served as a member of our board of directors since April 2000. He is a private investor and, since 1997, has been the President of Orchid Asia Holdings, LLC, the general partner of a private equity partnership focused on investments in Asia. Since 1993, he has also been President of Joost Enterprises Corporation, a private investment entity, which is the general partner of JFI II, L.P. Mr. Joost received a Bachelor of Arts and Sciences in Mathematical Sciences and Political Science from Stanford University and an MBA from Harvard Business School.

          William Landreth. Mr. Landreth has served as a member of our board of directors since June 2001. He has been with Goldman, Sachs & Co. since 1971. He has served in Institutional Equity, San Francisco from 1971 to 1977, Managing Director and Partner, London from 1977 to 1989, Resident Partner, San Francisco from 1989 to 1992, Partner and Chief Operating Officer, Chicago, from 1992 to 1996, and in his current position as Advisory Director, San Francisco from 1997 to present. Mr. Landreth received a BA in Political Science from Stanford University and an MBA from Harvard Business School.

          Jeffrey J. Rosen. Mr. Rosen has served as a member of our board of directors since December 2000. He has been a partner with Debevoise & Plimpton LLP in its New York office since December 2001, where he specializes in mergers and acquisitions. From November 1987 to December 2001, he was a partner with O’Melveny & Meyers LLP in its New York office. Mr. Rosen received a BA from Harvard University and a JD from Harvard Law School.

          David Schwartz. Mr. Schwartz has served as a member of our board of directors since August 2000. Since January 2003, Mr. Schwartz has been Chairman of the Board of Bio-Rad Laboratories, Inc. From January 1952 to December 2002, he served as President and Chief Executive Officer of Bio-Rad Laboratories, Inc. Mr. Schwartz received a BS in Chemistry from the University of California, Berkeley.

          Robert J. Therrien. Mr. Therrien has served as a member of our board of directors since December 2000. He has been the Chairman since September 2003, and the Chief Executive Officer since March 1989, of Brooks Automation, Inc., a global supplier of factory and tool automation for the semiconductor industry. He also served as President of Brooks Automation from March 1989 to February 2003. He received a Certificate, Industrial Process Instrumentation from Ward Technology College and Hillyer College and an AS in Electrical Engineering from Central New England College.

Board Composition

          We currently have seven authorized directors. In accordance with the terms of our bylaws, the terms of office of the directors are divided into three classes:

•	Class I, whose term expires at the annual meeting of stockholders to be held in 2006,

•	Class II, whose term expires at the annual meeting of stockholders to be held in 2004 and

•	Class III, whose term expires at the annual meeting of stockholders to be held in 2005.

          The Class I directors are Messrs. Dox, Joost and Landreth, the Class II directors are Messrs. Rosen and Therrien, and the Class III directors are Messrs. Rhine and Schwartz. At each annual meeting of stockholders, the successors to directors whose terms expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors.

          There are no family relationships among any of our directors or executive officers.

Board Committees

          Our board of directors has established four standing committees: an audit committee, a compensation committee, a governance committee and a nominating committee. Each committee is comprised entirely of independent directors in accordance with Nasdaq Marketplace Rules.

          Audit Committee. The audit committee oversees, reviews and evaluates our financial statements, accounting and financial reporting processes, internal control functions and the audits of our financial statements. The audit committee is responsible for the appointment, compensation, retention and oversight of our independent auditor. The members of our audit committee are Messrs. Dox, Landreth and Therrien.

          Compensation Committee. The compensation committee determines the salaries and benefits for our employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our stock incentive plans, including determining the stock option grants for our employees, consultants, directors and other individuals. The members of the compensation committee are Messrs. Dox and Rosen.

          Governance Committee. The governance committee develops and recommends board member selection criteria, considers committee member qualification, recommends corporate governance principles to the board of directors, and provides oversight in the evaluation of the board of directors and each committee. The members of our governance committee are Messrs. Joost, Rosen and Schwartz.

          Nominating Committee. The nominating committee identifies prospective board candidates and recommends nominees for election to our board of directors. The members of our nominating committee are Messrs. Joost and Landreth.

          Our charters for the audit, compensation and nominating committees, as well as corporate governance guidelines are available on our web site at www.accentopto.com.

Director Compensation

          We reimburse our non-employee directors for expenses incurred in connection with attending board and committee meetings but have not compensated them previously for their services as board or committee members. However, upon completion of this offering we intend to adopt an overall board cash compensation plan that is aligned with industry practice. We have in the past granted non-employee directors options to purchase our common stock pursuant to the terms of our 2000 stock incentive plan, and our board continues to have discretion to grant options to new non-employee directors. We anticipate that we will continue to grant options from time to time under our 2004 equity incentive plan to our non-employee directors.

Compensation Committee Interlocks and Insider Participation

          Our compensation committee currently consists of Messrs. Dox and Rosen, neither of whom has been an officer or employee of ours at any time. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

          The following table shows certain information concerning the compensation of our chief executive officer and our other most highly compensated executive officers, whose aggregate compensation exceeded $100,000 during the year ended December 31, 2003. We refer to these individuals as the “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

					Long-Term
					Compensation
	Annual Compensation				Awards

					Securities
			Other Annual		Underlying	Other
Name and Principal Position	Salary	Bonus	Compensation		Options	Compensation

Bruce C. Rhine President, Chief Executive Officer and Chairman	$163,808	—	$12,000	(1)	—	$811	(1)
Bruce Crawford Senior Vice President, Global Operations	155,902	—	—		150,000	789	(2)
Gregory A. Kaiser Senior Vice President, Marketing and Business Development	150,450	—	—		—	731	(3)
Rajeev Mundhe Vice President, Global Sales	103,754	35,000	12,000	(4)	100,000	504	(4)

(1)	We paid Mr. Rhine a $12,000 car allowance in 2003. Additionally, we made $811 in premium payments for term life insurance for Mr. Rhine in 2003.
(2)	We made $487 in premium payments for term life insurance for Mr. Crawford in 2003.
(3)	We made $731 in premium payments for term life insurance for Mr. Kaiser in 2003.
(4)	We paid Mr. Mundhe a $12,000 car allowance in 2003. Additionally, we made $504 in premium payments for term life insurance for Mr. Mundhe in 2003.

Stock Options

          The following table provides information regarding options granted to the named executive officers during the fiscal year ended December 31, 2003. We have not granted any stock appreciation rights.

          Each option represents the right to purchase one share of our common stock. The options generally vest over four years. See “Management — Employee Benefit Plans” for more details regarding these options. The percentage of total options set forth below is based on an aggregate of 2,794,500 options granted to employees in 2003.

          The potential realizable value at assumed annual rates of stock price appreciation for the option term shown in the table represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. Potential realizable values are net of exercise price, but before taxes associated with exercise. The 5% and 10% assumed annual rates of compounded stock price appreciation are required by rules of the SEC and do not represent our estimate or projection of our future common stock prices. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

Option Grants in 2003

	Individual Grants				Potential Realizable
Value at Assumed
	Number of				Annual Rates of Stock
	Securities	% of Total			Price Appreciation for
	Underlying	Options	Exercise		Option Term
	Options	Granted to	Price Per
Name and Principal Position	Granted	Employees	Share	Expiration Date	5%	10%

Bruce C. Rhine
President, Chief Executive
Officer and Chairman	—	—	—	—	—	—
Bruce Crawford(1)
Senior Vice President,
Global Operations	150,000	5.4%	$0.15	May 7, 2013	$14,150	$35,859
Gregory A. Kaiser
Senior Vice President,
Marketing and Business
Development	—	—	—	—	—	—
Rajeev Mundhe(2)
Vice President, Global
Sales	100,000	3.6	0.15	July 15, 2013	9,433	23,966

(1)	The 150,000 options vest over a 48-month period as follows: 18,750 options vest on the last day of the sixth month following the initial vesting date of May 8, 2003; commencing on June 30, 2003, 3,125 options vest monthly on the last day of each month thereafter.

(2)	The 100,000 options vest over a 48-month period as follows: 12,500 options vest on the last day of the sixth month following the initial vesting date of January 1, 2003; commencing on July 31, 2003, 2,083 options vest monthly on the last day of each month thereafter.

          The following table shows the number and value of options exercised by each of the named executive officers during fiscal 2003 and the number and value of unexercised options held by each of the named executive officers as of December 31, 2003. There was no public trading market for the common stock as of December 31, 2003. Accordingly, the value of exercised and unexercised options listed below have been calculated on the basis of an initial public offering price of $                    per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

Aggregated Option Exercises in 2003 and Option Values at December 31, 2003

			Number of Securities
			Underlying Unexercised		Value of Unexercised
	Shares		Options at		In-the-Money Options at
	Acquired		December 31, 2003		December 31, 2003
	Upon	Value
Name and Principal Position	Exercise	Realized	Exercisable	Unexercisable	Exercisable		Unexercisable

Bruce C. Rhine
President, Chief Executive
Officer and Chairman	—	—	—	—		—		—
Bruce Crawford
Senior Vice President,
Global Operations	328,125	$	134,375	403,125	$		$
Gregory A. Kaiser
Senior Vice President,
Marketing and Business
Development	370,834		62,500	145,833
Rajeev Mundhe
Vice President, Global
Sales	141,250		48,126	120,624

Limitation of Liability and Indemnification of Officers and Directors

          Our certificate of incorporation and bylaws provide that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We currently maintain and intend to continue to maintain directors and officers liability insurance. However, we may not be able to maintain adequate levels of directors and officers insurance at an acceptable premium.

Employee Benefit Plans

Stock Incentive Plan

          Our 2000 stock incentive plan, or 2000 Plan, was approved by our board of directors and our stockholders in October 2000. Our 2000 Plan initially authorized the issuance of up to 12.5 million shares of our common stock, subject to adjustment for stock dividends, stock splits, reverse stock splits, reorganizations, reincorporations and other similar changes in our capital structure, as either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, nonqualified stock options or restricted stock awards. On December 7, 2001 our board of directors and stockholders approved an increase in the amount of common stock authorized to be issued pursuant to the 2000 Plan by 5.0 million shares, and our board of directors, in January 2004, and our stockholders, in March 2004, approved an increase in the amount of common stock authorized to be issued pursuant to the 2000 Plan by an additional 10.0 million shares, bringing the total number of shares authorized for issuance up to 27.5 million shares.

          Our board of directors, or a board committee, has the power, subject to certain limitations, to determine the terms of the awards, including the exercise price of the options, the purchase price for restricted stock, the number of shares subject to each award, the exercisability thereof and the form of consideration payable on an option exercise or stock purchase, provided that the exercise price for incentive stock options must be at least 100% of fair market value on the date of grant. Our employees, directors and consultants are eligible to receive awards under the 2000 Plan. The term of an award granted under the 2000 Plan cannot exceed 10 years. No option may be exercised after the expiration of its term. No person is eligible to be granted options under the 2000 Plan totaling more than 3.0 million shares of common stock in any calendar year. Options granted under the 2000 Plan generally have an exercise price equal to the fair market value of our common stock on the date of grant. Options generally vest with respect to 1/8th of the shares subject to the option on the date six months after the date of grant and with respect to an additional 1/48th of the shares subject to the option monthly thereafter over the next 41 months.

          Options granted under the 2000 Plan typically terminate 30 days following a voluntary termination of service, and three months after an involuntary termination, for any reason other than for cause, death or disability. Options typically terminate one year from the date of termination in the case of disability or death, and immediately upon termination for cause. Stock options granted under the 2000 Plan generally are non-transferable. Pursuant to the 2000 Plan, shares subject to awards that have expired or otherwise terminated without having been exercised in full again become available for grant. The board of directors has the authority to amend or terminate the 2000 Plan. The board of directors may amend outstanding awards, except that an amendment of any outstanding award may not materially adversely affect the rights of the holder without such holder’s consent. The 2000 Plan provides that in the event of certain mergers or other events that result in a change in control of our company, all options and other awards shall become fully vested unless the board determines in its sole discretion prior to such event that vesting will not accelerate.

          As of December 31, 2003, options to acquire            shares of common stock were outstanding, of which options to acquire            shares of common stock were exercisable as of such date, and options to acquire            shares of common stock had been exercised under the 2000 Plan, of which            shares remain subject to a lapsing right of repurchase at the original exercise price of the options pursuant to which such shares were issued, and            shares remained available for grant pursuant to the 2000 Plan.

          Our board of directors has determined that, simultaneously with the completion of this offering, the 2000 Plan will be suspended and no further grants will be made pursuant to it. Any shares remaining for future option grants and any shares subject to options that expire or are canceled under the 2000 Plan will become available for grants under our 2004 equity incentive plan, which will become effective simultaneously with the completion of this offering.

2004 Equity Incentive Plan

          In           , 2004, our board of directors adopted and our stockholders approved the 2004 equity incentive plan, or 2004 Plan. The 2004 Plan will become effective upon completion of this offering, and will replace the 2000 Plan for purposes of all future equity incentive awards. The 2004 Plan will be administered by our board of directors’ compensation committee. The 2004 Plan allows us to issue awards of incentive or nonqualified stock options, stock appreciation rights, shares of common stock or units denominated in common stock and any other type of award selected by our compensation committee, all of which may be subject to restrictions, which may be based on continued service, the achievement of performance goals or other criteria.

          We have authorized            shares of common stock, plus any shares reserved but not granted under our 2000 Plan or returned to the 2000 Plan upon termination of awards, up to a total of            shares of common stock, for issuance under the 2004 Plan.

          Options will generally vest in a manner consistent with options granted under the 2000 Plan, and will terminate three months following termination of services except in the case of termination by reason of death or disability, in which case the option will terminate one year following termination of service.

          In the event of a company transaction, such as the sale of all or substantially all of our securities or assets or a merger, the 2004 Plan provides that each outstanding award will be assumed or substituted for by the successor company. If the successor company does not assume or substitute awards, outstanding awards will become 100% vested and exercisable (and any restrictions will lapse) immediately before the effective date of the company transaction. In addition, the 2004 Plan provides that each outstanding award will become 100% vested and exercisable (and any restrictions will lapse) in a few other situations, such as:

•	a person acquires control over a significant amount of our common stock and the person did not purchase the shares directly from us, or

•	the composition of our board of directors changes in any two-year period so that the incumbent board members, and board members whose election was approved by at least two-thirds of the incumbent board members, cease to constitute a majority of our board members.

          In such situations, the 2004 Plan also provides that the holder of an award may elect to be cashed out.

          In other material respects, the terms of the 2004 Plan are similar to those of the 2000 Plan.

Employee Stock Purchase Plan

          Our board adopted the 2004 employee stock purchase plan in           , 2004.

          Share Reserve. We have authorized the issuance of            shares of our common stock pursuant to purchase rights granted or to be granted to eligible employees under the purchase plan.

          Eligibility. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The purchase plan provides a means by which eligible employees may purchase our common stock through payroll deductions. We implement the purchase plan by offerings of purchase rights to eligible employees. Generally, all of our full-time employees and full-time employees of our affiliates incorporated in the United States may participate in offerings under the purchase plan. However, no employee may participate in the purchase plan if, immediately after we grant the employee a purchase right, the employee has voting power over 5% or more of our outstanding capital stock. As of the date hereof, no shares of common stock had been purchased under the purchase plan.

          Administration. Under the purchase plan, the offerings periods are       months. Unless the board otherwise determines, common stock will be purchased for accounts of participating employees at a price per share equal to the lower of:

•	85% of the fair market value of a share on the first day of the offering, or

•	85% of the fair market value of a share on the purchase date.

          The first offering will begin on or following the effective date of this initial public offering. The fair market value of the shares generally means the closing sales price (rounded up where necessary to the nearest whole cent) for such shares (or the closing bid, if no sales were reported) as quoted on the Nasdaq National Market on the trading day prior to the relevant determination date, as reported in The Wall Street Journal. If the first offering starts on the effective date of this initial public offering, the price on that date will be deemed to be the price at which our shares are first sold to the public as specified in the final prospectus with respect to our initial public offering.

          The board may provide that employees who become eligible to participate after the offering period begins nevertheless may enroll in the offering. These employees will purchase our stock at the lower of:

•	85% of the fair market value of a share on the day they began participating in the purchase plan, or

•	85% of the fair market value of a share on the purchase date.

          If authorized by the board, participating employees may authorize payroll deductions of up to 15% of their base compensation for the purchase of stock under the purchase plan. Generally employees may end their participation in the offering at any time up to 10 days before a purchase period ends. Their participation ends automatically on termination of their employment or loss of full-time status.

          Other provisions. The board may grant eligible employees purchase rights under the purchase plan only if the purchase rights, together with any other purchase rights granted under other employee stock purchase plans established by us or by our affiliates, if any, do not permit the employee’s rights to purchase our stock to accrue at a rate which exceeds $25,000 of fair market value of our stock for each calendar year in which the purchase rights are outstanding.

          Upon a change in control, a surviving corporation may assume outstanding purchase rights or substitute other purchase rights therefor. If the surviving corporation does not assume or substitute the purchase rights, the offering period will be shortened and our stock will be purchased for the participants immediately before the change in control.

401(k) Plan

          We maintain a retirement savings plan for our employees. The retirement savings plan is intended to constitute a tax-qualified plan under Section 401 of the Internal Revenue Code. The retirement savings plan provides that each participant may contribute up to 60% of his or her pre-tax compensation, up to a statutory limit, which is $13,000 in calendar year 2004, and $16,000 for participants who are at least age 50 prior to the end of 2004. The plan also permits us to make discretionary matching and profit sharing contributions, subject to established limits and a vesting schedule. Under the plan, each employee is fully vested in his or her deferred salary contributions and any earnings thereon, but employer matching contributions and employer profit sharing contributions and any earnings thereon vest upon the completion of four years of service. Employee contributions are held and invested by the plan’s trustee in accordance with participant investment directions.

RELATED PARTY TRANSACTIONS

Acquisition of Bio-Rad SMD

          We acquired Bio-Rad SMD in July 2000. As a result of this transaction, Bio-Rad became one of our principal stockholders. We also issued Bio-Rad a note for $8.0 million bearing interest at a rate of 13.5% per annum, which we intend to repay with a portion of the net proceeds of this offering. We also entered into a number of other agreements with Bio-Rad in connection with the acquisition, including agreements with respect to supply of products, transition services, employee services, distribution and facility leases. David Schwartz, one of our directors, is the Chairman of Bio-Rad.

          We have entered into leases with Bio-Rad for facilities in Hemel Hempstead and York, United Kingdom. The rent for the York, United Kingdom facility is approximately $19,580 per month, based on a conversion rate of 1.78 dollars per pound on December 31, 2003. We also lease a facility in Hemel Hempstead from a Bio-Rad affiliate for approximately $11,422 per month, based on a conversion rate of 1.78 dollars per pound on December 31, 2003.

          Under a Securityholders Agreement entered into in connection with the acquisition of Bio-Rad SMD, Bruce C. Rhine, our President, Chief Executive Officer and Chairman, and Peter Joost, one of our directors, and certain of their affiliates have an irrevocable option to purchase, exercisable at any time, in whole or in part, prior to July 31, 2005, their pro-rata share of an aggregate of 3,659,000 shares of our common stock held by Bio-Rad for an aggregate purchase price of $5.0 million in cash.

Sale of Securities

          In connection with our acquisition of Bio-Rad SMD, we issued 21,951,000 shares of common stock to Bio-Rad, which then became one of our principal stockholders. In addition, we issued 2,844,000 shares of our common stock and 272 shares of our Series A preferred stock to FSC Corp., a wholly owned subsidiary of FleetBoston Financial Corporation.

          In 2000, we issued an aggregate of 42,749,000 shares of common stock and 4,082 shares of Series A preferred stock to Bruce C. Rhine, our President, Chief Executive Officer and Chairman and the Rhine 2000 Children’s Trust. We also issued an aggregate of 42,812,000 shares of common stock and 4,089 shares of Series A preferred stock to Peter Joost, one of our directors, and to JFI II, L.P. Mr. Joost subsequently transferred the shares held in his name to Peter M. and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002. Mr. Rhine and the Rhine 2000 Children’s Trust paid an aggregate total of $4.5 million for their shares and Mr. Joost and JFI II, L.P. paid an aggregate total of $4.5 million for their shares.

          In September 2000, we issued 1,232,000 shares of common stock and 118 shares of Series A preferred stock to Gregory Kaiser, currently our Senior Vice President, Marketing and Business Development, for $130,000; and 948,000 shares of common stock and 91 shares of Series A preferred stock to Bruce Crawford, our Senior Vice President, Global Operations, for $100,000. We also issued 126,000 shares of common stock and 12 shares of Series A preferred stock to Jeffrey Rosen, one of our directors, for $13,333; and 9,000 shares of common stock and 1 share of Series A preferred stock to Joseph Dox, one of our directors, for $1,000.

          We have granted demand and piggyback registration rights to these and other purchasers of our common stock and Series A preferred stock. See “Description of Capital Stock — Registration Rights.”

          We issued 7,787,864 shares of our convertible preferred stock to a number of investors in November 2000. Robertson Stephens served as placement agent for that offering, and an affiliate of Robertson Stephens, RS Coinvestment Fund, L.L.C., purchased approximately 3,573,170 shares of convertible preferred stock in the offering. The convertible preferred stockholders have been granted piggyback registration rights. See “Description of Capital Stock — Registration Rights.”

Other Related Party Transactions

          Loans to Executive Officers. We do not have any loans outstanding to any of our directors or executive officers.

          Stock Options Granted to Directors and Executive Officers. For more information regarding the grant of stock options to directors and executive officers, please see “Management — Director Compensation” and “Employee Benefit Plans.”

          Indemnification and Insurance. Our bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. We currently maintain and intend to continue to maintain directors and officers liability insurance. In addition, our certificate of incorporation limits the personal liability of our board members for breaches by the directors of their fiduciary duties. See “Management — Limitation of Liability and Indemnification of Officers and Directors.”

          Lease Agreement. AOTI Operating Company, Inc., our wholly owned subsidiary through which we conduct operations, has leased office space from CEAD Partners, LLC, which is controlled and managed by Bruce C. Rhine, our President, Chairman and Chief Executive Officer. This lease is for 2,800 square feet of space in the city of Bend, Oregon. The office space is located in a building owned by CEAD Partners, LLC. The term is from October 1, 2003 to September 30, 2004, and the monthly rent is approximately $3,800. We believe that the rent we pay approximates market prices for similar property in Bend, Oregon.

          Subsidiary Ownership. Gregory Kaiser, Senior Vice President, Marketing and Business Development, owns 5% of Accent Optical Technologies (Switzerland) GmbH, one of our subsidiaries.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of           2004, as adjusted to reflect the sale of            shares of our common stock offered under this prospectus, for:

•	each person or group of affiliated persons who is known by us to own beneficially 5% or more of our common stock,

•	each of our directors,

•	each of our named executive officers,

•	all of our directors and executive officers as a group and

•	each selling stockholder.

          Except as indicated in the footnotes to the table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage beneficial ownership are determined in accordance with the rules of the Securities and Exchange Commission. The table includes the number of shares underlying options which are exercisable within 60 days from           , 2004. The address for those individuals for which an address is not otherwise indicated is: Accent Optical Technologies, Inc., 131 NW Hawthorne Avenue, Suite 207, Bend, Oregon 97701.

          The percentage of beneficial ownership after the offering is based on            shares outstanding as of           2004 and            shares sold by us in this offering. For the purpose of the table, we assume no exercise by the underwriters of their overallotment options.

	Shares Beneficially			Shares Beneficially
	Owned Prior to Offering			Owned After Offering
Shares Being
Beneficial Owner	Number	Percent	Offered	Number	Percent

Five percent stockholders:
JFI II, L.P.(1)		%			%
555 California St., Suite 5180 San Francisco, CA 94104
Bio-Rad Laboratories, Inc.(2)
Alfred Nobel Drive Hercules, CA 94547
Rhine 2000 Children’s Trust(3)
298 Mt. Top Road Howard, PA 16841
FleetBoston Financial Corporation(4)
100 Federal Street Boston, MA 02110

Directors and executive officers:
Bruce C. Rhine(5)
Peter M. Joost(6)
David Schwartz(7)
Gregory A. Kaiser(8)
Bruce Crawford(9)
Rajeev Mundhe(10)
Jeffrey J. Rosen(11)
Joseph F. Dox(12)
Reid Langrill(13)

	Shares Beneficially			Shares Beneficially
	Owned Prior to Offering			Owned After Offering
Shares Being
Beneficial Owner	Number	Percent	Offered	Number	Percent

Robert J. Therrien(14)
William Landreth(15)
All directors and executive officers as a group (11 persons)(16)

Other selling stockholders:

*	Less than 1%.

(1)	The general partner of JFI II, L.P. is Joost Enterprises Corporation. Joost Enterprises Corporation is wholly owned by Peter M. and Lindsay M. Joost, Trustees U/ T/ A dated April 11, 2002, of which Peter Joost, who serves on our board of directors is a Trustee. Mr. Joost is also the President of Joost Enterprises Corporation. If JFI II exercises its option to purchase its pro-rata share of 3,659,000 shares of our common stock from Bio-Rad, it will own an additional shares of common stock for a total of shares of common stock, or % before this offering and % after this offering.

(2)	Bio-Rad will own 18,292,000 shares of common stock, or % before this offering and % after this offering if Bruce Rhine, Peter M. and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002, JFI II, L.P. and the Rhine 2000 Children’s Trust exercise their options to purchase an aggregate of 3,659,000 shares of our common stock from Bio-Rad. David Schwartz, the Chairman of Bio-Rad, serves on our board of directors.

(3)	The beneficiaries of the Rhine 2000 Children’s Trust are the minor children of Bruce Rhine, our President, Chief Executive Officer and Chairman. David Johnson is the Trustee and has sole voting and investment power over the stock held by the trust. If the trust exercises its option to purchase its pro-rata share of 3,659,000 shares of our common stock from Bio-Rad, it will own an additional shares of common stock for a total of shares of common stock, or % before this offering and % after this offering.

(4)	Includes shares of common stock held by FSC Corp., a wholly owned subsidiary of FleetBoston Financial Corporation, and shares of common stock held by RS Coinvestment Fund., L.L.C. The manager of RS Coinvestment Fund, L.L.C. is Robertson Stephens Inc., a wholly owned subsidiary of FleetBoston Financial Corporation. FleetBoston Financial Corporation, acting through its officers and board of directors and the officers and board of directors of its wholly owned subsidiaries, has investment and dispositive control of these shares.

(5)	Includes shares of common stock held by the Rhine 2000 Children’s Trust, and shares of common stock that are not transferable and are subject to a repurchase right in favor of the Company, which restrictions will not lapse within 60 days. Mr. Rhine disclaims beneficial ownership with respect to the shares held by the Rhine 2000 Children’s Trust. If he exercises his option to purchase his pro-rata share of 3,659,000 shares of our common stock from Bio-Rad, he will own an additional shares of common stock for a total of shares of common stock, or % before this offering and % after this offering.

(6)	Includes shares of common stock held by JFI II, L.P. and shares of common stock held by Peter M. and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002, with respect to which Mr. Joost has shared voting and dispositive powers. Mr. Joost is the President of Joost Enterprises Corporation, which is the general partner of JFI II, L.P. If Peter M. and Lindsay M. Joost, Trustees U/T/A dated April 11, 2002 and JFI II, L.P. exercise their options to purchase their pro-rata share of 3,659,000 shares of our common stock from Bio-Rad, Mr. Joost will be deemed to be the beneficial owner of an additional shares of common stock for a total of shares of common stock, or % before this offering and % after this offering.

(7)	Includes shares of common stock held by Bio-Rad Laboratories, Inc. with respect to which Mr. Schwartz disclaims beneficial ownership.

(8)	Includes shares of common stock that are not transferable and are subject to a repurchase right in favor of the Company, which restrictions will not lapse within 60 days; and 220,000 shares of common stock held in trust by the Kaiser Family Trust dated June 20, 2000 with respect to which Mr. Kaiser disclaims beneficial ownership.

(9)	Includes shares of common stock issuable upon the exercise of options exercisable within 60 days, and shares of common stock that are not transferable and are subject to a repurchase right in favor of the Company, which restrictions will not lapse within 60 days.

(10)	Includes shares of common stock issuable upon the exercise of options exercisable within 60 days, and shares of common stock that are not transferable and are subject to a repurchase right in favor of the Company, which restrictions will not lapse within 60 days.

(11)	Includes shares of common stock issuable upon the exercise of options exercisable within 60 days.

(12)	Includes shares of common stock that are not transferable and are subject to a repurchase right in favor of the Company, which restrictions will not lapse within 60 days; and shares of common stock held in trust for Mr. Dox’s minor children with respect to which he disclaims beneficial ownership.

(13)	Includes shares of common stock issuable upon the exercise of options exercisable within 60 days, and shares of common stock that are not transferable and are subject to a repurchase right in favor of the Company, which restrictions will not lapse within 60 days.

(14)	Includes shares of common stock issuable upon the exercise of options exercisable within 60 days.

(15)	Includes shares of common stock issuable upon the exercise of options exercisable within 60 days.

(16)	Includes shares of common stock issuable upon the exercise of options exercisable within 60 days; shares of common stock that are not transferable and are subject to a repurchase right in favor of the Company, which restrictions will not lapse within 60 days; shares of common stock held by the Rhine 2000 Children’s Trust with respect to which Mr. Rhine disclaims beneficial ownership; shares of common stock held by Bio-Rad Laboratories, Inc. with respect to which Mr. Schwartz disclaims beneficial ownership; shares held by the Kaiser Family Trust with respect to which Mr. Kaiser disclaims beneficial ownership; and shares held in trust for Mr. Dox’s minor children with respect to which he disclaims beneficial ownership.

DESCRIPTION OF CAPITAL STOCK

          Upon completion of this offering, our authorized capital stock will consist of            shares of common stock, par value $0.00001 per share, and            shares of preferred stock, par value $0.01 per share. Set forth below is a description of the common stock and the preferred stock that may be issued under our amended and restated certificate of incorporation.

Common Stock

          As of           , 2004, there were            shares of common stock outstanding held of record by           stockholders. Options to purchase shares of common stock were also outstanding. There will be shares of common stock outstanding upon the closing of this offering (assuming no exercise of the underwriters’ overallotment options or the exercise of outstanding options) after giving effect to the issuance of            shares of common stock offered by us under this prospectus.

          Each share of common stock has identical rights and privileges. The holders of our common stock are entitled to vote upon all matters submitted to a vote of our stockholders and are entitled to one vote for each share of common stock held.

          Subject to the prior rights and preferences, if any, applicable to shares of preferred stock or any series of preferred stock, the holders of common stock are entitled to receive such dividends, payable in cash, stock or otherwise, as may be declared by our board out of any funds legally available for the payment of dividends. See “Dividend Policy.”

          If we voluntarily or involuntarily liquidate, dissolve or wind-up, the holders of common stock will be entitled to receive, after distribution in full of preferential amounts, if any, to be distributed to the holders of preferred stock, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of common stock have no preferences or any preemptive conversion or exchange rights.

Preferred Stock

          As of           , 2004, there were 9,445 shares of Series A preferred stock and 7,787,804 shares of convertible preferred stock outstanding. All outstanding shares of preferred stock together with accrued and unpaid dividends thereon will be converted into shares of our common stock upon the closing of this offering and these shares of preferred stock will no longer be authorized, issued or outstanding.

          Our board is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as provided in a resolution or resolutions adopted by the board. The board may authorize the issuance of shares of preferred stock with terms and conditions which could discourage a takeover or other transaction that holders of some or a majority of shares of common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their shares over the then market price.

Registration Rights

          Pursuant to the Securityholders Agreement among us and certain of our security holders, at any time following six months from the effective date of this offering, those security holders will be entitled to demand registration under the Securities Act of 1933 and to piggyback registration of their shares of common stock, including common stock received from the conversion of their Series A preferred stock upon the closing of this offering. The holders of our convertible preferred stock, which will convert into common stock upon the closing of this offering, are also entitled to piggyback registration rights at any time following six months from the effective date of this offering pursuant to the Investor Rights Agreement among us and those convertible preferred stockholders. If we propose to register any shares of common stock either for our account or for the account of other security holders, our security holders having piggyback registration rights are entitled to receive notice of such registration and are entitled to include their shares in that registration. Further, holders of common stock received upon conversion of our convertible preferred stock may require us to file registration statements on Form S-3 when we are eligible to use that form. These registration rights are subject to conditions and limitations, among which is the right of the underwriters of an offering to limit the number of shares of common stock held by security holders with registration rights to be included in such registration. We are generally required to bear the expenses of all of these demand or piggyback registrations, except underwriting discounts and selling commissions.

          Registration of any of the shares of our common stock held by security holders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act of 1933 immediately upon effectiveness of such registration.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Statute

          Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to exceptions, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

          For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an “interested stockholder,” did own, 15% or more of the corporation’s voting stock.

Certificate of Incorporation and Bylaws

          In addition to the Delaware Anti-Takeover Statute, some provisions of our certificate of incorporation and bylaws may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions:

     Classified Board of Directors; Removal of Directors

          Our board of directors is divided into three classes of directors, as nearly equal in size as is practicable, serving staggered three-year terms. As a result, approximately one-third of our board of directors are elected each year. In addition, only our board of directors is authorized to fill vacant directorships or increase the size of our board. Directors may only be removed for cause by holders of two-thirds of the shares entitled to vote at an election of directors.

     Stockholder Action; Special Meeting of Stockholders

          Our certificate of incorporation does not permit our stockholders to act by written consent. Our bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors.

     Advanced Notice Requirements for Stockholders Proposals and Directors Nominations

          Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide us with timely written notice of their proposal. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days before the date in the current year that corresponds to the date we released the notice of annual meeting to stockholders in connection with the previous year’s annual meeting. If, however, no meeting was held in the prior year or the date of the annual meeting has been changed by more than 30 days from the date contemplated in the notice of annual meeting, notice by the stockholder in order to be timely must be received no later than the close of business on the tenth day following the day on which the date of the annual meeting is publicly announced. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

     Authorized But Unissued Shares

          Our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction.

     Stockholder Supermajority Vote Provisions

          The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation includes supermajority vote provisions that require the affirmative vote of the holders of at least two-thirds of the combined voting power of all then-outstanding shares of our voting capital stock in order to amend our bylaws or to amend the provisions of our certificate of incorporation relating to the classified board of directors and the inability of the stockholders to act by written consent.

     Amendment of Bylaws

          Our directors will be expressly authorized to amend our bylaws.

     Indemnification

          Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. We currently maintain and intend to continue to maintain directors and officers liability insurance. In addition, our certificate of incorporation limits the personal liability of our board members for breaches by the directors of their fiduciary duties to the fullest extent permitted under Delaware law.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is                               .

Nasdaq National Market Listing

          We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “AXNT.”

SHARES ELIGIBLE FOR FUTURE SALE

          Before this offering, there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. While substantially all currently outstanding shares are subject to contractual and legal restrictions on resale for 180 days after the date of this prospectus, as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

          Upon the closing of this offering, we will have outstanding an aggregate of            shares of our common stock, based upon the number of shares outstanding at           , 2004 and assuming conversion of all of our outstanding preferred stock plus accrued and unpaid dividends thereon, no exercise of the underwriters’ overallotment options, no exercise of outstanding options and no grant of additional options. All shares sold in this offering will be freely tradable without restriction or the requirement of further registration under the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares are “restricted shares,” as that term is defined in Rule 144 under the Securities Act, and will be eligible for sale in the public market as follows:

          Lock-up Agreements. All of our directors, officers, option holders and holders of all but            shares of our common stock outstanding or issuable upon exercise of outstanding options are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. Merrill Lynch & Co. may, in its sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to the lock-up agreements.

          Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Based upon the number of shares outstanding at           , 2004, an aggregate of approximately           million shares of our common stock will be eligible to be sold pursuant to Rule 144, subject to the volume restrictions described in the previous sentence, beginning 90 days after the date of this prospectus. However, all but           million of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

          Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Based upon the number of shares outstanding at           , 2004, an aggregate of approximately            million shares of our common stock will be eligible to be sold pursuant to Rule 144(k) after the date of the prospectus. However, all but           million of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

          Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with our 2000 stock incentive plan or other written compensatory agreement is eligible to resell such shares 90 days after the date of the prospectus in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144. Based upon the number of shares outstanding as of           , 2004, an aggregate of approximately            million shares of our common stock which are outstanding as of           , 2004, and approximately           million shares of our common stock that may be acquired upon exercise of options outstanding as of           , 2004, will be eligible to be sold pursuant to Rule 701 beginning 90 days after the date of the prospectus, subject to the vesting provisions that may be contained in individual option agreements. However, all of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

          Registration Rights. After this offering, holders of approximately            million shares of our common stock are entitled to have their shares registered by us under the Securities Act. See “Description of Capital Stock — Registration Rights.” After any registration of these shares, such shares will be freely tradable, without restriction under the Securities Act.

          Stock Plans. As of           , 2004, options to purchase            shares of our common stock were outstanding under our 2000 stock incentive plan. After this offering, we intend to file a registration statement on Form S-8 under the Securities Act of 1933 covering shares of common stock reserved for issuance under our 2000 stock incentive plan, our 2004 stock incentive plan and our 2004 employee stock purchase plan. At that point, subject to the satisfaction of applicable exercisability periods, Rule 144 volume limitations applicable to affiliates and the lock-up agreements with the underwriters referred to above, shares of common stock to be issued upon exercise of outstanding options granted pursuant to our stock incentive plan and shares of common stock issued pursuant to our employee stock purchase plan will be available for immediate resale in the public market.

MATERIAL UNITED STATES FEDERAL TAX

CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

          The following is a general discussion of certain material U.S. federal income and estate tax considerations of the ownership and disposition of our common stock by a beneficial owner thereof that is a “Non-U.S. Holder.” A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the U.S. for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be “Non-U.S. Holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

          This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders should consult their own tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.

Dividends

          Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under an income tax treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of an income tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. To the extent such distributions exceed our current and accumulated earnings and profits for U.S. tax purposes, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock.

          There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, is provided to us. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific income tax treaty exemption applies. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

          A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless: (i) the gain is effectively connected with a trade or business of such holder in the United States and, if an income tax treaty applies, to a permanent establishment of the Non-U.S. Holder in the U.S. under the terms of the treaty (ii) in the case of Non-U.S. Holders who are nonresident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates; or (iv) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as: (a) the Non-U.S. Holder owned directly or indirectly, no more than five percent of our common stock at all times within the shorter of (x) the five year period preceding the disposition or (y) the holder’s holding period; and (b) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as being regularly traded on an established securities market.

          If you are a Non-U.S. Holder described in (i) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (i) above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (ii) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information Reporting Requirements and Backup Withholding

          Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient’s country of residence.

          Payments of dividends or of proceeds on the disposition of our common stock made to you may be subject to information reporting and backup withholding (currently at a rate of 28%) unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Nevertheless, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

          Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal Estate Tax

          The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. This U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

          THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

          Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Piper Jaffray & Co., Needham & Company, Inc., and Adams, Harkness & Hill, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Piper Jaffray & Co.
Needham & Company, Inc.
Adams, Harkness & Hill, Inc.

Total

          Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

          We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

          The representatives have advised us that they propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $           per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $           per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders . The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Accent Optical Technologies	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

          The total expenses of the offering, not including the underwriting discount, are estimated at $          and are payable by us.

Overallotment Options

          We and the selling stockholders have granted options to the underwriters to purchase up to           additional shares at the public offering price, less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

          At our request, the underwriters have reserved for sale, at the initial public offering price, up to            shares for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

          We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock, or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

          This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq National Market

          We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “AXNT.”

          Before this offering, there has been no public market for our common stock. The public offering price will be determined through negotiations among us, the selling stockholders and the representatives.

          In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our past and present operations, and the prospects for, and timing of, our future revenues,

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

          An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price. The underwriters do not expect to sell more than five percent of the shares being offered in this offering to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

          Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

          The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment options. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

          Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

          Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus.

LEGAL MATTERS

          Perkins Coie LLP, Portland, Oregon, will pass upon the validity of the issuance of the shares of common stock offered hereby. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

          The financial statements as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement. We have omitted parts of the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and the shares of common stock to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. You should refer to the copy of each contract, agreement or other document we have filed as an exhibit to the registration statement for complete information.

          You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC toll free at 1-800-732-0330 for further information about the public reference room. Our SEC filings, including the registration statement, are also available to you on the SEC’s web site (www.sec.gov).

          As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act, and, in accordance with those requirements, will file periodic reports, proxy statements and other information with the SEC.

          Our web site address is www.accentopto.com. Information contained on our web site and on web sites linked to it do not constitute and shall not be deemed to constitute part of this prospectus and shall not be deemed to be incorporated by reference into the registration statement of which this prospectus is a part.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Accent Optical Technologies, Inc. and Subsidiaries

          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity, of comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Accent Optical Technologies, Inc. and its Subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon

March 19, 2004

ACCENT OPTICAL TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

			Pro Forma
			Stockholders’
			Equity
	As of December 31,		December 31,

	2002	2003	2003

			(unaudited)

	(in thousands, except share data)
ASSETS
Current assets
Cash and cash equivalents	$11,239	$4,497
Short-term investments	—	1,011
Accounts receivable, net of allowance for doubtful accounts of $1,142 and $742, respectively	7,325	8,519
Income tax receivable	1,255	3,602
Inventories	10,309	9,401
Prepaid expenses and other current assets	1,324	1,380
Deferred tax asset	1,242	—

Total current assets	32,694	28,410
Property and equipment, net	2,719	1,745
Goodwill, net	2,213	2,327
Acquired intangibles, net	2,034	1,134
Deferred tax asset	1,167	—
Other assets	10	13

Total assets	$40,837	$33,629

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of notes payable and capital lease obligations	$1,312	$2,062
Accounts payable	2,113	2,609
Accrued liabilities	8,301	6,905
Deferred revenues	942	193

Total current liabilities	12,668	11,769
Notes payable and capital lease obligations, net of current portion	3,750	2,500
Subordinated note payable to Bio-Rad and related accrued interest	10,986	11,772
Other liabilities	196	114

Total liabilities	27,600	26,155

Commitments and contingencies (Note 9)
Stockholders’ equity
Series A preferred stock, $0.01 par value; 9,550 shares authorized; 9,517 and 9,445 shares issued and outstanding as of December 31, 2002 and 2003, respectively; liquidation preference of $13,059 and $14,732 as of December 31, 2002 and 2003, respectively; none outstanding on a pro forma basis at December 31, 2003 (unaudited)	—	—	—
Convertible preferred stock, $0.01 par value, 9,756,098 shares authorized; 7,787,804 shares issued and outstanding as of December 31, 2002 and 2003; liquidation preference of $18,701 and $19,979 as of December 31, 2002 and 2003, respectively; none outstanding on a pro forma basis at December 31, 2003 (unaudited)	78	78	—
Common stock, $0.00001 par value; 150,000,000 shares authorized; 127,126,851 and 128,941,114 shares issued and outstanding as of December 31, 2002 and 2003, respectively; 300,000,000 shares authorized and 152,743,985 shares issued and outstanding on a pro forma basis at December 31, 2003 (unaudited)	1	1	2
Additional paid-in capital	26,532	27,076	27,153
Accumulated other comprehensive income	570	1,391	1,391
Deferred compensation	(647)	(743)	(743)
Accumulated deficit	(13,297)	(20,329)	(20,329)

Stockholders’ equity	13,237	7,474	$7,474

Total liabilities and stockholders’ equity	$40,837	$33,629

The accompanying notes are an integral part of the consolidated financial statements.

ACCENT OPTICAL TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,

	2001	2002	2003

	(in thousands, except per share data)
Revenues
Products	$63,409	$30,402	$28,078
Services	6,583	7,774	9,477

Total revenues	69,992	38,176	37,555

Cost of revenues
Products (including stock compensation of $12, $13 and $14)	26,696	16,219	14,103
Services (including stock compensation of $26, $26 and $27)	4,599	4,057	4,698

Total cost of revenues	31,295	20,276	18,801

Gross profit	38,697	17,900	18,754
Operating expenses
Research and development(1)	7,460	6,166	6,979
Selling, general and administrative(1)	23,417	15,324	15,401
Restructuring costs	145	274	126
Amortization of acquired intangibles and goodwill	3,050	1,676	555
Amortization of deferred stock compensation(1)	297	306	327
Impairment of acquired intangibles	3,951	2,500	156

Total operating expenses	38,320	26,246	23,544

Income (loss) from operations	377	(8,346)	(4,790)

Other expenses
Interest expense, net	1,347	1,414	1,676
Other expense, net	738	423	732

Total other expenses, net	2,085	1,837	2,408

Loss before income taxes	(1,708)	(10,183)	(7,198)
(Provision) benefit for income taxes	(2,696)	894	166

Net loss	(4,404)	(9,289)	(7,032)
Cumulative dividends on preferred stock	(2,684)	(2,880)	(3,022)

Net loss attributable to common stockholders	$(7,088)	$(12,169)	$(10,054)

Basic and diluted net loss per share	$(0.06)	$(0.10)	$(0.08)

Weighted average shares used in basic and diluted per share calculation	116,774	120,289	126,219

Pro forma basic and diluted net loss per share (unaudited)			$(0.05)

Weighted average shares used in pro forma basic and diluted share calculation (unaudited)			150,022

(1) Deferred stock compensation is reported on amortization of deferred stock compensation expense line. The allocation of that expense is represented below:
Research & development	$49	$51	$56
Selling, general & administrative	248	255	271

Total	$297	$306	$327

The accompanying notes are an integral part of the consolidated financial statements.

ACCENT OPTICAL TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

								Accumulated
	Series A		Convertible					Other		Retained
	Preferred Stock		Preferred Stock		Common Stock		Additional	Comprehensive		Earnings	Total
							Paid-In	(Loss)	Deferred	(Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income	Compensation	Deficit)	Equity

	(in thousands, except share data)
Balances at December 31, 2000	9,550	$—	7,787,804	$78	121,951,000	$1	$26,046	$59	$(894)	$396	$25,686
Repurchase of Series A preferred stock and common stock	(33)	—	—	—	(344,000)	—	(36)	—	—	—	(36)
Exercise of employee stock options	—	—	—	—	1,412,332	—	64	—	—	—	64
Deferred stock compensation	—	—	—	—	—	—	433	—	(433)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	335	—	335
Foreign currency translation adjustment	—	—	—	—	—	—	—	(291)	—	—	(291)
Net loss	—	—	—	—	—	—	—	—	—	(4,404)	(4,404)

Balances at December 31, 2001	9,517	—	7,787,804	78	123,019,332	1	26,507	(232)	(992)	(4,008)	21,354
Exercise of employee stock options	—	—	—	—	4,107,519	—	25	—	—	—	25
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	345	—	345
Foreign currency translation adjustment	—	—	—	—	—	—	—	802	—	—	802
Net loss	—	—	—	—	—	—	—	—	—	(9,289)	(9,289)

Balances at December 31, 2002	9,517	—	7,787,804	78	127,126,851	1	26,532	570	(647)	(13,297)	13,237
Exercise of employee stock options	—	—	—	—	2,571,884	—	80	—	—	—	80
Repurchase of Series A preferred stock and common stock	(72)	—	—	—	(757,621)	—	(80)	—	—	—	(80)
Vesting of early exercise of stock options	—	—	—	—	—	—	80	—	—	—	80
Deferred stock compensation	—	—	—	—	—	—	464	—	(464)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	368	—	368
Foreign currency translation adjustment	—	—	—	—	—	—	—	821	—	—	821
Net loss	—	—	—	—	—	—	—	—	—	(7,032)	(7,032)

Balances at December 31, 2003	9,445	$—	7,787,804	$78	128,941,114	$1	$27,076	$1,391	$(743)	$(20,329)	$7,474

The accompanying notes are an integral part of the consolidated financial statements.

ACCENT OPTICAL TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Years Ended December 31,

	2001	2002	2003

	(in thousands of dollars)
Net loss	$(4,404)	$(9,289)	$(7,032)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(291)	802	821

Comprehensive loss	$(4,695)	$(8,487)	$(6,211)

The accompanying notes are an integral part of the consolidated financial statements.

ACCENT OPTICAL TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,

	2001	2002	2003

	(in thousands of dollars)
Cash flows from operating activities
Net loss	$(4,404)	$(9,289)	$(7,032)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,363	3,560	2,126
Impairment of acquired intangibles	3,951	2,500	156
Amortization of deferred stock compensation	335	345	368
Accumulated interest on Bio-Rad note	1,181	1,345	1,598
Deferred tax asset	(2,400)	2,367	2,409
Changes in assets and liabilities, net of acquired business:
Accounts receivable	11,223	2,896	(1,194)
Income taxes receivable	—	(1,255)	(2,347)
Inventories	(979)	1,711	908
Prepaid expenses and other current assets	(669)	746	(56)
Accounts payable	(918)	(1,473)	496
Accrued liabilities	368	(2,740)	(1,396)
Income taxes payable	(1,820)	(1,112)	—
Deferred revenues	1,813	(1,836)	(749)

Net cash provided by (used in) operating activities	12,044	(2,235)	(4,713)

Cash flows from investing activities
Cash used to acquire certain intangible assets	(665)	(15)	—
Transaction costs paid to acquire a business	(146)	(86)	(114)
Cash used to acquire short-term investments	—	—	(1,011)
Purchase of property and equipment	(2,999)	(1,227)	(408)
Receivable from related party	2,731	878	—
Payable to related party	(933)	(1,094)	—

Net cash used in investing activities	(2,012)	(1,544)	(1,533)

Cash flows from financing activities
Exercise of stock options	64	25	80
Exercise of unvested stock options	—	196	—
Proceeds from note payable	—	5,000	—
Payments on capital lease obligations	(120)	(146)	(62)
Loan origination fee	—	(70)	(5)
Repayment of note payable	(4,728)	(8,062)	(1,250)
Repurchase of Series A preferred stock and common stock	(36)	—	(80)

Net cash used in financing activities	(4,820)	(3,057)	(1,317)

Effect of foreign currency exchange rates on cash	(291)	802	821

Net increase (decrease) in cash and cash equivalents	4,921	(6,034)	(6,742)
Cash and cash equivalents at beginning of year	12,352	17,273	11,239

Cash and cash equivalents at end of year	$17,273	$11,239	$4,497

Supplemental disclosure of non-cash investing and financing activities
Vested portion of early exercise of stock options	$—	$—	$80
Capital lease obligations incurred for property and equipment additions	328	—	—
Supplemental disclosure of cash flow information
Cash paid for interest	621	289	183
Cash paid for taxes	6,982	868	401

The accompanying notes are an integral part of the consolidated financial statements.

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Organization and Nature of Operations

          Accent Optical Technologies, Inc. (the “Company”) was incorporated in Delaware on April 6, 2000. On July 31, 2000, the Company and its wholly owned subsidiaries acquired certain assets and liabilities of Bio-Rad SMD (Note 3).

          Prior to the acquisition of Bio-Rad SMD (the “Acquisition”), the Company was a holding company that was formed to investigate and pursue the Acquisition. Since the Acquisition, all of the operations of the Company have been conducted through its wholly owned subsidiaries. The Company designs, manufactures and services a broad suite of process control and metrology systems used by manufacturers of semiconductor wafers and compound and silicon semiconductor devices for the advanced computing, communications and consumer electronics markets. The Company’s primary manufacturing facilities are located in the United Kingdom.

Risks and Uncertainties

          The Company is subject to certain risks and uncertainties including, among others: fluctuation of operating results; cyclical nature of the industries in which it operates; new product introductions and rapid technological change; market acceptance of its products; competition from companies with greater resources; dependence on key personnel; customer concentrations; variations in the length of the sales cycles; dependence on key suppliers; limited protection of intellectual property rights; reliance on a limited number of manufacturing locations; international operations and currency fluctuations; control by existing stockholders and the need for future financing to fund the repayment of long-term debt and expansion of the business.

Liquidity and Financing Requirements

          The Company has experienced net losses of $4.4 million, $9.3 million and $7.0 million for the years ended December 31, 2001, 2002 and 2003, respectively, and experienced cash flows from operating activities of $12.0 million for the year ended December 31, 2001 and negative cash flows from operating activities of $2.2 million and $4.7 million for the years ended December 31, 2002 and 2003, respectively. Despite the net losses and the negative cash flows from operating activities, the Company has been able to fulfill its working capital and capital expenditure needs due, in part, to available cash resources and maintaining adequate debt financing arrangements. Based on its operating plan, management estimates that cash at December 31, 2003 and cash flows generated from operating activities will be sufficient to fund operations at the current and projected levels for the next twelve months. There can be no assurance that management’s plan will be achieved. In that event, or for other reasons, management may take actions to reduce costs, or seek alternative financing arrangements and pursue additional placement of Company stock. There can be no assurance that such sources of financing and capital will be available if required or, if available, will be on terms satisfactory to the Company.

2.	Summary of Significant Accounting Policies

Unaudited pro forma stockholders’ equity

          Upon consummation of this offering, all of the outstanding preferred stock and accrued dividends thereon will automatically convert into a number of shares of common stock based on the initial public offering price of the common stock. As of December 31, 2003, and based on the estimated fair market value of our common stock on that date, all of the outstanding preferred stock and accrued dividends thereon would have converted into approximately 23,803,000 shares of common stock. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the preferred stock outstanding at December 31, 2003, is set forth on the consolidated balance sheet.

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Principles of Consolidation

          The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and branches in the United States, France, Germany, Israel, South Korea, Singapore, Taiwan, China, Switzerland, Japan, Canada and the United Kingdom. All intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation

          Where the functional currency is the local currency, the Company translates the balance sheet of its foreign subsidiaries using the year end exchange rates and the statement of operations using the average exchange rates for the period. The cumulative effects of these translation adjustments are reported in accumulated other comprehensive income (loss) in stockholders’ equity. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and re-measurement adjustments for foreign operations where the U.S. dollar is the functional currency are included in other expense in the accompanying consolidated statements of operations.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Significant estimates made in preparing the consolidated financial statements include depreciation and amortization periods of long-lived and intangible assets, allowance for doubtful accounts, provisions to reduce inventories to their estimated net realizable values, warranty accruals, impairments of goodwill and other long-lived assets, incurred but not reported (“IBNR”) health claims and the realizability of deferred tax assets.

Concentration of Credit Risk

          Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company maintains its cash and cash equivalents in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses on these accounts. Short-term investments include notes issued by large, well-established U.S. corporations. The risk related to accounts receivable is mitigated by sales to well-established companies, ongoing credit evaluation of its customers, and frequent contact with its customers, especially its most significant customers, thus enabling the Company to monitor current changes in business operations and to respond accordingly. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends related to past losses and other relevant information.

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          As of December 31, 2002, approximately 69.5% of accounts receivable were attributable to ten customers, with two customers accounting for approximately 17.5% and 10.3% respectively, of outstanding receivables. As of December 31, 2003, ten customers accounted for 63.8% of accounts receivable with two customers accounting for approximately 13.1% and 9.2% respectively. As of December 31, 2002 and 2003, percentages of accounts receivable balances in each of the geographical regions are as follows:

	2002	2003

Japan	23.0%	44.8%
United States	37.2	13.3
Europe	8.9	12.6
Rest of World	30.9	29.3

Total	100.0%	100.0%

Fair Value of Financial Instruments

          The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximates fair value due to their short maturities. The carrying amount of the Company’s debt as of December 31, 2003 approximates fair value as the components of the debt are either short-term in nature, or bear interest at rates that approximate the prevailing market rates.

Cash and Cash Equivalents

          The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash and cash equivalents.

Short-Term Investments

          Short-term investments are classified as held-to-maturity based on management’s intent and ability to hold a security to maturity. Short-term investments consist primarily of short-term notes. Management determines the appropriate classification of securities at the time of purchase. The cost of all investments sold along with the related gains and losses are determined on the specific identification method. Held-to-maturity securities are carried at amortized cost, which approximates fair value.

          Held-to-maturity investments are asset-backed securities with an original cost of $1.0 million. The cost of held-to-maturity securities is adjusted for amortization of premiums and thus represents amortized cost. The unrealized loss on the investments as of December 31, 2003 was $33,000. All held-to-maturity securities mature within the ensuing fiscal year.

Inventories

          Inventories are stated at the lower of cost (first-in, first-out method) or market. Finished goods and work-in-process include cost of materials, labor and manufacturing overhead costs. Reserves, when required, are recorded to reduce excess and obsolete inventories to their estimated net realizable values. Inventory reserves of $9.3 million and $10.6 million were recorded at December 31, 2002 and 2003, respectively.

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment

          Property and equipment are stated at cost. Property and equipment acquired from Bio-Rad are stated at their estimated fair values based upon the allocated purchase price at the acquisition date. The Company depreciates property and equipment over their estimated useful lives of two to seven years using the straight-line method. Leasehold improvements are amortized over the shorter of the useful lives of the assets or the lease term. Costs incurred to maintain property and equipment that do not increase the useful life of the underlying assets are expensed as incurred. At the time of retirement or other disposal, the cost and related accumulated depreciation and amortization are removed from the respective accounts and any resulting gain or loss is included in operations.

Acquired Intangibles and Goodwill

          Acquired intangibles and goodwill represent, respectively, developed technology and assembled work force and the purchase price in excess of identifiable assets arising from acquisitions. Through 2001, acquired intangibles were amortized on a straight-line basis over their remaining estimated economic lives of between three to five years.

          In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized. In addition, SFAS No. 142 no longer recognizes assembled work force as an intangible asset separate from goodwill. The Company adopted SFAS No. 142 effective January 1, 2002 and the effect was to reduce amortization expense by approximately $800,000 annually.

          Under SFAS No. 142, the Company was required to evaluate goodwill for impairment upon implementation of the new standard. In addition, SFAS No. 142 requires that goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. The Company calculates the fair value of goodwill using a discounted cash flow model. If the carrying amount for goodwill exceeds the fair value, an impairment for the amount of the excess is recorded. The Company estimates future discounted cash flows using assumptions about the expected future operating performance of the Company. The Company’s estimates of discounted cash flows may differ from actual cash flow due to, among other things, technological changes, economic conditions, or changes to its business operations. Management completed its annual testing in 2002 and in 2003 and determined that there was no impairment of goodwill (Note 6).

Impairment of Long-Lived Assets

          Long-lived assets, such as property and equipment, are reviewed for impairment in accordance with SFAS No. 144, Accounting for the Disposal of Long-Lived Assets. The Company assesses possible impairment whenever changes in circumstances indicate that the carrying values of the assets may not be recoverable. Recoverability of an asset is measured by comparison of its carrying amount to the future undiscounted cash flows that the asset is expected to generate. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeded its fair market value.

Loan Costs

          Costs related to obtaining financing are capitalized when incurred and amortized over the life of the applicable loan. These are included in other noncurrent assets. Unamortized loan costs related to debt that is extinguished early are written off. Amortization of deferred loan costs was $107,000, $368,000 and $3,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Recognition

          The Company’s revenues are derived from the sale of its products and from fees associated with maintenance and technical support offered to its customers. Revenues from product sales are recognized when persuasive evidence of an arrangement exists delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. For sales of standard products to existing customers who have purchased the same equipment with the same customer-specified acceptance criteria in the past, revenue is recognized upon title transfer, which is generally upon shipment of the product to the customer. For sales of new products or existing products with unique acceptance criteria to a new customer, revenue is deferred and is recognized only upon customer acceptance, which is generally upon receipt of final payment of the purchase price. Service and technical support for products is provided under separate maintenance agreements. Revenue from maintenance agreements is deferred and is recognized ratably over the term of the respective agreement as the service is provided.

Deferred Revenues

          Deferred revenues represent amounts billed to customers for product sales and maintenance agreements for which the earnings process is incomplete. The portions of maintenance services, which will be provided for more than one year in the future, if applicable, are classified as noncurrent deferred revenues.

Shipping and Handling Costs

          The Company incurs shipping, handling and other related costs for shipment of goods to customers. The costs are recognized in the period in which the expenses are incurred and are included in cost of revenues. Amounts billed to customers for shipping, handling and related costs are included as a component of revenues.

Product Installation and Warranty Costs

          At the time product revenue is recognized, the Company accrues for estimated product installation costs and costs associated with warranty on its products, which range from a period of between 12 to 24 months. The Company estimates the cost of providing product installation and warranty based on historical costs of installing the products and actual field repair rates (Note 7).

Research and Development

          Research and development costs are expensed as incurred and are related to developing new products and improving existing products or processes. These costs primarily include salaries, fees paid to consultants, supplies, legal costs related to patents and design costs. The Company incurred research and development costs of $7.5 million, $6.2 million and $7.0 million for the years ended December 31, 2001, 2002, and 2003, respectively.

Advertising

          Costs related to advertising are charged to selling, general and administrative expense as incurred. Advertising expense for the years ended December 31, 2001, 2002 and 2003 was $298,000, $91,000 and $390,000, respectively.

Income Taxes

          The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

differences between the book and tax bases of the Company’s assets and liabilities. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Comprehensive Income

          SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components. SFAS No. 130 requires companies to report “comprehensive income” that includes unrealized gains and losses and other items that have been previously excluded from net income or loss and reflected instead in stockholders’ equity. Comprehensive loss for the Company consists of net loss less the effect of foreign currency translation adjustments.

Stock-Based Compensation

          The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, Amendment to SFAS No. 123. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company’s stock and the exercise price of the option. The Company accounts for stock and stock options issued to nonemployees in accordance with the provisions of Emerging Issues Task Force Consensus on Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling, Goods or Services. Compensation and services expense are recognized ratably over the vesting period of the options or the periods the related services are rendered, as appropriate.

          The following table illustrates the effect on net loss as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for the years ended December 31, 2001, 2002 and 2003:

	2001	2002	2003

	(in thousands of dollars)
Net loss attributable to common stockholders — as reported	$(7,088)	$(12,169)	$(10,054)
Add: Stock-based compensation expense included in reported net loss attributable to common stockholders	335	345	368
Deduct: Total stock-based compensation expense determined under fair value-based method	(378)	(693)	(538)

Net loss attributable to common stockholders — pro forma	$(7,131)	$(12,517)	$(10,224)

Basic and diluted earnings per share — as reported	$(0.06)	$(0.10)	$(0.08)
Basic and diluted earnings per share — pro forma	$(0.06)	$(0.10)	$(0.08)

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2001, 2002 and 2003:

	2001	2002	2003

Risk-free interest rate	5.3%	5.1%	3.4%
Volatility	80.0%	80.0%	77.0%
Dividend yield	—	—	—
Expected lives (years)	7.8	7.8	7.8

Reclassifications

          Certain prior year amounts have been reclassified to conform to the current year presentation. These changes had no impact on the previously reported net loss or stockholders’ equity.

Recent Accounting Pronouncements

          In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS No. 145, which updates, clarifies and simplifies existing accounting pronouncements, addresses the reporting of debt extinguishments and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company adopted the provisions of SFAS No. 145 as of January 1, 2003. The adoption of SFAS No. 145 did not have a material impact on the Company’s consolidated financial statements.

          In July 2002, the FASB issued SFAS No. 146, Accounting for Certain Costs Associated with Exit or Disposal Activities. This Standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 had an impact on the timing of the Company’s recognition of costs associated with an exit activity but did not have a material impact on the Company’s consolidated financial statements.

          In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN No. 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN No. 45 are effective for the current year. Disclosure of the changes in warranty obligations is included in Note 7. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year end. The impact of this statement was not material for the Company’s consolidated financial statements.

          In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, Amendment of SFAS No. 123. This Statement provides additional transition guidance for those entities that elect to voluntarily adopt the provisions of SFAS No. 123. Furthermore, SFAS No. 148 mandates new disclosures in both interim and year-end consolidated financial statements. The Company has elected not to adopt the recognition provisions of SFAS No. 123, as

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amended by SFAS No. 148. However, the Company has adopted the disclosure provisions for the current year and has included this information in Note 2 to the Company’s consolidated financial statements.

          In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities, or VIEs, created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has not identified any VIEs for which it is the primary beneficiary or has significant involvement.

          In December 2003, the FASB issued FIN No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN No. 46-R), to address certain FIN No. 46 implementation issues. The effective dates and impact of FIN No. 46 and FIN No. 46-R are as follows:

•	For SPEs created prior to February 1, 2003, the Company must apply either the provisions of FIN No. 46 or early adopt the provisions of FIN No. 46-R at the end of the first interim or annual reporting period ending after December 15, 2003.

•	For all other types of entities created prior to February 1, 2003, the Company is required to adopt the provisions of FIN No. 46-R for periods ending after March 15, 2004.

          The adoption of the provisions applicable to SPEs did not have an impact on the Company’s financial statements. The Company is currently evaluating the impact of adopting FIN No. 46-R applicable to all other entities, but does not expect a material impact.

          In October 2002, the EITF issued EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This standard addresses revenue recognition accounting for multiple revenue-generating activities. This statement was effective for the quarter ended September 30, 2003. The adoption of the provisions of this statement did not have a material effect on our financial position, results of operations or cash flows. In December 2003, the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104), which updates the previously issued revenue recognition guidance in SAB 101, based on the EITF 00-21. If the deliverables in a sales arrangement constitute separate units of accounting according to the EITF’s separation criteria, the revenue-recognition policy must be determined for each identified unit. If the arrangement is a single unit of accounting under the separation criteria, the revenue-recognition policy must be determined for the entire arrangement. The application of SAB 104 has not had a material effect on the Company’s financial position, results of operations or cash flows.

          In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends SFAS No. 133 to clarify the definition of a derivative and incorporate many of the implementation issues cleared as a result of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement did not have a material effect on the Company’s financial position, results of operations or cash flows.

          In May 2003, the FASB issued, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have an impact on the Company’s consolidated financial statements.

3.	Acquisitions

Acquisition of Bio-Rad SMD

          The Company financed the Acquisition with bank debt, loans from stockholders, a subordinated note issued to Bio-Rad and proceeds from the issuance of common and preferred stock. The purchase price of Bio-Rad SMD was approximately $36.4 million, which consisted of $27.2 million in cash, the issuance by the Company of a subordinated note payable to Bio-Rad in the principal amount of $8.0 million (Note 8) and the issuance by the Company to Bio-Rad of 21,951,000 shares of the Company’s common stock valued at $220,000 (based on the most recent issuance of common stock at the time of the Acquisition), which represented approximately 20% of the issued and outstanding common stock of the Company immediately after the Acquisition. The Company incurred transaction costs of approximately $1.0 million in connection with the Acquisition.

          The total purchase price was allocated among the acquired assets and assumed liabilities as follows:

(in thousands
of dollars)
Cash paid	$27,212
Subordinated note payable	8,000
Common stock	220
Legal expenses	988

Total purchase price	36,420

Allocation of purchase price
Accounts receivable	9,181
Inventories	12,449
Prepaid expenses and other current assets	1,577
Property and equipment	513
Liabilities assumed	(6,586)
Purchased in-process research and development (“IPR&D”)	4,600
Developed technology	12,200
Assembled workforce	1,100

Total purchase price	35,034

Goodwill	$1,386

          In connection with the acquisition of Bio-Rad SMD, the Company allocated approximately $4.6 million of the purchase price to in-process research and development projects. This allocation represented the estimated fair value based on risk-adjusted cash flows related to the incomplete research and development projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility, and the research and development in progress had no alternative future uses. Accordingly, these costs were expensed as of the acquisition date.

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The purchase price allocation and intangible valuation was based on management’s estimates of the after-tax net cash flows and gave consideration to the following: (i) the employment of a fair market value premise excluding any consideration specific to the Company which could result in estimates of investment value for the subject assets; (ii) comprehensive due diligence concerning all potential intangible assets including trademarks, trade name, patents, copyright, noncompete agreements, assembled work force, customer relationships and sales channel; and (iii) the value of existing technology was specifically addressed, with a view toward ensuring that the relative allocations to existing technology and in-process research and development were consistent with the relative contributions of each final product.

          Pursuant to the terms of the Acquisition, the Company must pay an additional purchase price consideration to Bio-Rad if any of the Company’s stockholders, the Company or their subsidiaries or affiliates receive, or are entitled to receive at a later date or dates, gross consideration in connection with a change of control which has a fair value of not less than $50.0 million as of the date of such change of control. Subject to the terms of the Acquisition, the amount of such additional purchase price consideration may range from $3.0 million to $13.0 million depending on the consideration received by the Company parties upon such change of control. No additional purchase price consideration is payable as a result of or after an initial public offering resulting in gross proceeds of at least $35.0 million. As of December 31, 2003, such additional amounts have not been accrued.

          In addition, certain stockholders of the Company have the option, exercisable at any time prior to July 31, 2005, to purchase from Bio-Rad for $5.0 million, 3,659,000 shares of the Company’s common stock owned by Bio-Rad on July 31, 2000, and such number of shares may be adjusted for any stock splits, stock dividends, combinations, recapitalization or similar events. As of December 31, 2003, this option had not been exercised.

Acquisition of Waterloo, Canada Business

          On September 18, 2002, the Company acquired the net assets of the Waterloo, Canada business of Philips Electronics for approximately $1 plus legal costs and the assumption of certain liabilities. The acquisition was made to purchase a specific product line and technology that management felt would complement its current product lines and technologies. The Waterloo facility manufactured the x-ray diffraction and photoluminescence mapping product lines. In accordance with SFAS No. 141, Business Combinations, the acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

          The allocation of the purchase price is as follows:

(in thousands
of dollars)
Legal expenses	$86

Allocation of purchase price
Accounts receivable and other assets	65
Inventories	1,135
Accounts payable	(137)
Accrued liabilities	(1,702)
Warranty accrual	(415)

Allocated purchase price	(1,054)

Excess of purchase price over tangible net assets acquired	$1,140

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The excess of the purchase price over the fair value of the net tangible assets acquired was allocated to existing technology for $500,000 and the remainder of $640,000 was allocated to goodwill. The existing technology amount represented estimated fair value based on risk-adjusted cash flows related to developed projects. Completed technology is being amortized using the straight-line method over its estimated useful life of three years. As of January 1, 2002 as required by SFAS No. 142, goodwill is not amortized but is reviewed annually, or more frequently if impairment indicators arise, for impairment. Intangible assets were reviewed as of December 31, 2003 and developed technology was determined to be impaired and a $156,000 charge was taken for the year then ended.

          The operating results of the Waterloo, Canada business have been included in the statement of operations from the acquisition date. The effect on pro forma revenues and results of operations for this acquisition, had it occurred on January 1, 2001, is not significant.

4.	Inventories

          Inventories, net of reserves, consist of the following as of December 31:

	2002	2003

	(in thousands
	of dollars)
Raw materials	$2,630	$4,195
Work-in-process	7,423	3,098
Finished goods and demonstration equipment	256	2,108

	$10,309	$9,401

5.	Property and Equipment

          Property and equipment consist of the following as of December 31:

	2002	2003

	(in thousands
	of dollars)
Leasehold improvements	$955	$470
Equipment	4,619	5,087

	5,574	5,557
Less accumulated depreciation and amortization	(2,855)	(3,812)

	$2,719	$1,745

          Depreciation and amortization related to property and equipment was approximately $1.2 million, $1.5 million and $1.3 million for the years ended December 31, 2001, 2002 and 2003, respectively.

          As of December 31, 2001, 2002 and 2003, equipment under capital leases totaled $328,000 with related accumulated amortization of $66,000, $132,000 and $195,000, respectively.

6.	Goodwill and Acquired Intangibles

          During 2001, the Company acquired certain intangible assets (GaAsCode and Amecon) for cash of $665,000. These assets were recorded as developed technology. In 2002 the Company paid an additional $15,000 for this developed technology. As required under SFAS No. 142, the Company completed an annual impairment assessment for goodwill as of December 31, 2002 and 2003. No impairment was identified as a result of this assessment.

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          As of December 31, 2001, the Company performed an assessment of the carrying value of its long-lived assets to be held and used including acquired intangible assets. This assessment was performed pursuant to SFAS No. 121 and as a result the Company concluded that acquired intangibles, primarily developed technology, were impaired. As of December 31, 2002 and 2003, the Company, as part of its review of financial results, performed an assessment of the carrying value of the Company’s long-lived assets to be held and used including the acquired intangible assets other than goodwill. The assessment was performed pursuant to SFAS No. 144. As a result of the significant negative industry and economic trends affecting both the Company’s current operations and expected future sales as well as the general decline of technology valuations, the Company concluded that the carrying value of its acquired intangibles, primarily developed technology, was impaired and as such took an impairment charge of approximately $2.5 million and $156,000 to reduce the carrying value of the assets to fair value at December 31, 2002 and 2003, respectively. As of December 31, 2001, the Company performed the same assessment pursuant to SFAS No. 121 and as a result an impairment charge of approximately $4.0 million was recorded for the year 2001.

          Acquired intangibles consist of the following at December 31:

	2002	2003

	(in thousands
	of dollars)
Developed technology	$13,230	$13,230
Less accumulated amortization	(11,196)	(12,096)

Acquired intangibles, net	$2,034	$1,134

          Amortization expense for amortizable intangible assets was approximately $2.2 million, $1.7 million and $555,000 for 2001, 2002, and 2003 respectively.

          Estimated amortization expense for amortizable intangible assets for the year ended December 31 is as follows:

(in thousands
of dollars)
2004	$638
2005	459
2006	37

$1,134

          Goodwill consists of the following at December 31:

	2002	2003

	(in thousands
	of dollars)
Goodwill	$3,255	$3,369
Less accumulated amortization	(1,042)	(1,042)

Goodwill, net	$2,213	$2,327

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The changes in the net carrying amount of goodwill for the years ended December 31 are as follows:

(In thousands
of dollars)
Balance at December 31, 2001	$1,463
Adoption of SFAS No. 142 — reclassification of assembled workforce to goodwill	110
Goodwill acquired during the year	640

Balance at December 31, 2002	2,213
Purchase adjustments	114

Balance at December 31, 2003	$2,327

          Amortization expense for goodwill was $837,000 for the year ended December 31, 2001. There was no amortization expense for goodwill for the years ended December 31, 2002 and 2003.

          The following table summarizes the impact of SFAS No. 142 on the results of operations had the standard been in effect for the year ended December 31, 2001:

	2001	2002	2003

	(in thousands of dollars)
Net loss attributable to common stockholders	$(7,088)	$(12,169)	$(10,054)
Add amortization of goodwill	837	—	—

Net loss attributable to common stockholders, as adjusted	$(6,251)	$(12,169)	$(10,054)

Basic loss and diluted earnings per share	$(0.06)	$(0.10)	$(0.08)
Add amortization of goodwill	0.01	—	—

Basic and diluted earnings per share, as adjusted	$(0.05)	$(0.10)	$(0.08)

7.	Accrued and Other Liabilities

          Accrued and other liabilities consist of the following as of December 31:

	2002	2003

	(in thousands
	of dollars)
Accrued payroll and payroll related	$1,968	$1,084
Accrued installation and warranty	3,611	2,172
Accrued commission	221	214
Other accrued liabilities	2,501	3,435

	$8,301	$6,905

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The Company’s warranty obligations are as follows:

	2002	2003

	(in thousands
	of dollars)
Beginning obligation	$4,026	$3,611
Accruals for warranties issued during the year	2,913	2,549
Accruals for pre-existing warranties	532	81
Settlements during the year	(3,860)	(4,069)

Ending obligation	$3,611	$2,172

8.	Debt

          Long-term debt consists of the following as of December 31:

	2002	2003

	(in thousands
	of dollars)
Term loan with Comerica Bank	$5,000	$3,750
Subordinated note payable to Bio-Rad	8,000	8,000
Accrued interest on subordinated note payable to Bio-Rad	2,986	4,584
Capital lease obligations	62	—

Subtotal	16,048	16,334
Less current portion	(1,312)	(2,062)

Long-term debt	$14,736	$14,272

          The noncurrent portion of long-term debt is included in the consolidated balance sheet at December 31 as follows:

	2002	2003

	(in thousands
	of dollars)
Note payable and capital lease obligation, net of current portion	$3,750	$2,500
Subordinated note payable to Bio-Rad and related accrued interest, net of current portion	10,986	11,772

	$14,736	$14,272

          Aggregate future principal maturities of all debt as of December 31, 2003 is as follows:

(in thousands
of dollars)
2004	$2,062
2005	1,250
2006	1,250
2007	11,772
2008	—

$16,334

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Term Loan with Comerica Bank

          In December 2002, the Company entered into a new term loan with Comerica Bank, replacing its term loan with Fleet Bank. The Company incurred $10,000 in facility fees and an additional $3,000 in bank legal fees, which are being amortized on a straight-line basis over the life of the Agreement and are included in other assets in the accompanying balance sheet. Outstanding borrowings under the Agreement are secured by substantially all of the assets of the Company and its subsidiaries. The Agreement contains affirmative and negative covenants (including restrictions on the Company entering into certain transactions and certain financial covenants including a minimum liquidity ratio). As of December 31, 2003, the Company was in compliance with its covenants.

          As of December 31, 2002 and 2003, the balance of the Comerica Bank term loan was $5.0 million and $3.8 million, respectively. The loan bears interest at the lower of either Comerica Bank’s prime rate or LIBOR rate plus reserve percentage (2.75% at December 31, 2002 and 2003). The interest rate on the Comerica Bank term loan was 4.18% and 3.97% at December 31, 2002 and 2003, respectively. The term loan is payable in 48 equal monthly installments of principal, plus all accrued interest, beginning January 1, 2003. The term loan may be prepaid in whole or in part without any penalty or premium.

Term Loan with Fleet Bank

          As of December 31, 2001, the balance outstanding under the term loans with Fleet Bank totalled $8.1 million. The term loans bore interest at the lower of either (1) Fleet Bank’s base rate plus the applicable margin for base rate loans (2.00% declining to 0.50% depending on leverage) or (2) LIBOR plus the applicable margin for LIBOR loans (3.25% declining to 2.00% depending on leverage). As of December 31, 2001, the interest rate on all outstanding borrowings was 4.13%. Principal payments of $581,000 plus interest were due quarterly until June 30, 2005. However, the Company could repay the entire principal balance at any time prior to expiration, without penalty. Additional principal payments were required based on cash flows generated from operations, insurance proceeds, cash received from the sale of assets or the issuance of equity securities, subject to limitations and exceptions as provided in the Agreement.

Subordinated Note Payable to Bio-Rad

          In connection with the Acquisition, the Company issued an $8.0 million subordinated note payable to Bio-Rad (the “Bio-Rad Note”), which had an original due date of July 31, 2005 and accrues interest at 13.5% per annum on the principal. Interest is added to principal on June 30 and December 31. Under a penalty clause in the Bio-Rad Note, any principal, interest, premium or other amount due under the Bio-Rad Note that is not paid when due will accrue interest payable on demand 17.5% per annum. The Company shall have the right at any time to prepay the principal of the note without penalty. However, the Company must repay the Bio-Rad Note in full within two business days of a change in control or the completion of an initial public offering resulting in gross proceeds of at least $35.0 million. For the years ended December 31, 2001, 2002 and 2003, the Company recorded interest expense of approximately $1.2 million, $1.3 million and $1.6 million.

          In November 2003, the Company amended the Bio-Rad note to extend the principal due date to July 31, 2007. The Company also agreed that interest payments would be paid each June 30 and December 31. The first interest payment is due July 1, 2004 and will include interest accrued for the period July 1, 2003 through June 30, 2004. Accrued interest since July 1, 2003 has been reclassified to a current liability.

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Commitments and Contingencies

Commitments

          Prior to the Acquisition, all facilities were either owned by Bio-Rad or leased by Bio-Rad from third parties under noncancelable operating leases. As part of the Acquisition, the Company entered into agreements with Bio-Rad to lease, sublease or assume leases for certain facilities at fair market value (Note 12). Lease expense under all operating leases was approximately $1.4 million, $1.5 million and $1.7 million for the years ended December 31, 2001, 2002 and 2003, respectively.

          As of December 31, 2003, future minimum lease payments under all noncancelable operating lease agreements were as follows:

(in thousands
of dollars)
2004	$1,336
2005	1,127
2006	639
2007	526
2008	486
Thereafter	1,471

$5,585

          At December 31, 2003, the Company had outstanding $3.9 million of purchase commitments for inventory and supplies.

Contingencies

          The Company is involved in lawsuits, claims, investigations and other proceedings that arise in the ordinary course of business. There are no matters pending that the Company expects to be material in relation to its financial position, results of operations or cash flows.

10.	Stockholders’ Equity

          On July 26, 2000, the Company’s Board of Directors approved, and on July 27, 2000 certain stockholders signed, a Subscription and Recapitalization Agreement, pursuant to which all of the issued and outstanding shares of common stock, originally issued at $7,000 per share, were converted into 2,729 shares of Series A preferred stock at $1,000 per share and 88,152,000 shares of new common stock at $0.01 per share.

          On July 31, 2000 in connection with the Acquisition, the Company issued 21,951,000 shares of common stock to Bio-Rad (Note 3).

          In September 2000, the Company completed a private placement of 11,848,000 shares of common stock at $0.01 per share and 1,132 shares of Series A preferred stock at $1,000 per share, generating gross proceeds to the Company of approximately $1.3 million. The proceeds from the private placement were used to repay the principal amounts of the loans of $1.3 million provided to the Company by certain stockholders of the Company. The stock purchase agreements with certain individuals were restricted. The restricted stock purchase agreements generally vest over four years, beginning on the sixth-month anniversary of the date of the agreements. In the event of termination of employment, the Company, at its discretion, may repurchase unvested shares at a price equal to the original issuance price. As of December 31, 2002 and 2003, 3,260,509 and 757,833 shares of common stock were subject to repurchase

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by the Company under these restricted stock purchase agreements, respectively. As of December 31, 2002 and 2003, 311 and 72 shares of Series A preferred stock were subject to repurchase by the Company under these restricted stock agreements, respectively.

          In November 2000, the Company completed a private placement of 7,787,804 shares of convertible preferred stock at $2.05 per share, generating net proceeds to the Company of approximately $14.5 million.

          The Company has a security holder’s agreement that restricts its stockholders’ ability to transfer their shares of common stock and Series A preferred stock without the Company’s approval. The security holder’s agreement contains tag-along rights, drag-along rights, and a right of first refusal for the Company’s founders and the Company on certain permitted sales of stock by a stockholder. In addition, it also contains anti-dilution protection for Bio-Rad and gives Bio-Rad the right to consent to certain issuances of shares of preferred stock.

Preferred Stock

          As of December 31, 2002 and 2003, the Company has authorized the issuance of 9,765,648 shares of preferred stock (“Preferred Stock”), par value $0.01 per share, 9,550 shares of which are designated Series A preferred stock (“Series A preferred stock”) and 9,756,098 shares of which are designated convertible preferred stock (“convertible preferred stock”).

The rights and preferences of the Series A preferred stock are indicated below.

Dividends — Series A Preferred Stock

          The holders of shares of Series A preferred stock shall be entitled to receive semi-annual dividends, payable on June 30 and December 31 of each year (the “Dividend Date”), when and as declared by the Board of Directors, in an amount per share equal to 13.5% per annum of the liquidation preference per share. Each semi-annual dividend shall be fully cumulative, shall accrue, whether or not declared, on a daily basis from the last Dividend Date, and shall be added to the liquidation preference. Dividends on the Series A preferred stock shall be paid prior to the payment of any dividend on the convertible preferred stock and the common stock. If the declaration or payment of any dividend would cause the Company or its subsidiaries to be in default under any credit agreement, the amount of such dividend shall instead be added to the liquidation preference. No dividends were declared for the years ended December 31, 2001, 2002 and 2003. For the years ended December 31, 2001, 2002 and 2003, dividends in arrears on Series A preferred stock were $1.4 million, $1.6 million and $1.7 million, respectively. At December 31, 2002 and 2003, the cumulative dividends in arrears were $3.5 million and $5.3 million, respectively.

Liquidation Preference — Series A Preferred Stock

          In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder of shares of Series A preferred stock then outstanding shall be entitled to be paid out of assets of the Company available for distribution to its stockholders an amount in cash per share equal to (1) $1,000 per share, plus (2) the amount of all dividends that have been added to the liquidation preference plus an amount in cash equal to all accrued but unpaid dividends not yet added to the liquidation preference through the date fixed for liquidation, dissolution or winding up. This liquidation preference is to be paid to holders of the Series A preferred stock before any payment is made of any assets distributed to the holders of common stock.

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Optional Conversion — Series A Preferred Stock

          At the holder’s option, the Series A preferred stock will convert into shares of common stock only (in an amount equal to the sum of $1,000 plus the amount of all dividends that have been added to the liquidation preference plus an amount equal to all accrued but unpaid dividends not yet added to the liquidation preference through the date fixed for conversion) (1) upon an initial public offering resulting in gross proceeds of at least $35.0 million at a price per share of common stock equal to the initial offering price of the common stock; (2) upon a change of control at a price per share of common stock equal to the price per share of common stock (determined after giving effect to the conversion of the Series A preferred stock to be converted as a result of such change of control) paid in the transaction resulting in the change of control; or (3) at any time on or after July 28, 2005 at a price per share of common stock equal to the fair market value of the common stock on the date selected by the holder for conversion. The fair market value shall mean the current market value of such common stock or if the current market value cannot be determined because the common stock is not quoted or listed, the fair market value shall be determined by an investment bank of national reputation determined by the Company. The Company, in its sole discretion, can subject the conversion of the Series A preferred stock to the condition that all holders of Series A preferred stock exercise their conversion rights, in which case the vote of a majority of the holders of Series A preferred stock will bind all holders of Series A preferred stock.

Voting Rights — Series A Preferred Stock

          The holders of record of the shares of Series A preferred stock are not entitled to any voting rights except as provided by the General Corporation Law of the State of Delaware and by the Company’s Amended and Restated Certificate of Incorporation, which provides, among other things, that a class vote of the majority of the outstanding shares of Series A preferred stock is required to amend the Certificate of Incorporation so as to adversely affect the rights of the Series A preferred stock.

The rights and preferences of the convertible preferred stock are indicated below.

Dividends — Convertible Preferred Stock

          The holders of convertible preferred stock shall be entitled to receive dividends, when and as declared by the Board of Directors, at a rate of 8.0 percent per annum of the original purchase price per share of $2.05. Such dividends are fully cumulative, shall accrue if not paid, whether or not declared, and shall be payable at the option of the Company (1) in shares of common stock upon the closing of an initial public offering, or (2) in cash prior to an initial public offering as determined by the Company. Dividends on the convertible preferred stock will be paid prior to the payment of any dividend on the common stock. If the declaration or payment of any dividend would cause the Company or its subsidiaries to be in default under any credit agreement, the amount of such dividend shall instead be added to the liquidation preference. No accrued but unpaid dividends on the Series A preferred stock shall be paid in cash unless a proportionate amount of the accrued but unpaid dividend on the convertible preferred stock is also paid. No dividends were declared for the years ended December 31, 2001, 2002 and 2003. For each of the years ended December 31, 2001, 2002 and 2003, dividends in arrears on convertible preferred stock were $1.3 million. At December 31, 2002 and 2003, the cumulative dividends in arrears were $2.7 million and $4.0 million, respectively.

Liquidation Preference — Convertible Preferred Stock

          In the event of any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, the holders of convertible preferred stock shall be entitled to receive prior and in preference to any distribution of any assets of the Company to the holders of common stock, an amount equal to the

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

original purchase price for each share of convertible preferred stock, plus (1) the amount of all dividends that have been added to the liquidation preference, and (2) an amount in cash equal to all accrued but unpaid dividends. If the assets of the Company are not sufficient to pay in full the liquidation payments to holders of the outstanding shares of Preferred Stock, then the assets shall be distributed among the holders of Preferred Stock ratably and in proportion to the amount of liquidation preference each such holder is entitled to receive if the amounts to which holders of the outstanding shares of Preferred Stock are entitled were paid in full.

Optional Conversion — Convertible Preferred Stock

          Each share of convertible preferred stock is convertible, at the option of the holder, at any time after the issuance of such share, into such number of fully paid and nonassessable shares of common stock only as is determined by dividing the original purchase price by the conversion price applicable to such share. The initial conversion price per share is equal to the original purchase price.

Automatic Conversion — Convertible Preferred Stock

          Each share of convertible preferred stock is automatically converted into shares of common stock upon the earlier of (1) the election of the holders of a majority of the then outstanding convertible preferred stock voting as a single class; (2) immediately prior to the closing of an initial public offering of the common stock, which results in gross proceeds to the Company of at least $35.0 million; or (3) the election of the Board of Directors upon the consolidation, merger or sale of the Company or other transaction in which control of the Company is transferred.

Voting Rights — Convertible Preferred Stock

          Each holder of convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such convertible preferred stock could be converted.

Anti-Dilution Protection — Convertible Preferred Stock

          The holders of the convertible preferred stock are protected from dilution. The conversion price of the convertible preferred stock shall be adjusted using the formula designated in the Amended and Restated Certificate of Incorporation.

Common Stock

          In September 2000, the Company’s Board of Directors approved a 1,000 for 1 split of the Company’s common stock effective as of October 20, 2000. All common share and per share amounts presented in the statement of stockholders’ equity have been restated to retroactively reflect this stock split.

          As of December 31, 2003, the Company was authorized to issue 150,000,000 shares of $0.00001 par value common stock. The holders of common stock are entitled to one vote per share on all matters to be voted on by the Company.

Stock Incentive Plan

          In October 2000, the Company’s Board of Directors and stockholders approved the 2002 Plan, which authorizes the issuance of up to 17,500,000 shares of common stock as either incentive stock options, nonqualified stock options or restricted stock awards to eligible employees, directors and consultants. In January 2004, the Board of Directors approved an increase to the Plan to allow for the issuance of up to 27,500,000 options. The exercise price for incentive stock options may not be less than 100.0 percent of the fair market value of the common stock at the date of grant. The exercise price for

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

nonqualified stock options may not be less than 85.0 percent of the fair market value of the common stock at the date of grant. In the event a grant is priced at a level below the then current market value for accounting purposes on the date of grant, the Company records the corresponding deferred compensation.

          Unless otherwise determined by the Board of Directors or a committee thereof, options generally vest over 48 months and expire 10 years after the date of grant. The Plan provides, among other things, that in the event of a merger or other change in control, all options and other awards outstanding under the Plan shall become fully vested unless the Board of Directors determines prior to the event, that vesting will not accelerate. If an option holder’s employment by or service to the Company is terminated by the Company for cause, his or her option terminates, whether or not vested. If an option holder’s employment by or service to the Company is terminated other than for cause, he or she has a period of time, ranging from 30 days to 12 months depending on the type of termination, in which to exercise the portion of his or her option that has vested prior to such termination. If the employment or service of a restricted stock award recipient is terminated for any reason, the unvested shares subject to the award may be repurchased by the Company at the lesser of the fair market value or the original purchase price of such shares. In August 2002, the Plan was amended to permit early exercise of stock options prior to vesting subject to repurchase by the Company of unvested shares should the employee terminate employment.

          The following is a summary of stock option activity for the years ended December 31, 2001, 2002 and 2003:

		Options Outstanding

			Weighted-Average
	Options Available	Options Outstanding	Exercise Price

Balances at December 31, 2000	2,616,750	9,883,250	$0.01
Authorized addition to plan	5,000,000	—	—
Granted	(3,804,393)	3,804,393	0.10
Cancelled	977,808	(977,808)	0.01
Exercised	—	(1,412,332)	0.05

Balances at December 31, 2001	4,790,165	11,297,503	0.04
Granted	(3,212,960)	3,212,960	0.20
Cancelled	1,172,526	(1,172,526)	0.06
Exercised	—	(4,107,519)	0.07

Balances at December 31, 2002	2,749,731	9,230,418	0.07
Granted	(2,794,500)	2,794,500	0.15
Cancelled	1,936,500	(1,936,500)	0.11
Exercised	—	(2,571,884)	0.03

Balances at December 31, 2003	1,891,731	7,516,534	$0.11

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The status of stock options outstanding as of December 31, 2003 is as follows:

	Options Outstanding			Options Vested and Exercisable

Range of	As of	Weighted-	Weighted-	As of	Weighted-
Exercise	December 31,	Average	Average	December 31,	Average
Prices	2003	Remaining Life	Exercise Price	2003	Exercise Price

$0.01	2,961,858	6.83	$0.01	1,795,334	$0.01
0.15	3,159,898	8.78	0.15	532,717	0.15
0.21	1,394,778	7.89	0.21	767,017	0.21

$0.01-0.21	7,516,534	7.84	$0.11	3,095,068	$0.08

Shares of Common Stock Reserved for Future Issuance

          As of December 31, 2003, the Company had shares of common stock reserved for future issuance, respectively, as follows:

Stock incentive plan	9,408,265
Conversion of Series A preferred stock	12,586,127
Conversion of convertible preferred stock	11,216,743

33,211,135

Shares of Common Stock Subject to Repurchase under Stock Incentive Plan

          At December 31, 2002 and 2003, 1,307,292 and 1,045,045 shares of common stock issued in connection with the early exercise of the options are subject to repurchase by the Company under the Plan.

Deferred Stock Compensation

          In connection with the grant of stock options under the Plan to purchase shares of common stock to employees for the years ended December 31, 2001, 2002 and 2003, the Company recorded deferred stock compensation of approximately $433,000, $0 and $464,000, respectively. This represents the difference between the estimated fair value of the common stock and the aggregate exercise price of such options at the date of grant. This amount of deferred compensation is presented as a reduction of stockholders’ equity and will be amortized over the shorter of the period in which the employee or director provides services or the applicable vesting period, which is typically 48 months subject to certain exceptions. Amortization expense related to deferred stock compensation was approximately $335,000, $345,000 and $368,000 for the years ended December 31, 2001, 2002 and 2003, respectively. Compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder’s services.

11.	Earnings Per Share Calculation

Net loss per share

          The Company reports basic net loss per common share, which is based upon the weighted average number of common shares outstanding excluding returnable shares.

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following table sets forth the computation of basic and diluted net loss per share (in thousands, except per share amounts):

	For the Year Ended December 31,

	2001	2002	2003

Numerator:
Net loss	$(4,404)	$(9,289)	$(7,032)
Cumulative dividends on preferred stock	(2,684)	(2,880)	(3,022)

Net loss attributable to common stockholders	(7,088)	(12,169)	(10,054)

Denominator:
Weighted average common shares outstanding	122,231	124,947	128,536
Less: Unvested common shares subject to repurchase	(5,457)	(4,658)	(2,317)

Total common shares	116,774	120,289	126,219

Net loss per common share	$(0.06)	$(0.10)	$(0.08)

          The following outstanding cumulative convertible preferred stock and stock options were excluded from the computation of diluted net loss per share as they were antidilutive:

	For the Year Ended December 31,

	2001	2002	2003

Series A preferred(1)	30,503,330	31,137,600	12,586,127
Convertible preferred(2)	11,673,274	14,312,546	11,216,743
Stock options	11,297,503	9,230,418	7,516,534

(1)	Assumes shares convert at assumed fair market value of common shares at the end of the period.

(2)	Assumes cumulative dividend paid in common shares based upon assumed fair market value at end of period.

          The following table sets forth the computation of the unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2003 (in thousands, except per share amounts):

Numerator:
Net loss	$(7,032)

Denominator:
Weighted average common shares outstanding	128,536
Less: Unvested common shares subject to repurchase(1)	(2,317)
Plus: Additional common shares assuming conversion of preferred stock	23,803

Total common shares	150,022

Pro forma net loss per common share (unaudited)	$(0.05)

(1)	Assumes conversion of preferred stock into common stock upon closing of the Company’s initial public offering.

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Geographic Information

          Revenues to the largest customer accounted for approximately 29.3% of total revenues for the year ended December 31, 2001. Revenues to the largest two customers accounted for approximately 13.5% and 10.1%, respectively, of total revenues for the year ended December 31, 2002. Revenues to the largest two customers accounted for approximately 14.9% and 10.3%, respectively, of total revenues for the year ended December 31, 2003. No other customer represented more than 10.0% of total revenues for 2001, 2002 or 2003.

          Revenues by geographical location for the years ended December 31 are as follows:

	2001	2002	2003

	(in thousands of dollars)
United States	$40,477	$16,311	$13,861
Japan	9,617	5,515	9,848
Asia (excluding Japan)	12,717	10,956	9,215
Europe	7,181	5,394	4,631

Total	$69,992	$38,176	$37,555

          Net property and equipment by geographical location consisted of the following as of December 31:

	2002	2003

	(in thousands
	of dollars)
United States	$1,781	$1,072
United Kingdom	525	343
Europe (excluding United Kingdom)	259	279
Asia	154	51

Total	$2,719	$1,745

13.	Related-Party Transactions

          In connection with the Acquisition, the Company entered into several agreements with Bio-Rad, which are summarized as follows:

Supply and Transition Services Agreement Dated July 31, 2000

          Under the Supply and Transition Services Agreement, which was renewed for a one-year period ending on December 31, 2001, Bio-Rad manufactured certain products on behalf of the Company and provided the Company with certain transition services to integrate the Bio-Rad SMD business with the Company. The Supply and Transition Services Agreement also granted a license to the Company for the use of certain technology and know-how used in the manufacture and design of certain products. For the year ended December 31, 2001, the Company recorded an expense of approximately $276,000 related to the Bio-Rad Supply and Transition Services Agreement.

Employee Services and Traveling Employee Agreements Dated July 31, 2000

          The Company also entered into an Employee Services Agreement and a Traveling Employee Agreement, both of which expired during the year ended December 31, 2001 at different times with respect to each employee. Pursuant to those agreements, Bio-Rad agreed to provide the Company with the

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

services of a total of eight employees of Bio-Rad. In return, the Company agreed to reimburse Bio-Rad for all direct expenses related to such employees. For the year ended December 31, 2001, the Company recorded an expense of approximately $93,000 related to the Employee Services and Traveling Employee Agreements.

Distribution Agreement Dated July 31, 2000

          The Company entered into a Distribution Agreement with Bio-Rad, pursuant to which Bio-Rad marketed and collected sales orders for the Company’s products in Europe (excluding the United Kingdom, Germany and Israel) and Asia (excluding Taiwan) for a period of six months ending January 31, 2001 and in Germany, Israel and Taiwan for a period of eight months ending March 31, 2001. The Distribution Agreement also required Bio-Rad to provide maintenance and support services to customers in those territories during the applicable periods. For the year ended December 31, 2001, the Company recorded an expense of approximately $348,000 related to the Distribution Agreement.

Facility Leases

          The Company has entered into agreements with Bio-Rad to lease certain facilities in the United Kingdom (York and Hemel Hempstead) and the United States (Randolph, Massachusetts). For the years ended December 31, 2001, 2002 and 2003, the Company recorded expense of approximately $373,000, $417,000 and $423,000 related to the Bio-Rad facility leases, respectively. These Bio-Rad leases expire at various dates through August 2008. Lease commitments related to these leases were approximately $1.0 million as of December 31, 2003, which is included in total operating lease commitments (Note 9). In 2000, the Company entered into an agreement with an officer of the Company to lease office space in Oregon through September 2003 at a monthly rate of approximately $3,700 per month. The lease was renewed for a one year period ending in September 2004 at a monthly rate of approximately $3,800. Rental expense paid in relation to this agreement for the years ended December 31, 2001, 2002 and 2003, was approximately $43,000, $43,000 and $45,000, respectively.

14.	Retirement Plans

          In connection with the Acquisition, certain employees of the Company located in the United Kingdom (“UK”) continued to participate in the existing Bio-Rad sponsored UK Pension Plan, through January 31, 2001. In December 2000, the Company formed its own sponsored retirement plans, which call for discretionary contributions by the Company that are subject to established limits and vesting schedules. Contributions to the UK defined contribution plan amounted to $202,000, $219,000 and $218,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

          The Company’s Profit Sharing/401(k) Plan was adopted in December 2000 and allows eligible participants to contribute a portion of their compensation to the Plan. The Company may choose to make a discretionary matching employer contribution. There was no matching employer contribution for the years ended December 31, 2001, 2002 and 2003.

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Income Taxes

          Loss before provision (benefit) for income taxes for the years ended December 31, 2001, 2002 and 2003 is based on the following components:

	2001	2002	2003

	(in thousands of dollars)
United States income (loss)	$38	$(6,611)	$(4,771)
Foreign income (loss)	(1,746)	(3,572)	(2,427)

	$(1,708)	$(10,183)	$(7,198)

          United States income taxes have not been provided on undistributed earnings of foreign operations, which are considered to be permanently invested. The provision (benefit) for income taxes for the years ended December 31, 2001, 2002 and 2003 consists of the following:

	2001	2002	2003

	(in thousands of dollars)
Current provision (benefit)
Federal	$2,309	$(2,135)	$(2,201)
State	774	6	(21)
Foreign	1,103	(1,729)	(769)

	4,186	(3,858)	(2,991)
Deferred provision (benefit)	(1,490)	2,964	2,825

	$2,696	$(894)	$(166)

          The Company’s provision (benefit) for income taxes differs from the amount computed by applying the U.S. federal statutory rate to loss before provision (benefit) for income taxes for the years ended December 31, 2001, 2002 and 2003 as follows:

	2001	2002	2003

	(in thousands of dollars)
Income tax (credit) based on statutory federal tax rate	$(582)	$(3,462)	$(2,310)
Foreign tax at rates greater than federal rate	1,575	402	(458)
State tax, net of federal benefit	83	(168)	(135)
Research and development credits	(49)	(242)	(170)
Nondeductible stock compensation	65	68	68
Change in valuation allowance	1,658	1,858	3,064
Other	(54)	650	(225)

	$2,696	$(894)	$(166)

          Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax

ACCENT OPTICAL TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

purposes. Significant components of the deferred tax asset as of December 31, 2002 and 2003 are as follows:

	2002	2003

	(in thousands
	of dollars)
Current deferred tax assets (liabilities)
Inventory reserves and related items	$391	$465
Accounts receivable allowance	31	38
Warranty reserve	386	172
Accrued vacation	140	110
Fixed assets	95	55
Other	199	(12)

	1,242	828

Long-term deferred tax assets (liabilities)
Acquired intangibles and IPR&D	3,885	3,673
Fixed assets	73	239
Net operating loss carryforward	769	1,762
Other	(44)	78

	4,683	5,752

Gross deferred tax asset	5,925	6,580
Less valuation allowance	(3,516)	(6,580)

Net deferred tax asset	$2,409	$—

          Realization of the deferred tax asset is dependent on generating sufficient future taxable income. Although realization is not assured, management believes that it is more likely than not that the gross deferred tax asset will not be realized. Management believes that the recorded net deferred tax asset as of December 31, 2002 will be realized based on the amount of tax deposits that the Company has made prior to December 31, 2002. These tax deposits could be refunded to the Company upon reversal of the above temporary differences. Actual amounts could be reduced if sufficient future taxable income is not achieved.

          The Company has recorded a valuation allowance at December 31, 2002 and 2003, primarily for deferred tax assets related to IPR&D, intangible assets and net operating loss carryforwards. As of December 31, 2003, the Company had state and foreign net operating loss carryforwards before valuation allowance of $7.4 million and $5.8 million, respectively, which expire between 2007 and 2013. Utilization of these net operating loss carryforwards may be limited due to future ownership changes of the Company.

16.	Subsequent Events

          In January 2004, the Board of Directors granted to employees of the Company options to purchase 3,000,000 shares of common stock at an exercise price of $0.20 per share. The Company recorded deferred stock compensation of approximately $3.0 million in connection with these stock option grants.

          In March 2004, the number of shares of common stock the Company was authorized to issue was increased to 300,000,000 shares.

          The Company expects to file a registration statement with respect to an initial public offering (IPO) in March 2004. If the IPO is completed, all of the then outstanding shares of Series A and convertible preferred stock will automatically convert to common stock (Note 10).

         Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Shares

Accent Optical Technologies, Inc.

Common Stock

PROSPECTUS

Merrill Lynch & Co.

UBS Investment Bank
Piper Jaffray
Needham & Company, Inc.
Adams, Harkness & Hill, Inc.

          , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

          The following is an itemized statement of the amounts of all expenses payable by the Registrant in connection with the registration of the common stock offered hereby (estimated except for the registration fee, NASD filing fee and Nasdaq National Market listing fee), other than underwriting discounts and commissions:

Amount to
be Paid

Registration fee — Securities and Exchange Commission	$7,602
NASD filing fee	$6,500
Nasdaq National Market listing fee
Accountants’ fees and expenses
Legal fees and expenses
Printing and engraving expenses
Blue Sky fees and expenses
Transfer agent and registrar fees
Miscellaneous

Total	$

Item 14.	Indemnification of Directors and Officers

          Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of Accent Optical Technologies may, and in some cases must, be indemnified by us against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys’ fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys’ fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to us, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, in a non-derivative action, to any criminal proceeding in which such person had no reasonable cause to believe his conduct was unlawful.

          Our certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

          Our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by the DGCL. We currently maintain and intend to continue to maintain directors and officers liability insurance.

          Reference is made to the underwriting agreement to be filed as Exhibit 1.1 hereto, pursuant to which the underwriters have agreed to indemnify our officers and directors against certain liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

          In the three years prior to the filing of this registration statement, we issued and sold the following unregistered securities:

•	Between March 23, 2001 and March 22, 2004, we granted options to purchase an aggregate of 10,779,880 shares of common stock under our 2000 Plan with exercise prices ranging from $0.15 per share to $0.21 per share, and a weighted average exercise price of $0.19 per share.

•	During the same period, we issued and sold 7,136,701 shares of common stock pursuant to option exercises at a price of $0.01 per share, 482,058 shares of common stock pursuant to option exercises at a price of $0.15 per share, and 232,000 shares of common stock pursuant to option exercises at a price of $0.21 per share.

The sales and issuances of the securities listed above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensation benefits plans and contracts relating to compensation.

Item 16.	Exhibits and Financial Statement Schedules

          (A) Exhibits

Exhibit
Number		Description

1.1*	—	Form of Underwriting Agreement
3.1*	—	Amended and Restated Certificate of Incorporation of the Registrant
3.2*	—	Amended and Restated Bylaws of the Registrant
4.1*	—	Form of Common Stock Certificate
4.2	—	Securityholders Agreement among the Registrant and certain securityholders
4.3*	—	Letter Amendment to Securityholders Agreement among the Registrant and certain securityholders.
4.4*	—	Amendment No. 1 to Securityholders Agreement among the Registrant and certain securityholders
4.5	—	Investor Rights Agreement among Registrant and certain investors
5.1*	—	Opinion of Perkins Coie LLP
10.1	—	2000 Stock Incentive Plan of the Registrant
10.2	—	Form of Incentive Stock Option Agreement of the Registrant.
10.3	—	Form of Non-Qualified Stock Option Award Agreement of the Registrant.
10.4	—	Form of Non-Qualified Stock Option Award Agreement (U.K.) of the Registrant.
10.5*	—	2004 Equity Incentive Plan of the Registrant
10.6*	—	2004 Employee Stock Purchase Plan of the Registrant
10.7	—	Lease (York, U.K.) dated as of July 28, 2000, by and between Bio-Metrics Properties Ltd. and Accent Optical Technologies (U.K.) Ltd. (formerly Accent Semiconductor Technologies (U.K.) Ltd.)
10.8	—	Addendum to and Extension of York, U.K. Lease dated as of January 28, 2003, by and between Bio-Metrics Properties Ltd. and Accent Optical Technologies (U.K.) Ltd.
10.9	—	Addendum to York, U.K. Lease dated as of February 9, 2004, by and between Bio-Metrics Properties Ltd. and Accent Optical Technologies (U.K.) Ltd.
10.10	—	Jamison Building Office Lease (Bend, Oregon) dated February 1, 2001, by and between Bruce Rhine and AOTI Operating Company, Inc. (formerly ASTI Operating Company, Inc.)
10.11	—	Jamison Building Addendum (Bend, Oregon) dated October 1, 2001, by and between Bruce Rhine and AOTI Operating Company, Inc. (formerly ASTI Operating Company, Inc.)
10.12	—	Jamison Building Addendum (Bend, Oregon) dated October 1, 2003, by and between CEAD Partners, Inc. and AOTI Operating Company, Inc. (formerly ASTI Operating Company, Inc.)

Exhibit
Number		Description

10.13	—	Seller Note dated July 31, 2000, by the Registrant in favor of Bio-Rad Laboratories, Inc. in the principal amount of $8 million
10.14	—	Seller Note Modification Agreement dated as of December 18, 2002, by and among Bio-Rad Laboratories, Inc., Comerica Bank-California and the Registrant
10.15	—	Seller Note Modification Agreement Number Two dated as of November 20, 2003, by and among Bio-Rad Laboratories, Inc., Comerica Bank (successor to Comerica Bank-California) and the Registrant
21.1*	—	Subsidiaries of the Registrant
23.1*	—	Consent of Perkins Coie LLP (included as part of Exhibit 5.1 hereto)
23.2	—	Consent of PricewaterhouseCoopers LLP, Independent Accountants
24.1	—	Power of Attorney (included on signature page of the Registration Statement hereto)

* To be filed by amendment.

(B) Financial Statement Schedules

S-1 — Report of Independent Auditors on Financial Statement Schedule

S-2 — Schedule II — Valuation and Qualifying Accounts

Item 17.	Undertakings

          The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws, the underwriting agreement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          We hereby undertake that:

•	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bend, State of Oregon, on March 22, 2004.

ACCENT OPTICAL TECHNOLOGIES, INC.

By:	/s/ BRUCE C. RHINE

Bruce C. Rhine
President, Chief Executive Officer and Chairman

POWER OF ATTORNEY

          Each person whose signature appears below constitutes and appoints Bruce C. Rhine and Reid Langrill and each of them individually, as attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendment to this registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or each of them individually, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on March 22, 2004 in the capacities indicated.

Signature	Title

/s/ BRUCE C. RHINE Bruce C. Rhine	President, Chief Executive Officer and Chairman (Principal Executive Officer)

/s/ REID LANGRILL Reid Langrill	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ JOSEPH F. DOX Joseph F. Dox	Director

/s/ PETER M. JOOST Peter M. Joost	Director

/s/ WILLIAM LANDRETH William Landreth	Director

/s/ JEFFREY J. ROSEN Jeffrey J. Rosen	Director

/s/ DAVID SCHWARTZ David Schwartz	Director

/s/ ROBERT J. THERRIEN Robert J. Therrien	Director

Report of Independent Auditors on

Financial Statement Schedule

To the Board of Directors

of Accent Optical Technologies, Inc.:

      Our audits of the consolidated financial statements referred to in our report dated March 19, 2004 appearing in this Registration Statement on Form S-1 also included an audit of the financial statement schedule listed in Item 16(b) of this Registration Statement on Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

Portland, Oregon
March 19, 2004

S-1

SCHEDULE II

ACCENT OPTICAL TECHNOLOGIES, INC.

VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charged to		Balance at
	Beginning of	Costs and		End of
Description	Period	Expenses	Deductions	Period

	(in thousands)
Years ended December 31:
2003
Allowance for doubtful accounts	$1,142	$(398)	$(2)	$742
Inventory valuation	9,311	3,017	(1,708)	10,620
Valuation allowances — deferred taxes	3,516	3,064	—	6,580
2002
Allowance for doubtful accounts	1,628	(278)	(208)	1,142
Inventory valuation	5,485	3,980	(154)	9,311
Valuation allowances — deferred taxes	1,658	1,858	—	3,516
2001
Allowance for doubtful accounts	1,344	485	(201)	1,628
Inventory valuation	3,940	2,252	$(707)	5,485
Valuation allowances — deferred taxes	—	$1,658	—	$1,658

S-2

EXHIBIT INDEX

Exhibit
Number		Description

1.1*	—	Form of Underwriting Agreement
3.1*	—	Amended and Restated Certificate of Incorporation of the Registrant
3.2*	—	Amended and Restated Bylaws of the Registrant
4.1*	—	Form of Common Stock Certificate
4.2	—	Securityholders Agreement among the Registrant and certain securityholders
4.3*	—	Letter Amendment to Securityholders Agreement among the Registrant and certain securityholders.
4.4*	—	Amendment No. 1 to Securityholders Agreement among the Registrant and certain securityholders
4.5	—	Investor Rights Agreement among Registrant and certain investors
5.1*	—	Opinion of Perkins Coie LLP
10.1	—	2000 Stock Incentive Plan of the Registrant
10.2	—	Form of Incentive Stock Option Agreement of the Registrant.
10.3	—	Form of Non-Qualified Stock Option Award Agreement of the Registrant.
10.4	—	Form of Non-Qualified Stock Option Award Agreement (U.K.) of the Registrant.
10.5*	—	2004 Equity Incentive Plan of the Registrant
10.6*	—	2004 Employee Stock Purchase Plan of the Registrant
10.7	—	Lease (York, U.K.) dated as of July 28, 2000, by and between Bio-Metrics Properties Ltd. and Accent Optical Technologies (U.K.) Ltd. (formerly Accent Semiconductor Technologies (U.K.) Ltd.)
10.8	—	Addendum to and Extension of York, U.K. Lease dated as of January 28, 2003, by and between Bio-Metrics Properties Ltd. and Accent Optical Technologies (U.K.) Ltd.
10.9	—	Addendum to York, U.K. Lease dated as of February 9, 2004, by and between Bio-Metrics Properties Ltd. and Accent Optical Technologies (U.K.) Ltd.
10.10	—	Jamison Building Office Lease (Bend, Oregon) dated February 1, 2001, by and between Bruce Rhine and AOTI Operating Company, Inc. (formerly ASTI Operating Company, Inc.)
10.11	—	Jamison Building Addendum (Bend, Oregon) dated October 1, 2001, by and between Bruce Rhine and AOTI Operating Company, Inc. (formerly ASTI Operating Company, Inc.)
10.12	—	Jamison Building Addendum (Bend, Oregon) dated October 1, 2003, by and between CEAD Partners, Inc. and AOTI Operating Company, Inc. (formerly ASTI Operating Company, Inc.)
10.13	—	Seller Note dated July 31, 2000, by the Registrant in favor of Bio-Rad Laboratories, Inc. in the principal amount of $8 million
10.14	—	Seller Note Modification Agreement dated as of December 18, 2002, by and among Bio-Rad Laboratories, Inc., Comerica Bank-California and the Registrant
10.15	—	Seller Note Modification Agreement Number Two dated as of November 20, 2003, by and among Bio-Rad Laboratories, Inc., Comerica Bank (successor to Comerica Bank-California) and the Registrant
21.1*	—	Subsidiaries of the Registrant
23.1*	—	Consent of Perkins Coie LLP (included as part of Exhibit 5.1 hereto)
23.2	—	Consent of PricewaterhouseCoopers LLP, Independent Accountants
24.1	—	Power of Attorney (included on signature page of the Registration Statement hereto)

* To be filed by amendment.